                                                     Registration No. 333-47393
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION


                       PRE-EFFECTIVE AMENDMENT NO. 2 TO
                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933



                            RESOURCE AMERICA, INC.
            (Exact name of registrant as specified in its charter)


                                    Delaware
         (State or other jurisdiction of incorporation or organization)


                                  72-0654145
                      (I.R.S. Employer Identification No.)


      1521 Locust Street, Philadelphia, Pennsylvania 19102 (215-546-5005) (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


Steven J. Kessler, 1521 Locust Street, Philadelphia, Pennsylvania 19102
                                 (215-546-5005)
(Name, address, including zip code, and telephone number, including area code, of agent for service)


                                   Copies to:

 J. Baur Whittlesey, Esq.                              Dave Muchnikoff, P.C.
Ledgewood Law Firm, P.C.                         Silver, Freedman & Taff, L.L.P.
   1521 Locust Street                               1100 New York Avenue, N.W.
 Philadelphia, PA 19102                           Washington, D.C. 20005-3934
     (215) 735-0663                                         (202) 682-0354

                            ---------------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box / /.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box / /.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering / /.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering / /.


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box / /.


     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.




                  SUBJECT TO COMPLETION, DATED APRIL 21, 1998



PROSPECTUS


                              [GRAPHIC OMITTED]


                             RESOURCE AMERICA, INC.

                        1,500,000 Shares of Common Stock

                            ---------------------
     Resource America, Inc. (the "Company") is hereby offering (this "Offering") for sale 1,500,000 shares of its common stock, $.01 par value per share (the "Common Stock").

     The Common Stock is quoted on the Nasdaq National Market System ("Nasdaq") under the symbol "REXI." The last sales price of the Common Stock on March 25, 1998, as reported on Nasdaq, was $57.00 per share. See "Price Range of Common Stock and Dividend Policy."
                            ---------------------

The Common Stock offered hereby involves a high degree of risk. See "Risk Factors" beginning on page 11 hereof for a discussion of certain factors that should be considered carefully by prospective purchasers.

                            ---------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

================================================================================

                      Price to    Underwriting    Proceeds to
                       Public      Discount(1)    Company(2)
Per Share .........  $           $               $
Total (3) .........  $           $               $

================================================================================
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the offering, estimated to be $____________.
(3) The Company has granted the several Underwriters a 30-day option to purchase up to 225,000 additional shares of Common Stock to cover over-allotments. If all such shares of Common Stock are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be $_____________, $____________ and $____________, respectively. See
    "Underwriting."

     The shares of Common Stock are offered by the Underwriters, subject to receipt and acceptance by the Underwriters, approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offers and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about ____________, 1998.


                            ---------------------

FRIEDMAN, BILLINGS, RAMSEY & CO., INC.


                         BANCAMERICA ROBERTSON STEPHENS

                                                   JANNEY MONTGOMERY SCOTT INC.


                  The date of this Prospectus is April    , 1998

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, New York, New York 10048. Copies of such documents may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, copies of such documents may be obtained through the Commission's Internet address at http://www.sec.gov. The Common Stock is authorized for quotation on Nasdaq and, accordingly, such materials and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


                            ADDITIONAL INFORMATION


     The Company has filed with the Commission a Registration Statement on Form S-3 (No. 333-47393) (together with any amendments thereto, the "Registration Statement"), under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits and financial statements, notes and schedules filed as part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the Commission at the addresses set forth above. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement or incorporated by reference therein.


     This Prospectus contains certain forward-looking statements which involve substantial risks and uncertainties. These forward-looking statements can generally be identified as such because the context of the statement includes words such as the Company "believes," "anticipates," "expects," "estimates," "intends," or other words of similar intent. Similarly, statements that describe the Company's future plans, objectives and goals are also forward-looking statements. The Company's actual results, performance or achievements could differ materially from those expressed or implied in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this Prospectus.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES. SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, previously filed with the Commission (File No. 0-4408) pursuant to Section 13 of the Exchange Act, are incorporated by reference herein and made a part hereof: (i) the Company's Annual Report on Form 10-K for the year ended September 30, 1997; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997; (iii) the Company's Current Reports on Form 8-K dated January 14, 1998 and March 13, 1998; and (iv) the description of the Company's Common Stock contained in Form 8-A, including any amendment or report filed for the purpose of updating such description.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. All information appearing in this Prospectus should be read in conjunction with, and is qualified in its entirety by, the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference, except to the extent set forth in the immediately preceding statement.


     The Company will provide without charge, to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference (other than exhibits not specifically incorporated by reference therein). Written or oral requests for such copies should be directed to: Secretary, Resource America, Inc., 1521 Locust Street, Philadelphia, Pennsylvania 19102 (215) 546-5005.

                              PROSPECTUS SUMMARY

                                  The Company


General

     The Company operates a specialty finance business focused on real estate finance and equipment leasing. For approximately 25 years prior to 1991, the Company was principally involved in the energy industry and it continues to conduct energy industry operations, including natural gas and oil production. Since 1991, the Company's business strategy has focused on locating and developing niche finance businesses in which the Company can realize attractive returns by targeting well-defined financial services markets and by developing specialized skills to service those markets on a cost-effective basis. To date, the Company has developed two main businesses: real estate finance and equipment leasing. Within its real estate finance business, the Company has developed a commercial mortgage loan acquisition and resolution business and a residential mortgage lending business. The Company has also sponsored a real estate investment trust and currently owns 15% of the trust's common shares of beneficial interest. Within its equipment leasing business, the Company focuses primarily on small ticket equipment lease financing, although it also manages five publicly-owned equipment leasing partnerships and has a lease finance placement and advisory business.


Real Estate Finance


     The Company's commercial mortgage loan acquisition and resolution business involves the purchase, at a discount, of troubled commercial real estate mortgage loans, and the restructuring and refinancing of those loans. These loans are generally acquired from private market sellers, primarily financial institutions. Loans acquired by the Company typically involve legal and other disputes among the lender, the borrower and/or other parties in interest, and generally are secured by properties which are unable to produce sufficient cash flow to fully service the loans in accordance with the original lender's loan terms. Since fiscal 1991 (when it entered this business), and through December 31, 1997, the Company's commercial mortgage loan portfolio has grown to 43 loans with aggregate outstanding loan balances of $318.3 million. These loans were acquired at an investment cost of $184.9 million (including subsequent advances, which had been anticipated by the Company at the time of acquisition and were included in its analysis of loan costs and yields and senior lien interests to which the properties were subject at the time of acquisition). While the Company has historically acquired loans in the $1.0 million to $15.0 million range, it has recently shifted its focus also to include larger loans which meet its investment objectives. See "-- Recent Developments" and "Risk Factors -- General -- Ability to Generate Growth Opportunities." During the fiscal years ended September 30, 1997, 1996 and 1995, the Company's yield on its net investment in commercial mortgage loans (including gains on sale of senior lien interests in, and gains, if any, resulting from refinancings of commercial mortgage loans) equalled 35%, 36% and 35%, respectively, while its gross profit (revenues from loan activities minus costs attributable thereto, including interest and provision for possible losses, and less depreciation and amortization, without allocation of corporate overhead) from its commercial mortgage loan activities for the same periods were $16.5 million, $6.3 million and $5.3 million, respectively. The yield on net investment in commercial mortgage loans for the quarter ended December 31, 1997 was 30%, while gross profit for that period was $7.3 million.


     The Company seeks to reduce the amount of its own capital invested in commercial mortgage loans after their acquisition, and to enhance its returns, through sale at a profit of senior lien interests in its loans (typically on a recourse basis) or through borrower refinancing of the properties underlying its loans. At December 31, 1997, senior lenders held outstanding obligations of $93.2 million. For the quarter ended December 31, 1997, the ratio of cash flow (based upon (i) with respect to loans acquired prior to October 1, 1997, cash flows for the quarter ended December 31, 1997, and (ii) with respect to loans acquired on or after October 1, 1997, cash flow estimates, historical information or information on cash flows for periods other than for the quarter ended December 31, 1997) to the required debt service on senior lien interests averaged 2.48 to 1. See "Business -- Real Estate Finance -- Commercial

Mortgage Loan Acquisition and Resolution: Loan Status." The excess of operating cash flow over required debt service on senior lien obligations is, pursuant to agreements with most borrowers, generally retained by the Company as debt service on the outstanding balance of the Company's loans.

     The Company's residential mortgage lending business provides first and second mortgage loans on one-to-four family residences to borrowers who typically do not conform to guidelines established by the Federal National Mortgage Association ("Fannie Mae") because of past credit impairment or other reasons. Through its subsidiaries, Fidelity Mortgage Funding, Inc. ("FMF") which commenced lending operations in October 1997 and Tri-Star Financial Services, Inc. ("Tri-Star") which was acquired in November 1997, the Company is licensed as a residential mortgage lender in 23 states and is currently originating loans in 11 states (Connecticut, Delaware, Indiana, Kentucky, Maryland, Mississippi, New Jersey, North Carolina, Ohio, Pennsylvania and Virginia). The Company concentrates on mid-size residential mortgage loans with a targeted average loan of approximately $50,000. The Company markets its services directly to consumers and anticipates establishing "private label" lending programs (that is, programs where the Company will process, fund and service loans originated by an institution, under the institution's name) for institutions which, because of a lack of expertise in the area or for other reasons, do not otherwise originate non-conforming loans. The Company pursues a strategy of selling its residential mortgage loan portfolio on a regular basis. The Company is currently an approved loan seller to 16 investors.

     The Company sponsored Resource Asset Investment Trust ("RAIT"), a real estate investment trust which is publicly traded on the American Stock Exchange. The Company sold 10 loans and senior lien interests in two other loans to RAIT in January 1998. The aggregate price paid by RAIT for the loans and the senior lien interests was $20.2 million (including $2.1 million attributable to senior lien interests acquired by the Company in anticipation of sale of the loans to RAIT and thereafter sold to RAIT, at cost). The Company realized a gain on this sale of $3.1 million. The Company anticipates selling further loans to RAIT. See "Business -- Real Estate Finance -- Sponsorship of Real Estate Investment Trust" and "Management -- Certain Relationships and Related Party Transactions."


Equipment Leasing

     The Company's equipment leasing business commenced in September 1995 with the acquisition of an equipment leasing subsidiary of a regional insurance company. Through this acquisition, the Company manages five publicly-held equipment leasing partnerships involving $49.8 million (original equipment cost) in leased assets at December 31, 1997. More importantly, through this acquisition the Company acquired an infrastructure of operating systems, computer hardware and proprietary software (generally referred to as a "platform"), as well as personnel, which the Company utilized in fiscal 1996 as a basis for the development of an equipment leasing business for its own account. As part of its development of this business, in early 1996 the Company hired a team of four experienced leasing executives, including the former chief executive officer of the U.S. leasing subsidiary of Tokai Bank, a major Japanese banking institution. The Company's operational strategy for equipment leasing is to focus on leases with equipment costs of between $5,000 to $100,000 ("small ticket" leasing), with a targeted average transaction of approximately $10,000 per lease. The Company markets its equipment leasing products through vendor programs with equipment manufacturers, distributors and other vendors such as Minolta Corporation and Lucent Technologies, Inc. The Company believes that the small ticket leasing market within the dealer distribution channels is under-served by equipment lessors, banks and other financial institutions, affording the Company a market opportunity with significant growth potential. During the first quarter of fiscal 1998, the Company received 3,608 lease applications involving equipment with an aggregate cost of $47.8 million, approved 1,907 applications involving equipment with an aggregate cost of $18.6 million, and entered into 1,551 transactions involving equipment with an aggregate cost of $16.0 million. During fiscal 1997, the Company received 8,344 lease applications involving equipment with an aggregate cost of $113.4 million, approved 5,054 applications involving equipment with an aggregate cost of $67.2 million, and entered into 3,214 transactions involving equipment with an aggregate cost of $34.6 million.

     The Company pursues a strategy of selling equipment leases originated by it in bulk on a servicing retained basis. See "Business -- Equipment Leasing --
Strategy: Focus on Lease Sales." During the first quarter of fiscal 1998 and during fiscal 1997, the Company sold equipment leases with an aggregate book value of approximately $14.4 million and $30.2 million, respectively, to third parties. The Company's income from retained servicing was not material during either the first fiscal quarter of 1998 or fiscal 1997.


Energy

     The Company produces natural gas and, to a lesser extent, oil from locations principally in Ohio, Pennsylvania and New York. At December 31, 1997, the Company had a net investment of $12.4 million in its energy operations, including interests in 1,264 individual wells owned directly by the Company or through 64 partnerships and joint ventures managed by the Company. While the Company has focused its business development efforts on its specialty finance operations over the past several years, its energy operations historically have provided a steady source of cash flow and tax benefits. From time to time, the Company receives indications of interest in the acquisition of its energy operations, and continually pursues the increase of its reserve base through selective acquisition of producing properties and other assets. Within the past nine months, the Company has acquired the assets of two small energy companies.




Recent Developments

     Commercial Loan Purchase. On March 13, 1998, the Company and RAIT purchased a defaulted loan in the original principal amount of $80.0 million, plus accrued fees, restructuring charges, interest and costs (the "Loan"). The purchase price of the Loan was $85.5 million, $75.5 million of which was contributed by the Company and $10.0 million of which was contributed by RAIT. There can be no assurance that the Company will realize the full outstanding amount of the Loan. The Loan is secured by a first priority mortgage lien on an office building known as the "Evening Star Building" located at 1101 Pennsylvania Avenue, N.W., Washington, D.C. (the "Property"). The Property has been valued by an independent valuation firm at not less than $90.0 million. Such valuation is only an estimate of value and should not be relied upon as a precise measure of market value. Contemporaneously with the purchase of the Company's interest in the Loan, the Company obtained senior secured financing of $55.0 million. RAIT's participation interest in the Loan entitles it to receive a priority return of its investment, after repayment of the senior secured financing. See "Business -- Recent Developments -- Commercial Loan Purchase" and "-- Commercial Mortgage Loan Acquisition and Resolution:
Accounting for Discounted Loans."

     Commercial Mortgage Loan Credit Facility. In March 1998, the Company, through certain operating subsidiaries, established an $18.0 million revolving credit facility with Jefferson Bank for its commercial mortgage loan operations. No borrowings have been made under this facility to date. See "Business -- Recent Developments -- Commercial Mortgage Loan Facility." See also "Management -- Certain Relationships and Related Party Transactions -- Relationship with Jefferson Bank."

                                 The Offering
Common Stock offered to the
 public..................   1,500,000 shares(1)

Common Stock to be outstanding after
 the Offering 6,250,717 shares(1)(2)


Use of Proceeds..........   The net proceeds from the sale of Common Stock by
                            the Company will be used primarily for the acquisition of additional commercial real estate mortgage loans and, to a lesser extent, for the expansion of equipment leasing operations, the acquisition of selected energy properties and assets and for other general corporate purposes.


Nasdaq Stock
 Market symbol.......................................................... REXI

-------------
(1) Based on 4,750,717 shares of Common Stock outstanding as of March 25, 1998. Assumes that the Underwriters' over-allotment option to purchase up to 225,000 shares of Common Stock is not exercised.

(2) Does not give effect to employee stock options to purchase up to 262,431 shares of Common Stock outstanding at March 25, 1998.

                      Summary Consolidated Financial Data

     The financial data set forth below should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.



                                                       As of and for
                                                     the Quarter Ended
                                                        December 31,
                                                 --------------------------
                                                      1997          1996
                                                 --------------  ----------
                                                   (in thousands, except
                                                           ratios
                                                    and per share data)
Statement of Operations Data:
Revenues:
Real estate finance --
 Interest(1) ..................................     $ 4,668       $ 1,427
 Fees .........................................       1,775         1,407
 Gains on refinancings and sales of senior
  lien interests ..............................       2,949           385
                                                    -------       -------
  Total .......................................       9,392         3,219
Equipment leasing .............................       3,172         1,202
Energy production .............................       1,232           950
Energy services ...............................         583           389
Interest ......................................         698            84
                                                    -------       -------
  Total revenues ..............................      15,077         5,844
Costs and expenses:
 Real estate finance ..........................       1,523           163
 Equipment leasing ............................       1,325           883
 Energy exploration and production ............         574           412
 Energy services ..............................         309           224
 General and administrative ...................         927           592
 Provision for possible losses ................         318            10
 Interest .....................................       3,870           409
 Other ........................................          (3)          (88)
                                                    -------       -------
  Total costs and expenses ....................       8,843         2,605
Income before income taxes, depreciation,
 depletion and amortization ...................       6,234         3,239
Depreciation, depletion and amortization ......         508           379
Income before income taxes ....................       5,726         2,860
Net income ....................................       3,951         2,285

Segment Profitability (Loss):(2)
Real estate finance ...........................     $ 7,467       $ 2,865
Equipment leasing .............................       1,430           214
Energy exploration, production and services             518           372
Corporate (excluding taxes)(3) ................      (3,692)         (679)

Balance Sheet and Other Data:
Assets:
 Current assets ...............................     $34,343       $ 8,721
 Net investment in real estate loans ..........     128,884        49,693
 Net investment in leasing assets .............      13,214         5,388
 Net investment in energy property and
  equipment ...................................      12,379        11,036
 Net other assets .............................      19,099         5,573
                                                    -------       -------
  Total assets ................................     207,919        80,411
Liabilities:
 Current liabilities ..........................     $16,690       $ 2,449
 Long-term debt less current maturities(4).....     118,116        22,496
 Deferred income taxes and long-term
  liabilities .................................       2,656         2,589
                                                    -------       -------
  Total liabilities ...........................     137,462        27,534
Stockholders' equity(5) .......................      70,457        52,877
Stockholders' equity per common share(6)(7) ...       14.86         14.89


                                                                         As of and for the
                                                                     Year Ended September 30,
                                                 -----------------------------------------------------------------
                                                     1997         1996          1995          1994         1993
                                                 -----------  ------------  ------------  -----------  -----------
                                                         (in thousands, except ratios and per share data)
Statement of Operations Data:
Revenues:
 Real estate finance --
 Interest(1) ..................................   $  9,001     $  2,853      $  3,422      $   1,401    $     606
 Fees .........................................      2,556          675           963             25           --
 Gains on refinancings and sales of senior
  lien interests ..............................      7,587        3,643         1,729          1,096           --
                                                  --------     ---------     ---------     ---------    ---------
  Total .......................................     19,144        7,171         6,114          2,522          606
Equipment leasing .............................      7,162        4,466            --             --           --
Energy production .............................      3,936        3,421         3,452          3,442        3,409
Energy services ...............................      1,672        1,736         1,879          2,080        2,445
Interest ......................................        930          197           149            136          106
                                                  --------     ---------     ---------     ---------    ---------
  Total revenues ..............................     32,844       16,991        11,594          8,180        6,566
Costs and expenses:
 Real estate finance ..........................      1,069          852           801            248          114
 Equipment leasing ............................      3,822        2,339            --             --           --
 Energy exploration and production ............      1,823        1,582         1,733          2,004        1,735
 Energy services ..............................        909          869         1,026          1,131        1,106
 General and administrative ...................      2,851        1,756         2,265          1,901        1,841
 Provision for possible losses ................        653            7            --             --           --
 Interest .....................................      5,273          872         1,091            310           41
 Other ........................................       (101)            (7)           (1)          30         (383)
                                                  --------     -----------   -----------   ---------    ---------
  Total costs and expenses ....................     16,299        8,270         6,915          5,624        4,454
Income before income taxes, depreciation,
 depletion and amortization ...................     16,545        8,721         4,679          2,556        2,112
Depreciation, depletion and amortization ......      1,614        1,368         1,335          1,347        1,478
Income before income taxes ....................     14,931        7,353         3,344          1,209          634
Net income ....................................     10,951        5,147         2,714          1,309          590

Segment Profitability (Loss):(2)
Real estate finance ...........................   $ 16,546     $  6,281      $  5,276      $   2,237    $     455
Equipment leasing .............................      2,457        1,916            --             --           --
Energy exploration, production and services          1,699        1,646         1,317          1,114        1,720
Corporate (excluding taxes)(3) ................     (5,845)      (2,497)       (3,248)        (2,105)      (1,393)

Balance Sheet and Other Data:
Assets:
 Current assets ...............................   $ 72,269     $  6,106      $  3,924      $   3,985    $   2,150
 Net investment in real estate loans ..........     88,816       21,798        17,991         10,386        7,329
 Net investment in leasing assets .............      8,152          729            --             --           --
 Net investment in energy property and
  equipment ...................................     11,400       11,265        11,964         12,786       13,542
 Net other assets .............................     14,482        4,061         3,671          7,639        2,210
                                                  --------     ----------    ----------    ---------    ---------
  Total assets ................................    195,119       43,959        37,550         34,796       25,231
Liabilities:
 Current liabilities ..........................   $ 10,841     $  1,664      $  1,329      $   1,355    $     723
 Long-term debt less current maturities(4).....    118,786        8,966         8,523          8,627          813
 Deferred income taxes and long-term
  liabilities .................................        663        2,206         1,147            674          834
                                                  --------     ----------    ----------    ---------    ---------
  Total liabilities ...........................    130,290       12,836        10,999         10,656        2,370
Stockholders' equity(5) .......................     64,829       31,123        26,551         24,140       22,861
Stockholders' equity per common share(6)(7) ...      13.79        16.43         14.21          12.52        11.59

                                                      As of and for
                                                    the Quarter Ended
                                                       December 31,
                                                --------------------------
                                                    1997          1996
                                                ------------  ------------
                                                  (in thousands, except
                                                         ratios
                                                    and per share data)
Assets under management:
 Real estate(8) ..............................      330,131        139,608
 Leasing(9) ..................................      114,876         83,503
 Energy(10) ..................................       38,867         32,145
                                                    -------        -------
  Total assets under management ..............      483,874        255,256

Selected Ratios:
Operating ratios -
 Return on equity(11) ........................           23%            22%
 Yield on net real estate investment(12) .....           30%            36%
Balance sheet ratios:
 Real estate loan to value(13) ...............           82%            80%
 Earnings to fixed charges(14) ...............         2.48           8.00

Common Share Information:
Net income per common share (basic)(15) ......   $      .83       $    .91
Weighted average number of common
 shares outstanding (basic) ..................        4,733          2,507
Net income per common share (diluted)(16).....   $      .81       $    .66
Weighted average number of common
 shares (diluted) ............................        4,906          3,476
Cash dividends per common share ..............   $      .10       $    .10

(RESTUBBED TABLE)

                                                                        As of and for the
                                                                     Year Ended September 30,
                                                ------------------------------------------------------------------
                                                    1997          1996          1995          1994         1993
                                                ------------  ------------  ------------  -----------  -----------
                                                         (in thousands, except ratios and per share data)
Assets under management:
 Real estate(8) ..............................      233,666       100,520        52,955       26,328      13,303
 Leasing(9) ..................................      105,940        79,649       103,439           --          --
 Energy(10) ..................................       37,809        32,147        33,688       36,067      38,500
                                                    -------       -------       -------       ------      ------
  Total assets under management ..............      377,415       212,316       190,082       62,395      51,803

Selected Ratios:
Operating ratios -
 Return on equity(11) ........................           23%           18%           11%           6%          3%
 Yield on net real estate investment(12) .....           35%           36%           35%          31%         12%
Balance sheet ratios:
 Real estate loan to value(13) ...............           82%           86%           78%          79%         82%
 Earnings to fixed charges(14) ...............         3.83          9.44          4.07         4.89       16.45

Common Share Information:
Net income per common share (basic)(15) ......    $    3.15     $    2.72     $    1.43     $    .66     $   .30
Weighted average number of common
 shares outstanding (basic) ..................        3,478         1,890         1,904        1,970       1,975
Net income per common share (diluted)(16).....    $    2.51     $    1.88     $    1.23     $    .64     $   .30
Weighted average number of common
 shares (diluted) ............................        4,358         2,757         2,235        2,076       1,990
Cash dividends per common share ..............    $     .40     $     .38     $     .09     $     --     $    --

-------------
(1) Interest income includes accreted discounts of $1.7 million and $793,000 for the quarters ended December 31, 1997 and 1996, respectively, and $4.1 million, $954,000, $1.2 million, $602,000, and $256,000 for the fiscal years ended September 30, 1997, 1996, 1995, 1994 and 1993, respectively.

(2) Represents segment revenues minus segment costs less depreciation, depletion and amortization attributable to the segment, but without allocation of corporate overhead.

(3) Includes interest expense, interest income on cash not invested in operations, general and administrative expenses, and depreciation and amortization not allocated to operations of other segments. Interest expense was $3.9 million and $409,000 for the quarters ended December 31, 1997 and 1996, respectively, and $5.3 million, $872,000, $1.1 million, $310,000 and $41,000 for the years ended September 30, 1997, 1996, 1995,
     1994 and 1993, respectively.


(4) In July 1997, the Company completed a private offering of 12% senior notes and received net proceeds (after placement expenses) of $110.4 million.


(5) In December 1996, the Company completed a public offering of shares of Common Stock and received net proceeds (after underwriting and offering expenses) of $19.5 million.

(6) Based on shares of Common Stock outstanding of 4.7 million and 3.6 million at December 31, 1997 and 1996, respectively, and 4.7 million, 1.9 million, 1.9 million, 1.9 million, and 2.0 million at September 30, 1997, 1996, 1995, 1994, 1993, respectively.


(7) Giving effect to the issuance of 1.5 million shares in this Offering at an assumed price of $57.00 (the closing price of the Common Stock on Nasdaq on March 25, 1998), and after deduction of underwriting discounts and estimated offering expenses, stockholders' equity per common share would have been $24.10 on December 31, 1997.


(8) Represents the stated, or face, amount of outstanding loans plus accrued interest and penalties.

(9) Represents the aggregate of (i) the original cost of equipment under lease and cash held by equipment leasing limited partnerships managed by the Company, and (ii) gross lease receivables under leases held in the Company's portfolio or serviced by the Company for third parties.

(10) Represents the original cost of assets held by the Company and energy partnerships and joint ventures managed by the Company.

(11) Calculated as net income divided by average stockholders' equity.

(12) Calculated as gross real estate finance revenues (including gains on refinancings and sales of senior lien interests in commercial mortgage loans) divided by the average book cost of real estate finance assets.

(13) Calculated as the aggregate book value of loans with respect to any property (including all loans with liens senior to or of the same seniority with the loan interest held by the Company) divided by the appraised value of the property.

(14) Calculated by dividing income from continuing operations before income taxes, extraordinary gains and cumulative effect of a change in accounting principle plus fixed charges by fixed charges. Fixed charges represent total interest expense, including amortization of debt expense and discount relating to indebtedness.


(15) Calculated as net income divided by the weighted average number of shares of Common Stock outstanding during the period, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128.


(16) Calculated as net income divided by the weighted average number of shares of Common Stock outstanding during the period and dilutive potential Common Stock in accordance with SFAS No. 128. Dilutive potential shares of Common Stock include shares issuable under the terms of various stock option and warrant agreements (including, during fiscal 1994 through fiscal 1997, warrants exercised during fiscal 1997) net of the number of such shares that could have been reacquired (at the weighted average price of the Common Stock during the period) with the proceeds received from the exercise of the options and warrants.

                                 RISK FACTORS

     In addition to the other information contained or incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock. The cautionary statements set forth below and elsewhere in this Prospectus, or which are incorporated by reference herein, should be read as accompanying forward-looking statements included or incorporated by reference herein. The risks described in the statements set forth below could cause the Company's results to differ materially from those expressed in or indicated by such forward-looking statements.


General


     Ability to Generate Funding for Growth. The success of the Company's future operations will depend largely upon the continued availability of outside funds for its real estate finance and equipment leasing operations. Funding for the Company's operations has been derived from a number of different sources, including internally generated funds, borrowings, and the sale of its notes and Common Stock. See "Business -- Sources of Funds" and "-- Recent Developments." The future availability of third-party financing for each of the Company's specialty finance businesses will depend on a number of factors over which the Company has limited or no control, including general conditions in the credit markets, the size, pricing and liquidity of the markets for the types of mortgage loans or equipment leases in the Company's portfolio and the financial performance of the Company's loans and equipment leases. There can be no assurance that the Company will be able to generate funding on satisfactory terms and in acceptable amounts and thus sustain its growth. Moreover, any failure to renew or obtain adequate funding under a credit or financing facility or other borrowing could have a material adverse effect on the Company's results of operations and financial condition. To the extent the Company is not successful in maintaining or replacing existing financing, and, in particular, replacing or refinancing the $115.0 million principal amount of its 12% Senior Notes (the "Senior Notes") when they become due in August 2004, the Company would have to curtail its activities (and, with respect to the Senior Notes, possibly sell assets in order to repay the Senior Notes), which would have a material adverse effect on the Company's results of operations and financial condition.


     Certain Financing Limitations Imposed by Senior Notes. The Indenture pursuant to which the Senior Notes were issued permits the Company to incur both secured and unsecured debt in the future, subject to specific limitations. Such limitations include (i) a prohibition against incurring debt, of equal seniority with or junior to the Senior Notes, which has a maturity prior to that of the Senior Notes, and (ii) a prohibition from incurring further debt where the ratio of debt (excluding debt used to acquire mortgage loans, equipment leases or other assets, obligations to repurchase assets sold, guarantees of either of the foregoing and certain other obligations) to the Company's consolidated net worth would exceed 2.0 to 1.0. For a description of certain other limitations imposed by the Indenture, see "Business -- Sources of Funds." Such limitations may restrict the ability of the Company to obtain financing in the future.


     Ability to Generate Growth Opportunities. The success of the Company's finance operations will also depend on its continued ability to generate attractive opportunities for acquiring commercial mortgage loans at a discount and originating and reselling equipment leases and residential mortgage loans. In each area, the Company will rely primarily upon the knowledge, experience and industry contacts of its senior management to generate appropriate opportunities. See "Management." There can be no assurance that the Company will generate opportunities satisfactory to it sufficient to sustain growth or that, in its commercial mortgage loan acquisition and resolution activities, that the Company will be able to acquire loans in the same manner, on similar terms or at similar levels of discount as its current portfolio loans. In this regard the Company has recently shifted its focus to also include larger loans which, due to their size, increase the risks to the Company. The availability of loans for acquisition on terms acceptable to the Company, and the ability of the Company to originate satisfactory equipment leases and residential mortgage loans, will depend upon a number of factors over which the Company has no control, including economic conditions, interest rates and the market for and value of properties securing loans which the Company may seek to acquire. The Company may also be affected by competition from other acquirors of troubled loans and by the willingness of financial institutions and other entities to dispose of troubled or under-performing loans in their portfolios.


     The Company's growth strategy with respect to both equipment leasing and residential mortgage lending involves expanding these businesses through increased penetration into existing markets and expansion into new markets while maintaining satisfactory premiums on sale, interest rate spreads and underwriting criteria. Implementation of this strategy will depend in large part on the Company's ability to (i) expand its network of manufacturers, distributors and other vendors to join with the Company in vendor programs for equipment leasing and, with respect to residential mortgage lending, establishing direct-sourced origination activities in markets with a sufficient concentration of borrowers meeting the Company's underwriting criteria, (ii) hire, train and retain skilled employees, and (iii) continue to expand in the face of increasing competition from other lessors and mortgage lenders. There can be no assurance that the Company will be able to implement these growth strategies, or that such strategies will be effective.


     Risks Related to Management of Growth. The Company has recently undergone a period of significant growth, and further expansion may significantly strain the Company's management, financial and other resources. There can be no assurance that the Company will manage its growth effectively or that the Company will be able to attract and retain the personnel necessary to meet its business objectives. If the Company is unable to manage its growth effectively, the Company's business, operating results and financial condition could be materially adversely affected.


     Interest Rate Risks. As an entity engaged in real estate finance and equipment leasing, the Company will be subject to risks relating to changes in interest rates. In general, in a period of rising interest rates, the resale value of loans or leases with fixed interests rates will decrease. Changing interest rate environments will also affect the Company's rate of return on its investments. In commercial mortgage loan acquisition and resolution, a rising interest rate environment will increase the Company's cost of funds, such as the interest rates payable on new senior lien interests sold by the Company or new borrower refinancings, while not necessarily resulting in an increase in interest paid to or accrued by the Company, thus reducing the Company's return on its funds invested. Interest rate changes will also affect the Company's return on commercial mortgage loan originations. In particular, during a period of declining rates, the amounts becoming available to the Company for investment due to repayment of its commercial mortgage loans, sales of senior lien interests, borrower refinancing or (particularly with its residential mortgage loans) prepayments may be invested at lower rates than the Company had been able to obtain in prior investments, or than the rates on the repaid loans. In addition, in residential mortgage lending and equipment leasing, the return expected, and the rates charged, by the Company are based on interest rates prevailing in the market at the time of loan origination or lease approval. Until the Company's residential loans or leases are sold, they are funded from the Company's credit facilities or from working capital. Should the Company be unable to sell residential loans or leases with fixed rates within a reasonable period of time after funding, the Company's operating margins could be adversely affected by increases in interest rates. Further, increases in interest rates could cause a reduction in demand for the Company's residential mortgage and lease funding.


     Economic Slowdown May Adversely Affect Volume of Residential Mortgage Loans and Equipment Leases. Periods of economic slowdown may reduce the demand for residential mortgage loans as people elect not to purchase new homes due to economic uncertainty and also may adversely affect the financial condition of potential borrowers so that they do not meet the Company's underwriting criteria. In addition, economic slowdowns may cause a decline in real estate values. Any material decline in real estate values will reduce the ability of borrowers to use home equity to support borrowings by negatively affecting loan-to-value ratios of the home equity collateral. Similarly, small businesses may defer the leasing of new equipment or may suffer a decline in profitability which would inhibit their ability to obtain lease financing. To the extent that the loan-to-value ratios of prospective borrowers' home equity collateral (for residential mortgage loans) or the debt service ratios (for equipment leasing) do not meet the Company's underwriting criteria, the volume of loans and leases originated by the Company could decline which could have a material adverse effect on the Company's operations and financial condition.


     Credit Risks. Loans and equipment leases are subject to the risk of default in payment by borrowers and lessees. Defaults by borrowers and lessees could adversely affect the Company's financial position. Upon a default, the Company will attempt to recover outstanding loan or lease balances through foreclosure, repossession of equipment or similar procedures. With respect to any particular loan or equipment lease, instituting any of these procedures could adversely impact the Company's yield on such loan or lease. There can be no assurance that, in the event of default, the amount realizable from the property securing a defaulted loan or the equipment subject to a defaulted lease will be sufficient to recover amounts invested by or owed to the Company. See "Risk Factors -- Real Estate Finance Considerations -- Lien Priority" and "-- Equipment Leasing Considerations -- Residuals."


     The commercial mortgage loans acquired in the Company's commercial mortgage loan acquisition and resolution operations typically do not provide for recourse against the borrowers and, accordingly, in seeking to collect amounts owed on a loan, the Company must rely solely on the value of the property underlying the loan to satisfy the obligation. This value will be affected by numerous factors beyond the Company's control, including general or local economic conditions, neighborhood real property values, interest rates, operating expenses (such as real estate taxes and insurance costs), occupancy rates and the presence of competitive properties. In addition, most of the Company's loans require a substantial lump sum payment at maturity. The ability of a borrower to pay a lump sum, and thus the ability of the Company to collect promptly all amounts due upon maturity, may be dependent on the borrower's ability to obtain suitable refinancing or otherwise raise a substantial amount of cash which, in turn, will depend upon factors (such as those referred to previously) over which the Company has no control. To the extent that the Company sells a senior lien position in a loan, or the loan is refinanced, the Company will typically retain a subordinated interest in the loan, which may be unsecured. See "Risk Factors -- Real Estate Finance Considerations -- Lien Priority." Such retained interests are relatively illiquid investments and are subject to materially increased risks of collection upon default.


     The Company focuses its marketing efforts in residential mortgage lending on borrowers who may be unable to obtain mortgage financing from conventional mortgage sources. Loans made to such borrowers may entail a higher risk of delinquency and higher losses than loans made to borrowers who qualify to utilize conventional mortgage sources. Delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Further, any material decline in real estate values increases the loan-to-value ratios of loans previously made by the Company, thereby weakening collateral coverages and increasing the possibility of a loss in the event of a borrower default. Any sustained period of increased delinquencies, foreclosures or losses after the loans are sold could adversely affect the pricing of the Company's future residential loan sales and the ability of the Company to sell its residential loans in the future.


     The Company specializes in acquiring and originating equipment leases involving equipment with a purchase price of less than $100,000, generally involving small and mid-size commercial businesses located throughout the United States. Small business leases may entail a greater risk of non-performance and higher delinquencies and losses than leases entered into with larger lessees because small businesses generally have lesser financial resources with which to meet lease obligations and may be more susceptible to changes in economic conditions. Although the Company seeks to mitigate this risk through the use of its Small Business Credit Scoring System, its asset tracking systems and its loan servicing and collection procedures, there can be no assurance that the Company will not be subject to higher risks of default than firms leasing to larger entities. Moreover, because of the Company's short operating history in leasing, only limited performance data is available with respect to leases funded by the Company. Thus, historical delinquency and loss statistics are not necessarily indicative of future performance. The failure of the Company's lessees to comply with the terms of their leases will result in the inability of such leases to qualify to serve as collateral under the Company's warehouse facilities or to be sold to investors, which may materially adversely affect the Company's liquidity. Additionally, delinquencies and defaults experienced in excess of levels estimated by management in determining the Company's allowance for credit losses could have a material adverse effect on the Company's ability to obtain financing and effect lease sales or other transactions which may, in turn, have a material adverse effect on the Company's financial condition and result of operations.


     Dependence on Lease and Residential Loan Sales. Gains on sales of residential loans and equipment leases generated by the Company represent a material and growing source of the Company's revenues and net income, aggregating $3.2 million or 21% of the Company's revenues for the three months ended December 31, 1997. The gain on sale of leases sold represented approximately 56% of revenues from leasing operations for the quarter ended December 31, 1997 and approximately 52% of the Company's revenues from leasing operations in fiscal 1997. The gain on sale of residential mortgage loans represented 84% of the Company's revenues from residential mortgage loan operations for the quarter ended December 31, 1997 (the quarter in which such operations commenced). Furthermore, the Company will rely in significant part on proceeds from residential loan and equipment lease sales to generate cash for further investments and for repayment of borrowings used by the Company to originate residential loans and equipment leases. The Company sells virtually all of its residential loan and equipment leases in the secondary market to a limited number of institutional purchasers. Several factors affect the Company's ability to complete such lease and residential mortgage sales, including the credit quality of the Company's lease and mortgage originations, compliance of the Company's originations with eligibility requirements established by buyers, and, to the extent that such buyers engage in securitization transactions or other structured finance techniques in order to fund their purchases, conditions in the asset-backed securities markets. There can be no assurance that such purchasers will continue to purchase loans or equipment leases or that the purchase terms will be similar to those obtained by the Company to date. To the extent that the Company cannot successfully replace such purchasers or negotiate favorable terms for such purchases, the Company's results of operations and financial condition could be materially adversely affected. See "Risk Factors -- Real Estate Finance Considerations -- Note Received in Sale of Certain Residential Loans" and "-- Equipment Leasing Considerations -- Sale of Equipment Leases." For a discussion of the Company's revenue recognition and accounting policies pertaining to its equipment leasing operations, see "Business -- Equipment Leasing -- Revenue Recognition and Lease Accounting."

     Risks Related to Representations and Warranties in Residential Loan and Equipment Lease Sales. The Company engages in bulk residential loan and equipment lease sales pursuant to agreements that typically require the Company to repurchase or substitute loans or equipment leases in the event of a breach of a representation or warranty made to the purchaser, any misrepresentation during the mortgage loan origination process or, in some cases, upon any fraud or first payment default on an equipment lease or mortgage loan. Any claims asserted against the Company in the future by one of its lease or loan purchasers may result in liabilities or legal expenses that could have a material adverse effect on the Company's results of operations and financial condition.


     Fluctuations in Periodic Results. The Company may experience significant fluctuations in quarterly or other periodic operating results due to a number of factors, including variations in the volume of commercial mortgage loans purchased and in the volume of residential mortgage loans and equipment leases originated by the Company, fees obtained in connection with the Company's commercial loan activities, timing of sales of senior lien interests or borrower refinancings of commercial loans, loan prepayments, differences between the Company's cost of funds and average yield on its residential mortgage loans and leases prior to sale, default rates on loans or leases originated by the Company, variations in prices obtainable, or demand for, natural gas and oil, the degree to which the Company encounters competition in its markets and general economic conditions. In addition, both the residential lending and equipment leasing businesses are relatively young and still evolving and, accordingly, involve greater uncertainties and risk of loss. As a result, results for any one quarter or period should not be relied upon as being indicative of performance in future quarters or periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Competition. In each of its business operations, the Company is subject to intense competition from numerous competitors, many of whom possess far greater financial, marketing, operational and other resources than the Company and who may have lower costs of funds than the Company. In this regard, the Company will also have to compete for the capital necessary to fund both its real estate finance and equipment leasing operations based largely upon the performance of its portfolio loans and equipment leases.

     Although the commercial mortgage loan acquisition and resolution business is generally competitive in virtually all of its aspects, the Company's focus on the acquisition of troubled commercial real estate loans subject to complex and/or contentious situations is a niche in which the Company believes there are relatively few, specialized investors. In the overall market for the acquisition of real estate obligations, however, there are a substantial number of competitors (including investment partnerships, financial institutions, investment companies, public and private mortgage funds and other entities). Many of the Company's competitors possess greater financial and other resources than the Company. As a result, there can be no assurance that the Company will be able to effect acquisitions of discounted loans in the same manner and on the same terms as in the past or that there will not be significant variations in the profitability of the Company's commercial mortgage loan acquisition and resolution business.

     As an originator of residential mortgage loans and equipment leases, the Company faces intense competition, primarily from mortgage banking companies, commercial banks, credit unions, thrift institutions and finance companies and from equipment manufacturers that finance the sale or lease of their products themselves. Furthermore, the current level of gains realized by the Company and its competitors on the sale of non-conforming residential mortgage loans is attracting and may continue to attract additional competitors into the non-conforming mortgage loan market. In the future, the Company may also face competition from, among others, governmental-sponsored entities who may enter the non-conforming mortgage market.

     Increased competition in the residential mortgage loan and equipment leasing markets could have the possible effects of (i) lowering gains that may be realized on the Company's residential mortgage loan and equipment lease sales, (ii) reducing the volume of the Company's loan and equipment lease originations and sales, (iii) increasing the demand for the Company's experienced personnel and the potential that such personnel will be recruited by the Company's competitors, and (iv) lowering the industry standard for underwriting guidelines (for example, by providing for less stringent debt service coverage or loan-to-value ratios) as competitors attempt to increase or maintain market share in the face of increased competition. See "Risk Factors -- Risk of Economic Slowdown May Adversely Affect Volume of Residential Mortgage Loans and Equipment Leases" and "-- Credit Risks."

     As the Company expands into new geographic or industry markets, it may face competition from residential mortgage lenders or equipment lessors with established positions in these markets. There can be no assurance that the Company will be able to successfully compete with such established lenders or lessors. Further, there can be no assurance that the Company will be able to continue to compete successfully in the markets it serves. Inability to compete successfully would have a material adverse effect on the Company's results of operations and financial condition.

     Changing Nature of Risks. The nature of the risks associated with the Company's operations have changed and are likely to continue to change over time due to a corporate strategy which emphasizes the entry into and exit from business lines based on market, economic or competitive conditions. As a result, there can be no assurance that the risks associated with an investment in the Company described in this Prospectus will not materially change in the future or that there will not be additional risks associated with the Company's future operations not described herein.


Real Estate Finance Considerations

     Troubled Status of Acquired Commercial Loans and Underlying
Properties. The Company seeks to acquire commercial real estate mortgage loans at a discount from both the unpaid principal and interest amounts of the loans and the appraised value of the underlying properties. As a consequence, the Company will frequently be involved with loans that are secured by properties that, while income producing, are unable to generate sufficient revenues to pay the full amount of debt service under the original loan terms and that are frequently the subject of contentious and often complex disputes among various parties regarding application of cash flow from the underlying properties, loan terms, lease terms or similar matters. Although prior to acquisition of a loan the Company will generally negotiate with the borrower or other parties in interest and, where appropriate, make financial accommodations to take into account the operating conditions of an underlying property, resolve outstanding disputes and ensure the Company's control of the cash flow from the underlying property, there can be no assurance that the problems which existed prior to the Company's acquisition of the loan will not recur or that other problems may not arise. As a result, these loans may be subject to a higher risk of default and consequent loss to the Company than conventional loans. See "Risk Factors -- General -- Credit Risks."


     Lien Priority. Although in its commercial mortgage loan acquisition and resolution operations the Company normally acquires first mortgage loans, it is not limited as to the lien priority of a loan which it may acquire. As of December 31, 1997, ten of the Company's mortgage loans were acquired as junior lien obligations. Moreover, a lender refinancing a loan in the Company's portfolio will typically require, as a condition to its refinancing (the proceeds of which generally are paid to the Company), that the Company's remaining interest in the loan be subordinated to such lender's interest or that the Company release its mortgage lien. At December 31, 1997, the Company held 30 junior lien loans or subordinated senior lien interests, seven of which (at an aggregate book value of $7.7 million, constituting approximately 6.6%, of the book value of the Company's loan portfolio) are not formally secured by recorded mortgages (although they are protected by judgment liens, unrecorded deeds in lieu of foreclosure, borrowers' covenants not to further encumber the property without the Company's consent, and/or similar devices). In addition, in certain circumstances, mortgage loans, including first mortgage loans, may be subject to mechanics', materialmens' or government liens which may be prior in right of payment to liens held by the Company. Subordinate or junior lien loans carry a greater credit risk, including a substantially greater risk of non-payment of interest or principal, than senior lien financing. Where, as part of a financing structure, the Company has an unsecured position, the risk of loss may be materially increased. A decline in the real estate market where the property underlying the loan is located could adversely affect the value of the property such that the aggregate outstanding balances of senior liens and the Company's loan may exceed the value of the underlying property.



     In the event of a default on a senior mortgage, the Company may make payments, if it has the right to do so, in order to prevent foreclosure on the senior mortgage, thereby increasing its investment cost without necessarily improving its lien position. In the event of a foreclosure, the Company will only be entitled to share in the net proceeds after the payment of all senior lienors, including senior mortgagees, and holders of mechanics', materialmens' and government liens. It is therefore possible that the total amount which may be recovered by the Company upon a foreclosure may be less than the outstanding balance of the loan or the Company's investment in the loan, with a resultant loss to the Company. It is also possible that, in some cases, a "due on sale" clause included in a senior mortgage, which accelerates the amount due under the senior mortgage in case of the sale of the property, may apply to the sale of the property upon foreclosure of a junior loan, and may accordingly increase the risks to the Company in the event of a default by the borrower on the junior loan.


     Disposition of Acquired Commercial Mortgage Loan Interests. In its commercial mortgage loan acquisition and resolution operations, after the Company has acquired a loan, the Company will typically sell a senior lien position in the loan, or assist the borrower in obtaining third-party refinancing, while retaining a junior lien position in the loan. Although the sale of a senior lien position or a refinancing often results in the return of an amount representing a major portion of (or sometimes exceeding) the amount of Company's investment in the loan, in most such sales or refinancings a reduced portion of the Company's investment in the loan remains unrecovered. Based upon its analysis of the properties underlying the loans, the Company believes that it will recover amounts substantially in excess of the Company's remaining invested capital; however, there can be no assurance that, upon termination of the loan, the borrower will be able to repay the loan or that, if the borrower is not able to do so, the Company will be able to dispose of its remaining loan interest for an amount equal to or in excess of its remaining investment or that the property underlying the loan can be disposed of for an amount equal to or in excess of the interests of senior lienors and the Company's remaining investment.


     Potential Replacement, Repurchase or Repayment of Senior Lien
Positions. Senior lien positions aggregating $12.0 million at December 31, 1997 in seven of the commercial mortgage loans in the Company's portfolio have been sold to an institutional investor. See "Business -- Commercial Loan Acquisition and Resolution: Loan Status." Pursuant to the terms of these sales, if the borrower under any such loan defaults in the payment of debt service, the Company is required to replace the defaulted obligation with a performing one. Since the Company has sold (or intends to sell) senior positions in, or refinanced, most of its current portfolio of loans, if the Company were required to replace a defaulted loan with a performing loan, it may not be able to do so without acquiring additional commercial mortgage loans. If the Company could not fulfill its obligation, the institutional investor would have various legal remedies, including foreclosure on and sale of the underlying property (see "Risk Factors -- General -- Credit Risks") or requiring the Company to repay its interest. There can be no assurance that borrowers on one or more of such loans will not default or that, in such event, the Company would be able to acquire additional commercial real estate mortgage loans to substitute for the defaulted obligations or, if a replacement loan is not so acquired and substituted, that the investor would not seek repayment from the Company. Moreover, generally, interest only is paid on each senior lien obligation until maturity, at which time the entire principal amount of the senior lien obligation becomes due. Maturity dates of the senior lien obligations range from December 1999 to June 2001. If the borrower is unable to pay or refinance any senior lien obligation when it becomes due, the institutional investor may foreclose on the underlying property, or require the Company to repay its interest.

     The Company is also required to repurchase from other institutional investors two senior loans in the event that the senior loans are not repaid, in accordance with their terms, by June 27, and September 29, 2002 for a repurchase price equal to the unpaid principal balance of the respective loans plus accrued interest at the time of repurchase by the Company ($1.6 million and $7.3 million, respectively, at maturity, assuming all debt service payments have been made). There can be no assurance that borrowers on one or more of such loans will not default and the Company required to repurchase the loan, or that the borrowers will be able to repay or refinance the senior lien interests when they become due. See "Business -- Real Estate Finance -- Loan Status."

     Lack of Geographic Diversification Exposes the Company's Investments to Higher Risk of Loss Due to Regional Economic Factors. The Company does not expect to set specific limitations on the aggregate percentage of its portfolio relating to properties located in any one area (whether by state, zip code or other geographic measure). Any lack of geographic diversification that may occur could result in the Company's investment portfolio being more sensitive to, and the Company being less able to respond to, adverse economic developments of a primarily regional nature, which may result in reduced rates of return, or higher rates of default, on the Company's mortgage loans than might be incurred with a more geographically diverse investment portfolio. At December 31, 1997, 19 of the 43 loans in the Company's commercial mortgage loan portfolio, aggregating $45.9 million (39%) of the book value of the Company's commercial loan portfolio) relate to properties located in the Philadelphia, Pennsylvania metropolitan area.

     Commercial Mortgage Loan Loss Reserves. The Company records its investment in its commercial mortgage loan portfolio at cost, which is significantly discounted from the face value of, and accrued interest and penalties on, the loans. The cost basis in the loans is reviewed periodically to determine whether it is greater than the sum of the projected cash flows and appraised values of the underlying properties. If the cost basis is found to be greater, the Company provides an appropriate allowance through a charge to operations. The Company did not establish any reserves with respect to its portfolio loans for fiscal years 1994, 1995 and 1996. At December 31, 1997, the Company's allowance for possible losses was $452,000 (0.4% of the book value of its commercial mortgage loan portfolio at that date), of which $52,000 was recorded in the quarter ended December 31, 1997. There can be no assurance that future provisions for loan losses will not be materially greater than the provision recorded at December 31, 1997 which could have a material adverse effect on the Company's results of operations.

     Compliance of Residential Mortgage Loan Operations with Applicable
Law. The Company's residential mortgage loan origination business is subject to federal and state laws relating to truth in lending, equal credit opportunity, settlement procedures, mortgage disclosure, debt collection practices and similar matters. Failure to comply with these federal or state laws can lead to loss of approved status, demands for indemnification or mortgage loan repurchases, certain rights of rescission for borrowers, class action lawsuits and administrative enforcement actions. Although the Company believes that it has systems and procedures to facilitate compliance with these requirements and believes that it is in compliance in all material respects with applicable local, state and federal laws, rules and regulations, in the future more restrictive laws, rules and regulations or the judicial interpretation of existing laws, rules and regulations could make compliance more difficult or expensive.

     Residential Mortgage Lending Is a New Business Line. The Company's residential mortgage loan business commenced lending operations in the first quarter of fiscal 1998. As a result, the Company has had only a limited amount of experience upon which an evaluation of its prospects in the business can be based. Such prospects must be assessed in light of the risks, expenses and difficulties frequently encountered in the establishment of a new business which may materially adversely affect the Company's ability to develop the business, and the Company's investment in it.


     Note Received in Sale of Certain Residential Loans. Although the Company's policy is to sell residential mortgage loans for cash, with servicing-released, in the first quarter of fiscal 1998 the Company sold with servicing-retained a pool of residential mortgage loans acquired and originated by it to an unrelated special purpose financing entity for a note with a face value of $8.3 million (and a book value of $8.1 million after a provision for loan losses of $174,000). The Company recognized a gain of $1.2 million on the sale. The note was partially prepaid, in the amount of $6.2 million, in the second quarter of fiscal 1998 through third-party financing arranged by the special purpose financing entity. The third party financing was unconditionally guaranteed by the Company. The balance of the note ($2.1 million) is due on or before December 31, 2027. The special purpose financing entity has no material assets other than the loan pool sold to it. In addition, the Company has subcontracted the servicing of the pool to Jefferson Bank. See "Management -- Certain Relationships and Related Party Transactions -- Relationship with Jefferson Bank." Loans included in this pool are either secured by property located in Louisiana or have loan to value ratios in excess of 100%. Although the Company believes Jefferson Bank has the expertise to service these loans, Jefferson Bank does not typically service residential loans with loan to value ratios in excess of 100%. Accordingly, to the extent that defaults under the loans in the pool are greater than anticipated by the Company, or if loan prepayments are substantially in excess of those anticipated by the Company, the Company may not receive full payment on the remaining balance of the note or, with respect to defaulted loans, may possibly be required to reacquire the loan. This would result in a charge to the Company's earnings in the amount of any unrecovered remaining balance of the note which could materially adversely affect the Company's results of operations. Moreover, if the number of defaults is sufficiently large, the Company may be required to repay some portion or all of the third party financing pursuant to its guaranty. Any such repayment could have a material adverse effect on the Company's results of operations and financial condition. See "Risk Factors -- General -- Credit Risks."


     Elimination of Deductibility of Mortgage Interest Could Adversely Affect Results of Operations. Members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of the Company's residential mortgage loans may be sought by borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantages of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for the kind of residential loans offered by the Company.

     Environmental Liabilities. In the event of a default on a portfolio loan, the Company may acquire the underlying property through foreclosure. There is a risk that hazardous substances, wastes, contaminants or pollutants would be discovered on the foreclosed property after acquisition by the Company. In such event, the Company might be required to remove such substances at its sole cost and expense. There can be no assurance that the cost of such removal would not substantially exceed the value of the affected property or the loan secured by the property, that the Company would have adequate remedies against the prior owner or other responsible parties or that the Company would not find it difficult or impossible to sell the affected property either prior to or following any such removal.


Equipment Leasing Considerations

     Limited Equipment Leasing Operating History. The Company acquired its equipment leasing operations in September 1995 and, in 1996, the Company expanded these leasing operations to include small ticket equipment leasing for its own account. Although the leasing business acquired by the Company has been in operation since 1986, and the executives primarily responsible for developing the Company's proprietary leasing program have had lengthy experience in the equipment leasing industry, the Company has only a limited amount of direct experience upon which an evaluation of its prospects in the equipment leasing business can be based. Such prospects must be considered in light of the expenses and difficulties frequently encountered by an acquiror in integrating a newly-acquired business with its other operations, and in expanding the scope of the newly-acquired business.

     Demand for Company's Equipment Leasing Services. The demand for the equipment leasing services provided by the Company is subject to numerous factors beyond the control of the Company, including general economic conditions, fluctuations in interest rate levels and fluctuations in demand for the types of equipment as to which the Company provides equipment leases. In addition, the demand for the Company's equipment lease services will be materially affected by the ability of the Company to market its services to manufacturers, regional distributors and other vendors.

     Dependence on Vendors. The Company currently relies upon relationships it has established with certain manufacturers and regional distributors in order to gain access to end-users who will enter into equipment leases. To date, the Company has established vendor programs with nine manufacturers or distributors and is an authorized lessor for the dealer distribution channels of two other manufacturers. Two manufacturers, Minolta Corporation and Lucent Technologies, accounted for 21% and 8%, respectively (by cost) of the equipment leased by the Company since inception of leasing operations through December 31, 1997 (and 18% and 8%, respectively, of equipment leased by the Company during the quarter ended December 31, 1997). See "Business -- Equipment Leasing -- Focus on Vendor Programs." In the event that these vendors significantly reduce the number of leases placed with the Company, and the Company cannot replace the lost lease volume, such reduction could have a material adverse effect on the Company's financial condition and results of operations.


     Financing for Equipment Leasing Operations. The Company anticipates that it may be required to provide credit enhancement for debt obligations incurred under any warehouse or permanent financing utilized in its equipment leasing operations. See "Risk Factors -- General -- Ability to Generate Funding for Growth." These credit enhancements may include cash deposits, funding of subordinated tranches of securitizations, the pledge of additional equipment leases which are funded by the Company's capital, and/or (as is the case with the Company's existing credit facility) a guaranty by the Company and restrictive covenants concerning maintenance by the Company of minimum capital levels or debt to equity ratios. Any such requirements may reduce the Company's liquidity and require it to obtain additional capital. The Indenture pursuant to which the Senior Notes were issued contains certain restrictions which may limit the Company's ability to provide credit enhancement. See "Risk Factors -- General -- Ability to Generate Funding for Growth."


     The Company anticipates that warehouse financing (as is the case with the Company's existing credit facility) will bear interest at variable rates while its permanent funding will typically be at fixed rates set at the time the financing is provided. Accordingly, the Company will be subject to interest rate risk to the extent interest rates increase between the time a lease is funded by warehouse facilities and the time of permanent funding. Increases in interest rates during this period could narrow or eliminate the spread between the effective interest rates on the Company's equipment leases and the rates on the Company's funding, or result in a negative spread.



     Sale of Equipment Leases. The Company has sold its entire interest in originated equipment leases and the related equipment to unaffiliated special purpose financing entities (each, an "Intermediate Purchaser") for cash and promissory notes. See "Business -- Equipment Leasing -- Revenue Recognition and Lease Accounting." At December 31, 1997, the Company held $9.0 million of such notes and had recognized gains on lease sales related to such notes of $5.5 million. The Intermediate Purchaser resells the leases to a financial institution which provides the cash portion of the purchase price payable to the Company. The Company typically will provide credit enhancement in connection with a refinancing or resale, generally in the form of a guarantee of the refinancing and/or a commitment to replace defaulted leases in excess of permitted limits. The Intermediate Purchasers have no material assets other than the leases and equipment purchased from the Company. If lease defaults are greater than anticipated by the Company, the ability of an Intermediate Purchaser to repay its notes to the Company may be adversely affected. The ability of the Intermediate Purchaser to repay the notes could also be adversely affected if the realization of residuals is less than anticipated by the Company. See "Risk Factors -- Equipment Leasing Considerations -- Residuals." Accordingly, lease defaults that are greater than anticipated and residual earnings that are less than anticipated could result in a charge to the Company's earnings in the amount of the notes not recoverable by the Company. Moreover, if the number of lease defaults is sufficiently large, the Company may be required, under the terms of any credit enhancement provided by it, to repay some portion or all of the financing arranged by the Intermediate Purchaser or to replace defaulted leases with performing leases. See "Risk Factors -- Equipment Leasing Considerations -- Potential Replacement of Leases." Any such repayment or replacement could have a material adverse effect on the Company's results of operations and financial condition.



     While the existing forward lease sale commitment among the Company, an Intermediate Purchaser and certain institutional purchasers (see "Business -- Sources of Funds -- Forward Sale Commitment") does not require the Company to provide credit enhancement, if lease defaults are greater than anticipated, not only will the ability of the Intermediate Purchaser to repay its note be adversely affected, the institutional purchasers may terminate the commitment. To preserve the ability of the Intermediate Purchaser to pay its note, and/or to prevent termination of the commitment, the Company may determine to replace defaulted leases. Any such replacement could result in a charge to the Company's earnings.


     Residuals. "Residuals" are proceeds received upon the sale or re-leasing of equipment upon lease termination or from the extension of lease terms beyond their original expiration dates. To the date of this Prospectus, as part of its equipment lease sales the Company has sold its entire interest in the leased equipment, including residuals, to Intermediate Purchasers in exchange for cash and promissory notes. The promissory notes will typically include all of the Company's gain on the sale and a portion of its capital investment. Payment of the notes will, to a material extent, depend upon residuals realized. The Company may be required to establish an allowance for possible losses against the notes if residuals are less than anticipated at the time of sale. If the Company is required to establish an allowance, it would result in a charge to earnings; any such charge could materially adversely affect the Company's results of operations. See "Business -- Equipment Leasing -- Revenue Recognition and Lease Accounting." In the future, the Company anticipates that it may retain residuals for its own account in which case the gain on sale of leases would be materially reduced as the recognition of revenues, if any, from residuals would be recorded subsequently upon lease termination. Realization of residuals are subject to a number of factors including the ability or willingness of a lessee to continue to lease or to acquire the equipment, unusual wear and tear on or use of the equipment, equipment obsolescence, excessive supply of similar equipment, reductions in manufacturers' prices for similar equipment and similar matters which could materially adversely affect the amount of residuals obtainable. To the extent that the Company retains residuals, a decline in their value could adversely affect the Company's operating results and financial condition.


     Potential Replacement of Leases. Under the terms of certain of its lease sales, the Company may be required to replace a lease if the lessee defaults in its obligations under the lease. If the Company were required to replace a lease, the pool of leases otherwise available for sale by the Company would be reduced. In addition, the Company would have to repossess the leased equipment in order to attempt to recover the lease balance. There can be no assurance that the amount realizable from equipment subject to a defaulted lease will be sufficient to recover amounts invested by the Company. See "Risk Factors -- General -- Credit Risks."


Energy Industry Considerations


     Volatility of Oil and Gas Prices. Historically, the markets for natural gas and oil have been volatile and are likely to continue to be volatile in the future. Prices for natural gas and oil are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and other factors over which the Company has no control. These factors include the extent of domestic production and importation of foreign natural gas and/or oil, political instability in oil and gas producing countries and regions, the ability of members of the Organization of Petroleum Exporting Countries to agree upon price and production levels for oil, the effect of federal regulation on the sale of natural gas and/or oil in interstate commerce, and other governmental regulation of the production and transportation of natural gas and/or oil. Certain other factors outside the Company's control, such as operational and transportation difficulties of pipeline or oil purchasing companies, may also limit sales. In addition, the price level of natural gas obtainable by the Company depends upon the needs of the purchasers to which the producer has access. Depending on the purchasers' needs, the price obtainable for natural gas produced by the Company, or the amount of natural gas which the Company is able to sell, the revenues of the Company from its energy operations may be materially adversely affected.


     Possible Decline in Production. Production of oil and gas from a particular well generally declines over time until it is no longer economical to produce from the well, at which time the well is plugged and abandoned. The Company's wells have been drilled at various times from 1966 to the present. The Company's wells generally have productive lives of 15 to 20 years and have been subject to normal production declines. To date, these declines have been offset largely by the acquisition of additional wells and, to a materially lesser extent, drilling of wells. The Company cannot predict whether the Company will acquire further energy assets or drill further wells, or as to the timing or cost thereof.

     Operating Hazards and Uninsured Risks. The oil and natural gas business involves certain operating hazards such as well blowouts, craterings, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic gas and other environmental hazards and risks, any of which could result in substantial losses to the Company. In addition, the Company may be liable for environmental damage caused by previous owners of property purchased or leased by the Company. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could materially adversely affect the Company's results of operations or financial condition. In accordance with customary industry practices, the Company maintains insurance against some, but not all, of such risks and losses. The Company may elect to self-insure if it believes that the cost of insurance, although available, is excessive relative to the risks presented. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, pollution and environmental risks generally are not fully insurable.


     Carrying Value of Energy Properties May Be Subject to Reduction. The Company annually reviews the carrying value of its oil and natural gas properties under the full cost accounting rules of the Commission. Under these rules, capitalized costs of proved oil and natural gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%. Application of the "ceiling" test generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal year and requires a write-down for accounting purposes if the ceiling is exceeded, even if prices were depressed for only a short period of time. The Company may be required to write-down the carrying value of its oil and natural gas properties when oil and natural gas prices are depressed or unusually volatile. If a write-down is required, it could result in a material charge to earnings, but would not impact cash flow from operating activities. Once incurred, a write-down of oil and natural gas properties is not reversible at a later date.


     Uncertainty of Estimates of Oil and Natural Gas Reserves. The estimates of the Company's proved oil and natural gas reserves and the estimated future net revenues therefrom referred to immediately above are based upon reserve reports that rely upon various assumptions, including assumptions required by the Commission as to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and natural gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from those estimated by the Company or contained in the reserve reports. Any significant variance in these assumptions could materially affect the estimated quantity of the Company's reserves. The Company's properties also may be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, the Company's proved reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and natural gas prices, mechanical difficulties, governmental regulation and other factors, many of which are beyond the Company's control.


     Governmental Regulation and Environmental Matters. Oil and gas operations are subject to various federal, state and local government regulations that may be changed from time to time in response to economic or political conditions. Matters subject to regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. In addition, the development, production, handling, storage, transportation and disposal of oil and gas, by-products thereof and other substances and materials produced or used in connection with oil and gas operations are subject to complex regulation under federal, state and local laws and regulations primarily relating to protection of human health and the environment. The Company is also subject to changing and extensive tax laws, the effects of which cannot be predicted. The Company believes that it is in compliance with applicable regulations, although there can be no assurance that this is or will remain the case. The implementation of new, or the modification of existing, laws or regulations could have a material adverse effect on the Company. No assurance can be given that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect the Company's financial condition and results of operations.


Restrictions on Payment of Dividends

     Under the terms of the Senior Notes, the Company may not pay dividends or make other distributions on the Common Stock in excess of 25% of aggregated consolidated net income (offset by 100% of any deficit) on a cumulative basis. See "Business -- Sources of Funds -- Senior Notes." Accordingly, the Company's ability in the future to pay (or increase the amount of) cash dividends on its Common Stock may be restricted, depending upon the amount of its future income.



Importance of Key Employees

     The Company's future success will depend upon the continued services of the Company's senior management and, with respect to its leasing operations, the Chairman and Chief Executive Officer of its leasing subsidiary. The unexpected loss of the services of any of these management personnel could have a material adverse effect upon the Company. See "Management." The Company does not maintain key man life insurance on, nor (except for employment agreements with Edward E. Cohen, the Chairman, Chief Executive Officer and President of the Company, Abraham Bernstein, the Chairman and Chief Executive Officer of its small ticket leasing subsidiary, and Daniel G. Cohen, the Chairman and Chief Executive Officer of the Company's residential mortgage lending business and an Executive Vice President of the Company) does it have employment agreements with, any of its senior management.


Shares Eligible for Future Sale


     Upon consummation of this Offering, the Company will have 6,250,717 shares of Common Stock outstanding (assuming the Underwriters do not exercise their over-allotment option). Following this Offering, sales of substantial amounts of the Common Stock in the public market pursuant to Rule 144 or otherwise, or the availability of such shares for sale, could adversely affect the prevailing market prices for the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities should it desire to do so. See "Shares Eligible for Future Sale."



Forward Looking Statements

     This Prospectus, and the information incorporated by reference herein, may include certain statements and estimates provided by the Company with respect to the Company's anticipated operations. Such statements and estimates reflect various assumptions made by the Company about circumstances and events, many of which have not yet taken place, as well as reflecting a substantial degree of judgment by management as to the scope and presentation of such information. There can be no assurance that any of such statements or estimates of anticipated operations will prove to be correct, and no representations and warranties are made as to the accuracy of such statements or estimates. Actual results may vary and such variations may be material.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The following table sets forth the high and low sale prices of the Common Stock, as reported by Nasdaq, on a quarterly basis for the Company's last two full fiscal years and for fiscal 1998 through March 25, 1998:

                                                           High          Low
                                                       -----------   -----------
   Fiscal 1998
   -----------
   Second Quarter (through March 25, 1998) .........  $ 57.00       $ 43.50
   First Quarter ...................................    56.50         42.75

   Fiscal 1997
   -----------
   Fourth Quarter ..................................    51.50         25.00
   Third Quarter ...................................    26.25         19.00
   Second Quarter ..................................    26.50         17.75
   First Quarter ...................................    19.00         12.25

   Fiscal 1996
   -----------
   Fourth Quarter ..................................    17.50         12.00
   Third Quarter ...................................    21.19         12.83
   Second Quarter ..................................    16.23          7.43
   First Quarter ...................................     8.63          6.58


     As of March 25, 1998, there were 4,750,717 shares of Common Stock outstanding held by approximately 800 holders of record.

     The Company has paid regular quarterly cash dividends on its Common Stock of $.10 per share commencing with the third quarter of fiscal 1996. The Company paid dividends of $.094 and $.089 per share during the second and first fiscal quarters of 1996, respectively.

     The Company declared and paid 6% stock dividends in January 1996 and April 1996, and effected a five-for-two stock split in the form of a 150% stock dividend in May 1996. The Company anticipates effecting a two-for-one stock split in the form of a 100% stock dividend in fiscal 1998. See "Description of Capital Stock -- General."


     Under the terms of the Senior Notes, the payment of cash dividends on the Common Stock is restricted unless certain financial tests are met. See " Business -- Sources of Funds -- Senior Notes."

                                CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of December 31, 1997, and as adjusted as of that date to give effect to the sale of 1,500,000 shares of Common Stock by the Company in this Offering at an assumed price of $57.00 per share (the closing price of the Common Stock on Nasdaq on March 25, 1998) and after deducting underwriters' discounts and estimated offering expenses. The following data should be read in conjunction with the consolidated financial statements and notes thereto of the Company which are included elsewhere herein. See also "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."





                                                                             As of December 31, 1997
                                                                           ---------------------------
                                                                              Actual       As Adjusted
                                                                           ------------   ------------
                                                                                 (in thousands)
Current portion of long-term debt ......................................    $   5,100      $   5,100
Long-term debt:
 Other debt ............................................................        3,116          3,116
 Senior Notes ..........................................................      115,000        115,000
                                                                            ---------      ---------
   Total long-term debt ................................................    $ 123,216      $ 123,216
                                                                            =========      =========
Stockholders' equity
 Preferred Stock, $1.00 par value, 1,000,000 shares authorized, none
   issued ..............................................................    $      --      $      --
 Common Stock, $.01 par value, 8,000,000 shares authorized,
   4,742,919 shares issued; 6,242,919 shares issued, as adjusted(1) ....           55             70
 Additional paid-in capital ............................................       59,343        139,325
 Retained earnings .....................................................       25,486         25,486
 Less treasury stock, at cost(1) .......................................      (14,074)       (14,074)
 Less loan receivable from Employee Stock Ownership Plan ...............         (353)          (353)
                                                                            ---------      ---------
 Total stockholders' equity ............................................       70,457        150,454
                                                                            ---------      ---------
Total capitalization ...................................................    $ 193,673      $ 273,670
                                                                            =========      =========


------------
(1) The number of issued shares of Common Stock excludes 717,682 shares held by the Company as treasury stock as of December 31, 1997 and excludes 5,618 shares issued pursuant to exercise of options subsequent to December 31, 1997. From January 1, 1998 through March 25, 1998, the Company issued
    2,180 shares of Common Stock under its employee retirement savings plan.

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The financial data set forth below should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.




                                                             As of and for
                                                           the Quarter Ended
                                                             December 31,
                                                      ---------------------------
                                                           1997           1996
                                                      --------------  -----------
                                                      (in thousands, except ratios
                                                          and per share data)
Statement of Operations Data:
Revenues:
 Real estate finance --
  Interest(1) ......................................    $  4,668        $ 1,427
  Fees .............................................       1,775          1,407
  Gains on refinancings and sales of senior
   lien interests ..................................       2,949            385
                                                         -------        -------
   Total ...........................................       9,392          3,219
Equipment leasing ..................................       3,172          1,202
Energy production ..................................       1,232            950
Energy services ....................................         583            389
Interest ...........................................         698             84
                                                         -------        -------
   Total revenues ..................................      15,077          5,844
Costs and expenses:
 Real estate finance ...............................       1,523            163
 Equipment leasing .................................       1,325            883
 Energy exploration and production .................         574            412
 Energy services ...................................         309            224
 General and administrative ........................         927            592
 Provision for possible losses .....................         318             10
 Interest ..........................................       3,870            409
 Other .............................................          (3)           (88)
                                                         -------        -------
   Total costs and expenses ........................       8,843          2,605
Income before income taxes, depreciation,
 depletion and amortization ........................       6,234          3,239
Depreciation, depletion and amortization ...........         508            379
Income before income taxes .........................       5,726          2,860
Net income .........................................       3,951          2,285

Segment Profitability (Loss):(2)
Real estate finance ................................    $  7,467        $ 2,865
Equipment leasing ..................................       1,430            214
Energy exploration, production and services ........         518            372
Corporate (excluding taxes)(3) .....................      (3,692)          (679)

Balance Sheet and Other Data:
Assets:
 Current assets ....................................    $ 34,343        $ 8,721
 Net investment in real estate loans ...............     128,884         49,693
 Net investment in leasing assets ..................      13,214          5,388
 Net investment in energy property and equipment          12,379         11,036
 Net other assets ..................................      19,099          5,573
                                                         -------        -------
   Total assets ....................................     207,919         80,411
Liabilities:
 Current liabilities ...............................    $ 16,690        $ 2,449
 Long-term debt less current maturities(4) .........     118,116         22,496
 Deferred income taxes and long-term liabilities....       2,656          2,589
                                                         -------        -------
   Total liabilities ...............................     137,462         27,534
Stockholders' equity(5) ............................      70,457         52,877
Stockholders' equity per common share(6)(7) ........       14.86          14.89

                                                                               As of and for the
                                                                            Year Ended September 30,
                                                      --------------------------------------------------------------------
                                                          1997           1996           1995          1994         1993
                                                      ------------  -------------  -------------  -----------  -----------
                                                                (in thousands, except ratios and per share data)
Statement of Operations Data:
Revenues:
 Real estate finance --
  Interest(1) ......................................    $  9,001      $ 2,853        $ 3,422       $  1,401     $    606
  Fees .............................................       2,556          675            963             25           --
  Gains on refinancings and sales of senior
   lien interests ..................................       7,587        3,643          1,729          1,096           --
                                                        --------     --------       --------       --------     --------
   Total ...........................................      19,144        7,171          6,114          2,522          606
Equipment leasing ..................................       7,162        4,466             --             --           --
Energy production ..................................       3,936        3,421          3,452          3,442        3,409
Energy services ....................................       1,672        1,736          1,879          2,080        2,445
Interest ...........................................         930          197            149            136          106
                                                        --------     --------       --------       --------     --------
   Total revenues ..................................      32,844       16,991         11,594          8,180        6,566
Costs and expenses:
 Real estate finance ...............................       1,069          852            801            248          114
 Equipment leasing .................................       3,822        2,339             --             --           --
 Energy exploration and production .................       1,823        1,582          1,733          2,004        1,735
 Energy services ...................................         909          869          1,026          1,131        1,106
 General and administrative ........................       2,851        1,756          2,265          1,901        1,841
 Provision for possible losses .....................         653            7             --             --           --
 Interest ..........................................       5,273          872          1,091            310           41
 Other .............................................        (101)          (7)            (1)            30         (383)
                                                        --------     --------       --------       --------     --------
   Total costs and expenses ........................      16,299        8,270          6,915          5,624        4,454
Income before income taxes, depreciation,
 depletion and amortization ........................      16,545        8,721          4,679          2,556        2,112
Depreciation, depletion and amortization ...........       1,614        1,368          1,335          1,347        1,478
Income before income taxes .........................      14,931        7,353          3,344          1,209          634
Net income .........................................      10,951        5,147          2,714          1,309          590

Segment Profitability (Loss):(2)
Real estate finance ................................    $ 16,546      $ 6,281        $ 5,276       $  2,237     $    455
Equipment leasing ..................................       2,457        1,916             --             --           --
Energy exploration, production and services ........       1,699        1,646          1,317          1,114        1,720
Corporate (excluding taxes)(3) .....................      (5,845)      (2,497)        (3,248)        (2,105)      (1,393)

Balance Sheet and Other Data:
Assets:
 Current assets ....................................    $ 72,269      $ 6,106        $ 3,924       $  3,985     $  2,150
 Net investment in real estate loans ...............      88,816       21,798         17,991         10,386        7,329
 Net investment in leasing assets ..................       8,152          729             --             --           --
 Net investment in energy property and equipment          11,400       11,265         11,964         12,786       13,542
 Net other assets ..................................      14,482        4,061          3,671          7,639        2,210
                                                        --------     --------       --------       --------     --------
   Total assets ....................................     195,119       43,959         37,550         34,796       25,231
Liabilities:
 Current liabilities ...............................    $ 10,841      $ 1,664        $ 1,329       $  1,355     $    723
 Long-term debt less current maturities(4) .........     118,786        8,966          8,523          8,627          813
 Deferred income taxes and long-term liabilities....         663        2,206          1,147            674          834
                                                        --------     --------       --------       --------     --------
   Total liabilities ...............................     130,290       12,836         10,999         10,656        2,370
Stockholders' equity(5) ............................      64,829       31,123         26,551         24,140       22,861
Stockholders' equity per common share(6)(7) ........       13.79        16.43          14.21          12.52        11.59

                                                           As of and for
                                                         the Quarter Ended
                                                            December 31,
                                                     --------------------------
                                                         1997          1996
                                                     ------------  ------------
                                                       (in thousands, except
                                                               ratios
                                                        and per share data)
Assets under management:
 Real estate(8) ...................................      330,131       139,608
 Leasing(9) .......................................      114,876        83,503
 Energy(10) .......................................       38,867        32,145
                                                         -------       -------
   Total assets under management ..................      483,874       255,256
Selected Ratios:
Operating ratios --
 Return on equity(11) .............................           23%           22%
 Yield on net real estate investment(12) ..........           30%           36%
Balance sheet ratios:
 Real estate loan to value(13) ....................           82%           80%
 Earnings to fixed charges(14) ....................         2.48          8.00
Common Share Information:
Net income per common share (basic)(15) ...........    $     .83     $     .91
Weighted average number of common shares
 outstanding (basic) ..............................        4,733         2,507
Net income per common share (diluted)(16) .........    $     .81     $     .66
Weighted average number of common shares
 (diluted) ........................................        4,906         3,476
Cash dividends per common share ...................    $     .10     $     .10


                                                                             As of and for the
                                                                          Year Ended September 30,
                                                     ------------------------------------------------------------------
                                                         1997          1996          1995          1994         1993
                                                     ------------  ------------  ------------  -----------  -----------
                                                              (in thousands, except ratios and per share data)
Assets under management:
 Real estate(8) ...................................      233,666       100,520        52,955       26,328      13,303
 Leasing(9) .......................................      105,940        79,649       103,439           --          --
 Energy(10) .......................................       37,809        32,147        33,688       36,067      38,500
                                                         -------       -------       -------       ------      ------
   Total assets under management ..................      377,415       212,316       190,082       62,395      51,803
Selected Ratios:
Operating ratios --
 Return on equity(11) .............................           23%           18%           11%           6%          3%
 Yield on net real estate investment(12) ..........           35%           36%           35%          31%         12%
Balance sheet ratios:
 Real estate loan to value(13) ....................           82%           86%           78%          79%         82%
 Earnings to fixed charges(14) ....................         3.83          9.44          4.07         4.89       16.45
Common Share Information:
Net income per common share (basic)(15) ...........    $    3.15     $    2.72     $    1.43     $    .66     $   .30
Weighted average number of common shares
 outstanding (basic) ..............................        3,478         1,890         1,904        1,970       1,975
Net income per common share (diluted)(16) .........    $    2.51     $    1.88     $    1.23     $    .64     $   .30
Weighted average number of common shares
 (diluted) ........................................        4,358         2,757         2,235        2,076       1,990
Cash dividends per common share ...................    $     .40     $     .38     $     .09     $      --    $     --

------------
(1) Interest income includes accreted discounts of $1.7 million and $793,000 for the quarters ended December 31, 1997 and 1996, respectively, and $4.1 million, $954,000, $1.2 million, $602,000, and $256,000 for the fiscal years ended September 30, 1997, 1996, 1995, 1994 and 1993, respectively.
(2) Represents segment revenues minus segment costs less depreciation, depletion and amortization attributable to the segment, but without allocation of corporate overhead.
(3) Includes interest expense, interest income on cash not invested in operations, general and administrative expenses, and depreciation and amortization not allocated to operations of other segments. Interest expense was $3.9 million and $409,000 for the quarters ended December 31, 1997 and 1996, respectively, and $5.3 million, $872,000, $1.1 million, $310,000 and $41,000 for the years ended September 30, 1997, 1996, 1995,
     1994 and 1993, respectively.

(4) In July 1997, the Company completed a private offering of Senior Notes and received net proceeds (after placement expenses) of $110.4 million.

(5) In December 1996, the Company completed a public offering of shares of Common Stock and received net proceeds (after underwriting and offering expenses) of $19.5 million.
(6) Based on shares of Common Stock outstanding of 4.7 million and 3.6 million at December 31, 1997 and 1996, respectively, and 4.7 million, 1.9 million,
     1.9 million, 1.9 million, and 2.0 million at September 30, 1997, 1996, 1995, 1994, 1993, respectively.

(7) Giving effect to the issuance of 1.5 million shares in this Offering at an assumed price of $57.00 (the closing price of the Common Stock on Nasdaq on March 25, 1998), and after deduction of underwriting discounts and estimated offering expenses, stockholders' equity per common share would have been $24.10 on December 31, 1997.

(8) Represents the stated, or face, amount of outstanding loans plus accrued interest and penalties.
(9) Represents the aggregate of (i) the original cost of equipment under lease and cash held by equipment leasing limited partnerships managed by the Company, and (ii) gross lease receivables as of the end of the period under leases held in the Company's portfolio or serviced by the Company for third parties.
(10) Represents the original cost of assets held by the Company and energy partnerships and joint ventures managed by the Company.
(11) Calculated as net income divided by average stockholders' equity.

(12) Calculated as gross real estate finance revenues (including gains on refinancings and sales of senior lien interests in commercial mortgage loans) divided by the average book cost of real estate finance assets.

(13) Calculated as the aggregate book value of loans with respect to any property (including all loans with liens senior to or of the same seniority with the loan interest held by the Company) divided by the appraised value of the property.
(14) Calculated by dividing income from continuing operations before income taxes, extraordinary gains and cumulative effect of a change in accounting principle plus fixed charges by fixed charges. Fixed charges represent total interest expense, including amortization of debt expense and discount relating to indebtedness.
(15) Calculated as net income divided by the weighted average Common Stock outstanding during the period, in accordance with SFAS No. 128.
(16) Calculated as net income divided by the weighted average number of shares of Common Stock outstanding during the period and dilutive potential Common Stock, in accordance with SFAS No. 128. Dilutive potential shares of Common Stock include shares issuable under the terms of various stock option and warrant agreements (including, during fiscal 1994 through fiscal 1997, warrants exercised during fiscal 1997) net of the number of such shares that could have been reacquired (at the weighted average price of the Common Stock during the period) with the proceeds received from the exercise of the options and warrants.

                                USE OF PROCEEDS



     The net proceeds to be received by the Company from the sale of the Common Stock offered hereby, after deducting the underwriting discount and estimated offering expenses, are estimated (based on the closing price of the Common Stock of $57.00 on March 25, 1998 as reported on Nasdaq) to be $80.0 million ($92.1 million, assuming the Underwriters exercise their over-allotment option). The Company intends to use the net proceeds primarily for the acquisition of additional commercial real estate mortgage loans and, to a lesser extent, the expansion of equipment leasing operations, the acquisition of selected energy properties and assets and for other general corporate purposes.



                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
General


     The Company's operating results and financial condition reflect an acceleration of the Company's shift in focus to specialty finance businesses following substantial increases in working capital due to the sale, in December 1996, of 1.7 million shares of Common Stock (from which it received net proceeds of $19.5 million) and the issuance, in July 1997, of $115 million of Senior Notes (from which it received net proceeds of $110.6 million). These capital market transactions were primarily responsible for increasing the Company's capitalization (stockholders' equity plus long-term debt) to $193.7 million as of December 31, 1997.


     Overview of First Quarter of Fiscal 1998. The Company's gross revenues were $15.1 million in the first quarter of fiscal 1998, an increase of $9.2 million (158%) from $5.8 million in the first quarter of fiscal 1997. As of December 31, 1997, total assets were $207.9 million, an increase of $12.8 million (7%) from $195.1 million at September 30, 1997. Of the increases in total revenues during the first quarter of fiscal 1998, the revenues from the Company's real estate finance business increased to $9.4 million, an increase of $6.2 million (192%) from $3.2 million in the first quarter of fiscal 1997. Equipment leasing revenues were $3.2 million in the first quarter of fiscal 1998, an increase of $2.0 million (164%) from $1.2 million in the first quarter of fiscal 1997. Energy revenues were $1.8 million in the first quarter of fiscal 1998, an increase of $476,000 (36%) from $1.3 million in the first quarter of fiscal 1997. Real estate finance (commercial and residential mortgage loans) and equipment leasing revenues were 83% and 76% of total revenues in the first quarter of fiscal 1998 and 1997, respectively. Energy revenues were 12% and 23% of total revenues in the first quarter of fiscal 1998 and 1997, respectively. Real estate finance and equipment leasing assets were 75% and 73% of total assets at December 31, 1997 and 1996, respectively. Energy assets were 8% and 16% of total assets at December 31, 1997 and 1996, respectively.


     Overview of Fiscal 1997. The Company's gross revenues were $32.8 million in fiscal 1997, an increase of $15.8 million (93%) from $17.0 million in fiscal 1996, as compared to an increase in fiscal 1996 of $5.4 million (47%) from $11.6 million in fiscal 1995. As of September 30, 1997, total assets were $195.1 million, an increase of $151.1 million (343%), from $44.0 million at September 30, 1996, as compared to an increase of $6.4 million (17%) from $37.6 million at September 30, 1995. Of the increases in total revenue during that period, the revenues from the Company's commercial mortgage loan acquisition and resolution business increased to $19.1 million, an increase of $12.0 million (167%) from $7.2 million in fiscal 1996, as compared to an increase of $1.1 million (17%) in fiscal 1996 from $6.1 million in fiscal 1995. In addition, leasing revenues were $7.2 million in fiscal 1997, an increase of $2.7 million (60%) from $4.5 million in fiscal 1996, the year in which leasing operations commenced. Energy revenues remained relatively constant at $5.6 million, $5.2 million and $5.3 million in fiscal 1997, 1996 and 1995, respectively. Real estate finance and equipment leasing revenues were 80%, 68% and 53% of total revenues in fiscal 1997, 1996 and 1995, respectively. Energy revenues were 17%, 30% and 46% of total revenues in fiscal 1997, 1996 and 1995, respectively. Real estate finance and equipment leasing assets were 53%, 57% and 51% of total assets at September 30, 1997, 1996, and 1995, respectively. Energy assets were 8%, 29% and 37% of total assets at September 30, 1997, 1996 and 1995, respectively.

Results of Operations: Real Estate Finance


     The following table sets forth certain information relating to the revenue recognized and expenses incurred in the Company's real estate finance operations during the periods indicated:



                                                           Quarter Ended                  Year Ended
                                                            December 31,                 September 30,
                                                        --------------------   ---------------------------------
                                                           1997       1996        1997        1996        1995
                                                        ---------   --------   ---------   ---------   ---------
                                                                             (in thousands)
Revenues:
Commercial mortgage loan acquisition and
 resolution:
 Interest ...........................................    $2,722      $  634     $ 4,877     $1,899      $2,246
 Accreted discount ..................................     1,666         793       4,124        954       1,176
 Fees ...............................................     1,775       1,407       2,556        675         963
 Gains on refinancings and sale of senior lien
   interests ........................................     1,528         385       7,587      3,643       1,729
                                                         ------      ------     -------     ------      ------
                                                          7,691       3,219      19,144      7,171       6,114
                                                         ------      ------     -------     ------      ------
Residential mortgage lending:
 Gain on sale of residential mortgage loans .........     1,421          --          --         --          --
 Interest ...........................................       280          --          --         --          --
                                                         ------      ------     -------     ------      ------
                                                          1,701          --          --         --          --
                                                         ------      ------     -------     ------      ------
                                                         $9,392      $3,219     $19,144     $7,171      $6,114
                                                         ======      ======     =======     ======      ======
Expenses:
Commercial mortgage loan acquisition and
 resolution: ........................................    $  380      $  163     $ 1,069     $  852      $  801
Residential mortgage lending ........................     1,143          --          --         --          --
                                                         ------      ------     -------     ------      ------
                                                         $1,523      $  163     $ 1,069     $  852      $  801
                                                         ======      ======     =======     ======      ======

Quarter Ended December 31, 1997 Compared to Quarter Ended December 31, 1996


     During the first quarter of fiscal 1998, the Company purchased or originated four commercial mortgage loans for a total cost of $63.5 million (including $35.3 million of costs with respect to one loan which were reduced immediately upon loan acquisition by first mortgage financing arranged by the Company), as compared to the purchase of four loans for a total cost of $27.9 million in the first quarter of fiscal 1997. The average net investment in the four loans (excluding the $35.3 million financing referred to in the preceding sentence) purchased during the first quarter of fiscal 1998 was $7.0 million and ranged from a high of $14.5 million to a low of $1.5 million whereas in the first quarter of fiscal 1997, the average net investment in the four loans was $7.0 million and ranged from a high of $19.2 million to a low of $508,000. In addition, during the first quarter of fiscal 1998 the Company originated a construction loan with respect to a hotel property in Savannah, Georgia, in the amount of $3.6 million, of which $339,000 was drawn down during the quarter. The Company also increased its investment in certain existing loans by an aggregate of $2.0 million and $1.0 million in the first quarters of fiscal 1998 and 1997, respectively, for the purpose of paying for property improvement costs, unpaid taxes and similar items relating to properties underlying portfolio loans. The increased investments had been anticipated by the Company at the time the loans were acquired and were included in its analysis of loan costs and yields. The average balance of the Company's investments in commercial mortgage loans was $102.9 million and $35.7 million for the first quarters of fiscal 1998 and fiscal 1997, respectively.


     The Company purchased certain commercial mortgage loans in the fourth quarter of fiscal 1997 and the first quarter of fiscal 1998 which have not yet been refinanced or in which senior lien interests have not yet been sold. Refinancings and senior lien interests generally bear lower rates of interest and are included within the balance of the obligation owed to the Company, thereby typically increasing the Company's yield on its funds remaining invested. As a consequence of the increase in loans which have not yet been refinanced or in which senior lien interests have not yet been sold, the Company's yield on its average loan balances decreased in the first quarter of fiscal 1998 to 30% from 36% in the first quarter of fiscal 1997.


     Revenues from commercial mortgage loan acquisition and resolution operations increased to $7.7 million in the first quarter of fiscal 1998 from $3.2 million in the first quarter of fiscal 1997, an increase of 139%. The increase in the first quarter of fiscal 1998 was attributable to (i) an increase of $3.0 million (207%) in interest income (including accretion of discount) resulting from an increase in the average amount of loans outstanding during that period as compared to the same period in the prior fiscal year;
(ii) gains recognized on the refinancing or sale of senior lien interests in loans held by the Company which increased to $1.5 million in the first quarter of fiscal 1998 from $385,000 in the first quarter of fiscal 1997, an increase of $1.1 million (297%), as a result of an increased number of loans refinanced or in which senior lien interests were sold (seven in the first quarter of 1998, resulting in gross proceeds of $40.6 million, as compared to three in the first quarter of fiscal 1997, resulting in gross proceeds of $2.2 million); and
(iii) an increase in fee income to $1.8 million in the first quarter of fiscal 1998 from $1.4 million in the first quarter of fiscal 1997, an increase of $368,000 (26%). Of these fees, $830,000 were for financial advisory and consultation services related to the organization and capitalization of RAIT. The Company also received a $900,000 fee for services to a borrower whose loan the Company later acquired. Gains on sale of senior lien interests in loans and the amount (if any) of fees received vary from transaction to transaction and there may be significant variations in the Company's gain on sale and fee income from period to period.


     Costs and expenses of the Company's commercial mortgage loan acquisition and resolution operations increased $217,000 (133%) in the first quarter of fiscal 1998 compared to the first quarter of fiscal 1997. The increase was primarily a result of higher personnel costs associated with the expansion of this operation.

     As a consequence of the foregoing, the Company's gross profit from commercial mortgage loan acquisition and resolution operations increased to $7.3 million in the first quarter of fiscal 1998 from $3.1 million in the first quarter of fiscal 1997 (139%).


     On October 1, 1997, the Company's residential mortgage lending business commenced operations. On November 5, 1997 the Company acquired Tri-Star, an originator of residential mortgage loans, for $3.5 million of which $2.5 million was paid through the issuance of Common Stock and the remainder in cash. During the first quarter of fiscal 1998, the Company originated 263 residential mortgage loans (including residential loans originated by Tri-Star subsequent to its acquisition) for a cost of $11.8 million and acquired, from an unaffiliated third party, a portfolio of 37 loans for a cost of $2.7 million. The Company may opportunistically purchase residential mortgage loans although its focus is on loan originations.

     The Company sold residential mortgage loans with a book value of $4.4 million during the first quarter of fiscal 1998 in several different transactions, receiving $4.6 million in cash. These sales resulted in an aggregate gain of $180,000. In addition, the Company sold other residential mortgage loans, including the portfolio of 37 loans referred to above, to an unrelated special purpose financing entity for a note with a face value of $8.3 million and a book value of $8.1 million (i.e., the face value of the note net of a $174,000 provision for possible loan losses). The Company recognized a gain of $1.2 million on this sale, in accordance with SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." See Note 2, Notes to Consolidated Financial Statements. The note was partially prepaid in the amount of $6.2 million in February 1998 through third-party financing arranged by the special purpose financing entity. The third party financing was guaranteed by the Company. The balance of the note is due on or before December 31, 2027. In calculating the gain on sale for the sale to the special purpose financing entity, the Company made the following assumptions: (i) the cash flows on the underlying loans sold were discounted at a rate of 8% per annum; (ii) there would be a "constant prepayment rate" (that is, a rate that assumes a constant percentage of the remaining principal is prepaid each month) of 1% per month for the 37 loans acquired and 1.75% per month for the loans originated by the Company; and (iii) a $174,000 provision for possible loan losses (approximately 2.1% of the face value of the note), which provision reduced the face value of the note. See "Risk Factors Real Estate Considerations - Note Received in Sale of Certain Residential Loans."


     Costs and expenses associated with residential mortgage lending operations were $1.1 million, reflecting the commencement of operations during the quarter.

Year Ended September 30, 1997 Compared to Year Ended September 30, 1996



     During fiscal 1997, the Company purchased or originated 18 commercial real estate loans, for a total cost of $71.7 million, as compared to the purchase of nine commercial real estate loans for a total cost of $15.1 million in fiscal 1996. The average net investment in the 18 loans was $4.0 million (with individual investments ranging from a high of $19.2 million to a low of $400,000) during fiscal 1997, as compared to an average net investment of $1.7 million in nine loans (with individual investments ranging from a high of $3.8 million to a low of $100,000) during fiscal 1996. In addition, the Company increased its investment in certain existing loans by an aggregate of $1.9 million in fiscal 1997, and an aggregate of $2.6 million in fiscal 1996, for purposes of paying for property improvement costs, unpaid taxes and similar items relating to properties underlying portfolio loans. The increased investments had been anticipated by the Company at the time the loans were acquired and were included in its analysis of loan costs and yields.


     Revenues from commercial mortgage loan acquisition and resolution operations increased to $19.1 million in fiscal 1997 from $7.2 million in fiscal 1996, an increase of 167%. The increase in fiscal 1997 was attributable to (i) an increase of $6.1 million (215%) in interest income (including accretion of discount) resulting from an increase in the average amount of loans outstanding during fiscal 1997 as compared to fiscal 1996; (ii) gains recognized on the refinancing of loans and sale of senior lien interests in loans held by the Company which increased to $7.6 million in fiscal 1997 from $3.6 million in fiscal 1996, an increase of $4.0 million (108%); and (iii) an increase in fee income to $2.6 million in fiscal 1997 from $675,000 in fiscal 1996, an increase of $1.9 million (279%), as a result of an increase in the number of transactions in which fee income was earned. The Company sold senior lien interests in or refinanced nine loans during fiscal 1997 and eight loans during fiscal 1996, realizing proceeds of $16.5 million and $17.9 million, respectively.



     Costs and expenses of the Company's real estate finance operations increased 25% in fiscal 1997 compared to fiscal 1996. The increase was primarily a result of higher personnel costs associated with the expansion of the Company's commercial mortgage lending operations.


     As a consequence of the foregoing, the Company's gross profit from commercial mortgage loan acquisition and resolution operations increased to $16.5 million in fiscal 1997 from $6.3 million in fiscal 1996 (163%).


Year Ended September 30, 1996 Compared to Year Ended September 30, 1995



     Revenues from commercial mortgage loan acquisition and resolution operations increased to $7.2 million in fiscal 1996 from $6.1 million in fiscal 1995. This increase was attributable to increases of 111% in gains recognized on the refinancing of loans and sale of senior lien interests in loans held by the Company. Fees decreased 30% in fiscal 1996 as compared to fiscal 1995 due to a reduction in the number of refinancings of, and sales of senior lien interests in, certain of the Company's portfolio loans occurring during fiscal 1996 as compared to fiscal 1995. The Company sold senior lien interests in or refinanced eight and eleven commercial mortgage loans during fiscal years 1996 and 1995, respectively, realizing proceeds of $17.9 million and $10.2 million, respectively.


     During fiscal 1996, the Company purchased or originated nine commercial mortgage loans for a total cost of $15.1 million, as compared to seven loans for a total of $13.6 million in fiscal 1995. In addition, the Company increased its investment in certain existing loans by $2.6 million in fiscal 1996 and $1.3 million in fiscal 1995 for purposes of paying for property improvement costs, unpaid taxes and similar items relating to properties underlying portfolio loans. The increased investments had been anticipated by the Company at the time the loans were acquired and were included in its analysis of loan costs and yields. In addition, in fiscal 1996 the Company increased its investment in loans by $535,000 in connection with its repurchase of certain senior lien interests to facilitate borrower refinancings and received a note for $317,000 (thus increasing its investment in loans) in connection with granting its consent to the sale (subject to the Company's existing mortgage loan) of another property by a borrower. Real estate costs and expenses increased 6% in fiscal 1996 as compared to fiscal 1995. The increase was primarily a result of higher personnel costs associated with the expansion of these operations. It should be noted that certain reclassifications have been made to the consolidated financial statements for fiscal years 1996 and 1995 to conform to the fiscal 1997 presentation.

     As a consequence of the foregoing, the Company's gross profit from commercial mortgage loan acquisition and resolution operations increased to $6.3 million for fiscal 1996 from $5.3 million for fiscal 1995 (19%).


Results of Operations: Equipment Leasing


     The following table sets forth certain information relating to the revenue recognized and expenses incurred in the Company's equipment leasing operations during the periods indicated:



                                                               Quarter Ended            Year Ended
                                                               December 31,            September 30,
                                                           ---------------------   ---------------------
                                                              1997        1996        1997        1996
                                                           ---------   ---------   ---------   ---------
                                                                          (in thousands)
Revenues:
 Small ticket leasing -
   Gain on sale of leases ..............................    $1,788      $  313      $3,711      $   --
   Interest and fees ...................................       601          76       1,081           7
 Partnership management ................................       531         513       1,713       3,809
 Lease finance placement and advisory services .........       252         300         657         650
                                                            ------      ------      ------      ------
                                                            $3,172      $1,202      $7,162      $4,466
                                                            ======      ======      ======      ======
Expenses:
 Small ticket leasing ..................................    $  797      $  353      $2,051      $  425
 Partnership management ................................       338         372       1,243       1,471
 Lease finance placement and advisory services .........       190         158         528         443
                                                            ------      ------      ------      ------
                                                            $1,325      $  883      $3,822      $2,339
                                                            ======      ======      ======      ======


Quarter Ended December 31, 1997 Compared to Quarter Ended December 31, 1996


     During the first quarter of fiscal 1998 the Company experienced continued growth in its leasing business, originating 1,551 leases having a cost of $16.0 million, as compared to 307 leases having a cost of $4.4 million during the first quarter of fiscal 1997. In the first quarter of fiscal 1998, the Company sold leases with a book value of approximately $14.4 million to an Intermediate Purchaser in return for cash of $12.3 million and a note with a face value of $3.9 million, as compared to the first quarter of fiscal 1997, where the Company sold leases with a book value of $3.0 million to an Intermediate Purchaser in exchange for a note with a face value of $3.3 million. Revenues from equipment leasing increased to $3.2 million in the first quarter of fiscal 1998 from $1.2 million in the first quarter of fiscal 1997, an increase of $2.0 million (164%). The increase in revenues in the first quarter of fiscal 1998 was attributable to (i) an increase in the gain on sale of leases of $1.5 million (471%) resulting from the increased number of leases originated by the Company and, thus, available for sale; and (ii) an increase in interest and fee income of $525,000 (691%) resulting from the increased volume of lease transactions. For a discussion of the Company's revenue recognition and accounting policies pertaining to its equipment leasing operations, see "Business - Equipment Leasing - Revenue Recognition and Lease Accounting."


     Equipment leasing costs and expenses increased $442,000 (50%) in the first quarter of fiscal 1998 as compared to the first quarter of fiscal 1997. This increase was primarily a result of higher operating costs associated with the increase in lease originations.


Year Ended September 30, 1997 Compared to Year Ended September 30, 1996


     In fiscal 1997, the Company received 8,344 lease proposals involving equipment with an aggregate cost of $113.4 million, approved 5,054 of such proposals involving equipment with an aggregate cost of $67.2 million, and entered into 3,214 transactions and acquired equipment for lease with a cost of $34.6 million. During fiscal 1997, the Company sold leases with a book value of approximately $30.2 million to Intermediate Purchasers in return for cash of $20.6 million and notes with face values of $13.3 million, resulting in gains on sale of $3.7 million. During fiscal 1997, the Company collected $8.5 million in principal payments on the notes.

     Small ticket leasing expenses increased as a result of the start-up of small ticket leasing activities in June 1996. Partnership management expenses decreased as a result of the liquidation of one partnership. Lease placement and advisory expenses increased as a result of an increase in commissions paid.


     The decrease in partnership management revenue in fiscal 1997 as compared to the prior year period was the result of the liquidation, in accordance with the terms of its partnership agreement, of one leasing partnership in the first quarter of fiscal 1996. Partnership management revenue in fiscal 1996 includes the settlement of the Company's general partner share of revenues from prior fiscal periods. The Company currently acts as general partner for five limited partnerships which held a total of $49.8 million (original equipment cost) in leased assets at December 31, 1997.

Results of Operations: Energy

Quarter Ended December 31, 1997 Compared to Quarter Ended December 31, 1996

     During the first quarter of fiscal 1998 oil and gas production revenues increased 30%, compared to the same period of the previous fiscal year. A comparison of the Company's revenues, daily production volumes, and average sales prices follows:

                                                              Quarter Ended
                                                               December 31,
                                                         -----------------------
                                                             1997        1996
                                                         -----------  ----------
    Revenues (in thousands)
    Gas ...............................................    $ 1,017     $   755
    Oil ...............................................        201         185

    Production Volumes
    Gas (thousands of cubic feet ("mcf")/day) .........      4,198       3,309
    Oil (barrels ("bbls")/day) ........................        124          91

    Average Sales Price
    Gas (per mcf) .....................................    $  2.63     $  2.48
    Oil (per bbl) .....................................      17.52       22.19


     Natural gas revenues increased 35% in the quarter ended December 31, 1997, compared to the same period of the prior fiscal year, due to a 27% increase in production volumes. Additionally, the average sales price per mcf increased 6% in the quarter ended December 31, 1997.

     Oil revenues increased 8% in the quarter ended December 31, 1997, compared to the same period of fiscal 1997, due to a 37% increase in production volumes which was partially offset by a 21% decrease in the average sales price per barrel as compared to the quarter ended December 31, 1996. Both gas and oil volumes were favorably impacted by two acquisitions of producing properties located in Ohio and New York. These acquisitions accounted for an increase of 32% and 15% in gas and oil volumes, respectively, as compared to the first quarter of fiscal 1997. The Company spent $1.8 million to acquire interests in 431 wells during the twelve months ended December 31, 1997.

     A comparison of the Company's production costs as a percentage of oil and gas sales, and the production cost per equivalent unit for oil and gas, for the quarters ended December 31, 1997 and 1996 is as follows:



                                                             Quarter Ended
                                                               December 31,
                                                           ------------------
                                                             1997      1996
                                                           --------  --------
    Production Costs
    As a percent of sales .........................            42%       38%
    Gas (per mcf) .................................        $ 1.14    $ 1.03
    Oil (per bbl) .................................        $ 6.79    $ 6.19

     Production costs increased 42% ($153,000) in the quarter ended December 31, 1997 from the quarter ended December 31, 1996 as a result of the acquisition of the working interests mentioned above.

     Amortization of oil and gas property costs as a percentage of oil and gas revenues was 15% in the quarter ended December 31, 1997 compared to 19% in the quarter ended December 31, 1996. The variance from year to year was directly attributable to changes in the Company's oil and gas reserve quantities, product prices and fluctuations in the depletable cost basis of oil and gas properties. See Note 2 to the Consolidated Financial Statements.

Year Ended September 30, 1997 Compared to Year Ended September 30, 1996 and
   Year Ended September 30, 1995

     Oil and gas revenues from production sales increased 16% in fiscal 1997 as compared to fiscal 1996, which remained essentially constant from fiscal 1995.

     A comparison of the Company's revenues, daily production volumes, and average sales prices for the periods indicated is as follows:




                                     Year Ended September 30,
                              ---------------------------------------
                                  1997          1996          1995
                              -----------   -----------   -----------
Sales (in thousands)
 Gas(1) ...................     $ 3,178       $ 2,722       $ 2,762
 Oil ......................     $   705       $   627       $   610
Production volumes
 Gas (mcf/day)(1) .........       3,364         3,184         3,283
 Oil (bbls/day) ...........          98            93           100
Average sales prices
 Gas (per mcf) ............     $  2.59       $  2.34       $  2.31
 Oil (per bbl) ............     $ 19.68       $ 18.53       $ 16.74


------------
(1) Excludes sales of residual gas and sales to landowners.


     Natural gas revenues from production sales increased 17% in fiscal 1997 from fiscal 1996 due to a 6% increase in production volumes and an 11% increase in the average price per mcf of natural gas. In fiscal 1996, natural gas revenues decreased 1% from fiscal 1995 as a result of a 3% decrease in production volumes partially offset by a 1% increase in the average price per mcf of natural gas. Oil revenues increased by 12% in fiscal 1997 from fiscal 1996 due to a 6% increase in the average price per barrel and a 5% increase in production volumes. Primarily as a result of these changes, the Company's operating profit from energy production (energy production revenues less energy production and exploration costs) increased to $2.1 million in fiscal 1997 from $1.8 million in fiscal 1996 and $1.7 million in fiscal 1995.


     The Company continues to experience normally declining production from its properties located in New York state. This decline was offset by the acquisition of additional well interests in Ohio in June 1997. The Company participated in the drilling of three successful exploratory wells and two successful developmental wells during fiscal 1996. The impact on revenues from these wells was realized in the Company's financial statements commencing with fiscal 1997. In fiscal 1995, the Company participated in the drilling of three successful exploratory wells and recompleted one successful development well. The impact on revenues from these wells was realized in the Company's financial statements commencing with fiscal 1996.


     A comparison of the Company's production costs as a percentage of oil and gas sales, and the production cost per equivalent unit for oil and gas for the fiscal years 1997, 1996 and 1995, is as follows:




                                         Year Ended September 30,
                                       ----------------------------
                                         1997      1996      1995
                                       --------  --------  --------
     Production Costs
      As a percent of sales .........      42%       42%       44%
      Gas (mcf) .....................  $ 1.13    $ 1.04    $ 1.06
      Oil (bbl) .....................  $ 6.80    $ 6.23    $ 6.36



     Production costs increased $215,000 (15%) in fiscal 1997 from fiscal 1996 as a result of an increase in the number of wells requiring cleanout and workover operations. These operations are conducted on an as-needed basis and, accordingly, costs incurred by the Company may vary from year to year. Production costs also increased in fiscal 1997 as the result of the acquisition of interests in 288 wells in Ohio. Production costs decreased $81,000 (5%) in fiscal 1996 from fiscal 1995, a result of a decrease in the number of wells requiring cleanout and workover operations.

     Exploration costs increased $26,000 (16%) in fiscal 1997 and decreased $69,000 (30%) in fiscal 1996 from the previous fiscal year period. The fiscal 1997 increase was the result of an increase in delay rentals paid on lease acreage held by the Company. During fiscal 1997, the Company participated in one successful exploratory well and had lease value impairments totalling $6,000. The 1996 decrease resulted from a decrease in delay rentals and impairment of lease costs which resulted from a termination of certain leases in New York state in fiscal 1995 and reduced costs relating to dry holes. During fiscal 1996 the Company participated in one exploratory dry hole and had lease impairments totaling $50,000. During fiscal 1995, the Company's participation in two exploratory dry holes and lease impairments and delay rentals totaled $145,000.


     Amortization of oil and gas property costs as a percentage of oil and gas revenues was 18% in fiscal 1997, 23% in fiscal 1996 and 27% in fiscal 1995. The variance from year to year was directly attributable to changes in the Company's oil and gas reserve quantities, product prices and fluctuations in the depletable cost basis of oil and gas properties. See Note 2 to the Consolidated Financial Statements.


Results of Operations: Other Income (Expense)


Quarter Ended December 31, 1997 Compared to Quarter Ended December 31, 1996


     Interest income increased 786% ($613,000) in the quarter ended December 31, 1997 as compared to the quarter ended December 31, 1996 as a result of the substantial increase in the Company's uncommitted cash balances ($69.3 million at the beginning of the first quarter of fiscal 1998 as compared to $4.2 million at the beginning of the first quarter of fiscal 1997), and the temporary investment of such balances. The Company deployed $41.2 million of its cash balances during the first quarter of fiscal 1998 primarily in its real estate finance and equipment leasing operations, reducing its cash balance to $28.1 million at the end of the first quarter of fiscal 1998.

     General and administrative expense increased 57% ($335,000) in the quarter ended December 31, 1997, as compared to the quarter ended December 31, 1996, primarily as a result of the payment of compensation and benefits to executive officers and occupancy costs.

     Interest expense increased to $3.9 million in the first quarter of fiscal 1998 from $409,000 in the first quarter of fiscal 1997, an increase of $3.5 million (846%) reflecting the increase in borrowings to fund the growth of the Company's real estate finance and equipment leasing operations. In July 1997, the Company issued $115.0 million of Senior Notes.

     For a discussion of provisions for possible losses, see "Business -- Real Estate Finance -- Commercial Mortgage Loan Acquisition and Resolution:
Accounting for Discounted Loans" and "-- Equipment Leasing -- Revenue Recognition and Lease Accounting -- Sales of Leases."

     The effective tax rate increased to 31% in the quarter ended December 31, 1997, from 20% in the quarter ended December 31, 1996, based upon the Company's anticipated earnings and stability in the amount of the Company's depletion, tax credits and tax exempt interest.

Year Ended September 30, 1997 Compared to Year Ended September 30, 1996 and Year Ended September 30, 1995

     General and administrative expense increased by $1.1 million (62%) for fiscal 1997 as compared to fiscal 1996 primarily as a result of costs associated with the Company's residential mortgage loan business, higher legal and professional fees and the payment of incentive and retirement compensation to executive officers. General and administrative expense decreased $509,000 (22%) for the year ended September 30, 1996 as compared to the same period in fiscal 1995 primarily as a result of a decrease in executive compensation due to the death of a senior officer in July 1995 and the reclassification of wages which were previously in general and administrative expense to real estate finance expense.

     Interest expense increased to $5.3 million in fiscal 1997 from $872,000 in fiscal 1996, an increase of $4.4 million (505%), reflecting increased borrowing to fund the growth of the Company's real estate finance and small ticket leasing operations. In July 1997, the Company issued $115.0 million of the Senior Notes and, in December 1996, the Company incurred purchase money financing of $13.4 million to fund the acquisition of a series of mortgage loans on a property located in Philadelphia, Pennsylvania (see Note 6 to Consolidated Financial Statements). The purchase money financing was repaid in July 1997. Interest expense decreased $219,000 during fiscal 1996 as a result of a decrease in average debt outstanding during the period due to loan repayments.

     For a discussion of provisions for possible losses, see "Business -- Real Estate Finance -- Commercial Mortgage Loan Acquisition and Resolution:
Accounting for Discounted Loans" and "-- Equipment Leasing -- Revenue Recognition and Lease Accounting -- Sales of Leases."


     The effective tax rate decreased to 27% in fiscal 1997 from 30% in fiscal 1996 which increased from 19% in fiscal 1995. The fiscal 1997 decrease resulted from the purchase of commercial mortgage loans which generate tax exempt interest as well as the investment in several low-income housing partnerships and the low income housing tax credits associated with such investments. The increase from fiscal 1995 to fiscal 1996 was the result of a continuing decrease in the generation of depletion (for tax purposes) and tax credits in relation to net income.


Liquidity and Capital Resources


     The Company's primary liquidity needs are for continued expansion of its real estate finance and small ticket leasing subsidiaries, activities that are the core of the Company's growth strategy. The Company will add to its commercial mortgage loan acquisition and resolution loan portfolio as economically attractive opportunities become available and will also continue to originate residential loans. In addition, it expects substantial ongoing growth in its small ticket leasing activities. In energy, the Company is seeking to increase its reserve base through selective acquisition of producing properties and other assets and further development of its mineral interests. The Company from time to time may also consider acquisitions of energy industry companies.


     Thus far, the Company has been able to finance each of these activities through a variety of sources, including internally generated funds, borrowings, and sales of its notes and Common Stock. See "Business -- Sources of Funds." The Company expects to finance future activities in a similar manner.



Quarter Ended December 31, 1997 Compared to Quarter Ended December 31, 1996


     Sources and (uses) of cash for the quarters ended December 31, 1997 and 1996 were as follows:




                                                Quarter Ended December 31,
                                                --------------------------
                                                    1997          1996
                                                ------------  ------------
                                                      (in thousands)
    Provided by (used in) operations .........   $  (2,643)    $   2,840
    (Used in) investing activities ...........     (41,431)      (32,559)
    Provided by financing activities .........       2,881        32,886
                                                 ---------     ---------
                                                 $ (41,193)    $   3,167
                                                 =========     =========

     The Company had $28.1 million in cash and cash equivalents on hand at December 31, 1997, as compared to $69.3 million at September 30, 1997. The Company's ratio of current assets to current liabilities was 2.1 to 1 at December 31, 1997 and 6.7 to 1 at September 30, 1997. Working capital at December 31, 1997 was $17.7 million as compared to $61.4 million at September 30, 1997. The Company's ratio of earnings to fixed charges was 2.5 to 1 in the quarter ended December 31, 1997 as compared to 8.0 to 1 in the quarter ended December 31, 1996.



     Cash used in operating activities in the first quarter of fiscal 1998 increased $5.5 million as compared to the first quarter of fiscal 1997, primarily as a result of an increase in accounts receivable including fees earned and advances made to RAIT and the sale of a senior lien interest for an interest bearing note.


     The Company's cash used in investing activities increased $8.9 million in the first quarter of fiscal 1998 as compared to the first quarter of fiscal 1997. This increase resulted primarily from an increase in the amount of cash used to fund real estate finance and small ticket leasing activities. In commercial mortgage loan acquisition and resolution, the Company invested $63.5 million and $27.9 million in the acquisition or origination of five and four loans in the first quarters of fiscal years 1998 and 1997, respectively. In addition, the Company advanced funds on existing commercial mortgage loans of $2.0 million and $1.0 million, respectively, in the same periods. Proceeds received upon refinancings or sales of senior lien interests amounted to $39.6 million and $2.2 million in the first quarters of fiscal years 1998 and 1997, respectively. These proceeds reflect the sale of senior lien interests in or refinancing of six and three loans, respectively, for which gains were recognized on five and one loans, respectively.



     The Company invested $14.2 million in 300 residential mortgage loans during the quarter ended December 31, 1997. The Company sold 234 of these loans for $12.8 million, of which $4.6 million was in cash and $8.3 million was by a promissory note (with a book value of $8.1 million after a provision for loan losses of $174,000) of which $6.2 million was paid in the second quarter of fiscal 1998 with the balance of $2.1 million being payable in 2027. See "Risk Factors -- Real Finance Considerations -- Note Received in Sale of Certain Residential Loans."


     In small ticket leasing, cost of equipment acquired for lease represents the equipment cost and initial direct costs associated with leasing operations. Proceeds received upon the sale of equipment lease receivables totaled $12.3 million in the quarter ended December 31, 1997.


     The increase in other assets of $974,000 during the quarter ended December 31, 1997 principally represents a note of $765,000 from the purchaser of a loan from the Company.


     The Company's cash flow provided by financing activities decreased $30.0 million during the first quarter of fiscal 1998 as compared to the first quarter of fiscal 1997. In the first quarter of fiscal 1998, the Company's residential mortgage loan business borrowed $6.7 million under its warehouse line and repaid $2.2 million. In the first quarter of fiscal 1997, the Company completed a public offering of shares of Common Stock, receiving net proceeds of $19.5 million, and borrowed $14.1 million (including $13.4 million of purchase money financing) to finance its commercial mortgage loan and acquisition operations.


Year Ended September 30, 1997 Compared to Year Ended September 30, 1996


     The Company raised net proceeds of $19.5 million from its equity offering and $110.6 million from its offering of Senior Notes during fiscal 1997. These activities, coupled with the Company's increased profitability, resulted in the Company having $69.3 million in cash and cash equivalents on hand at September 30, 1997, as compared to $4.2 million at September 30, 1996. The Company's ratio of current assets to current liabilities was 6.7 to 1.0 at September 30, 1997 and 3.7 to 1.0 at September 30, 1996. The Company's ratio of earnings to fixed charges was 3.8 to 1.0 at September 30, 1997 and 9.4 to 1.0 at September 30, 1996. Working capital at September 30, 1997 was $61.4 million as compared to $4.4 million at September 30, 1996, as the Company had not fully deployed the proceeds from the Senior Notes offering.


     Cash provided by operating activities increased $1.1 million, or 38%, during fiscal 1997, as compared to fiscal 1996. The fiscal 1997 increase was primarily the result of an increase in operating income in the commercial mortgage loan acquisition and resolution and equipment leasing businesses.


     The Company's cash used in investing activities increased $62.1 million in fiscal 1997 as compared to fiscal 1996. The increase resulted primarily from increases in the amount of cash used to fund commercial mortgage loan acquisition and resolution activities. The Company invested $71.7 million and $15.1 million in the acquisition of 18 and nine loans in fiscal years 1997 and 1996, respectively. In addition, the Company advanced funds on existing loans of $1.9 million and $2.6 million in fiscal years 1997 and 1996, respectively.

     Proceeds received from the sale of senior lien interests or borrower refinancings amounted to $16.5 million and $17.9 million in fiscal years 1997 and 1996, respectively. Cash used for capital expenditures increased $694,000, or 63%, during fiscal year 1997 over fiscal 1996. The 1997 increase includes $507,000 in capital expenditures relating to the Company's residential mortgage loan business. During fiscal 1997, the Company invested $1.2 million in 288 wells, operating rights and pipelines located in Ohio. The cost of equipment acquired for lease was $34.6 million in fiscal 1997 as compared to $731,000 in fiscal 1996, an increase of $33.9 million, as a result of the full year's activity for the small ticket leasing business in fiscal 1997 as compared to two months' activity in fiscal 1996.


     The Company's cash flow provided by financing activities increased $124.4 million during fiscal 1997, as compared to fiscal 1996 as a result of the additional borrowings discussed above.

Year Ended September 30, 1996 Compared to Year Ended September 30, 1995


     The Company had $4.2 million in cash and cash equivalents on hand at September 30, 1996, as compared to $2.5 million at September 30, 1995. The Company's ratio of current assets to current liabilities was 3.7 to 1.0 at September 30, 1996 and 3.0 to 1.0 at September 30, 1995. Working capital at September 30, 1996 was $4.4 million as compared to $2.6 million at September 30, 1995.


     Cash provided by operating activities increased $1.4 million or 88% during fiscal 1996, as compared to fiscal 1995. This increase was primarily the result of an increase in operating income in the commercial mortgage loan acquisition and resolution and equipment leasing businesses.


     The Company's cash used in investing activities decreased $5.1 million or 83% during fiscal 1996, as compared to fiscal 1995. The change resulted primarily from changes in the amount of cash used to fund commercial mortgage loan acquisition and resolution activities. The Company invested $15.1 million and $13.6 million in the acquisition of nine and seven loans in fiscal years 1996 and 1995, respectively. In addition, the Company advanced funds on existing loans of $2.6 million and $1.3 million in fiscal years 1996 and 1995, respectively, and in fiscal 1996 increased its investment in certain existing loans by $852,000.


     Proceeds received upon refinancings or the sale of senior lien interests amounted to $17.9 million and $10.2 million in fiscal years 1996 and 1995, respectively. Cash used for capital expenditures increased $280,000 or 34% during fiscal year 1996 over the previous period. This increase includes $506,000 in capital expenditures relating to the start-up of small ticket leasing operations. Cost of equipment acquired for lease represents the equipment cost and initial direct costs associated with the start up of small ticket leasing operations. The Company commenced leasing operations for its own account in June 1996 and began to write leases in August 1996.


     Cash flow provided by financing activities decreased $4.6 million during fiscal 1996, as compared to fiscal 1995. During fiscal 1995, the Company (i) sold a $2.0 million senior lien interest, (ii) borrowed $2.5 million and (iii) was able to release for corporate investment purposes $4.9 million of restricted cash as a result of the purchase of loans for the Company's portfolio.


Dividends


     In the quarter ended December 31, 1997 and fiscal years 1997, 1996 and 1995, $470,000, $1.4 million, $757,000 and $161,000 were paid in dividends, respectively. The Company has paid regular dividends since August 1995.

     The determination of the amount of future cash dividends, if any, to be declared and paid is in the sole discretion of the Company's Board of Directors and will depend on the various factors affecting the Company's financial condition and other matters the Board of Directors deems relevant.


Inflation and Changes in Prices


     Inflation affects the Company's operating expenses and increases in those expenses may not be recoverable by increases in finance rates chargeable by the Company. Inflation also affects interests rates and movements in rates may adversely affect the Company's profitability.

     The Company's revenues and the value of its oil and gas properties have been and will continue to be affected by changes in oil and gas prices. Oil and gas prices are subject to fluctuations which the Company is unable to control or accurately predict.


Computer Systems and Year 2000 Issue


     The "year 2000 issue" is the result of computer programs being written using two digits, rather than four digits, to identify the year in a date field. Any computer programs using such a system, and which have date sensitive software, will not be able to distinguish between the year 2000 and the year 1900. This could result in miscalculations or an inability to process transactions, send invoices or engage in similar normal business activities.

     Based upon a recent assessment by the Company, the Company has in place year 2000 capable systems for its equipment leasing and residential mortgage loan operations. For its commercial mortgage loan acquisition and resolution operations, the Company will be required to purchase year 2000 capable computer software, but believes that its requirements can be met by commercially available software. The Company has determined that it will be required to modify and, possibly, replace material portions of the software relating to its energy operations, and has commenced the remediation process. With respect to both its commercial mortgage loan acquisition and resolution operations and its energy operations, the Company anticipates that remediation will be completed on or before March 31, 1999 and that the aggregate cost of such remediation will not be material to the Company.

     The Company has made inquiries concerning the year 2000 issue to its significant suppliers of services and, with respect to its energy operations, to the two largest purchasers of its products. Based thereon, the Company believes that it will not be materially adversely impacted by year 2000 issues pertaining to such entities. However, there can be no assurance that the systems of third parties will be year 2000 compatible in a timely fashion, or that failure to achieve compatibility by such entities will not have a material adverse effect on the Company.


Environmental Regulation

     A continued trend to greater environmental and safety awareness and increasing environmental regulation has resulted in higher operating costs for the oil and gas industry and the Company. The Company monitors environmental and safety laws and believes it is in compliance with such laws and applicable regulations thereunder. To date, compliance with environmental laws and regulations has not had a material impact on the Company's capital expenditures, earnings or competitive position. The Company believes, however, that environmental and safety costs will increase in the future. There can be no assurance that compliance with such laws will not, in the future, materially impact the Company.

                                   BUSINESS


General

     The Company operates a specialty finance business focused on real estate finance and equipment leasing. The Company was organized as a Delaware corporation in 1966. For approximately 25 years prior to 1991, the Company was principally involved in the energy industry and it continues to conduct energy industry operations, including natural gas and oil production. Since 1991, the Company's business strategy has focused on locating and developing niche finance businesses in which the Company can realize attractive returns by targeting well-defined financial services markets and by developing specialized skills to service those markets on a cost-effective basis. To date, the Company has developed two main businesses: real estate finance and equipment leasing. Within its real estate finance business, the Company has developed a commercial mortgage loan acquisition and resolution business and a residential mortgage lending business. The Company has also sponsored RAIT, a real estate investment trust, and currently owns 15% of RAIT's common shares of beneficial interest. Within its equipment leasing business, the Company focuses primarily on small ticket equipment lease financing, although it also manages five publicly-owned equipment leasing partnerships and has a lease finance placement and advisory business.


Real Estate Finance

Commercial Mortgage Loan Acquisition and Resolution Strategy


     Identification and Acquisition of Troubled Commercial Mortgage Loans. The Company believes that the success to date of its commercial mortgage loan acquisition and resolution business has been due in large part to its ability to identify and acquire troubled commercial mortgage loans which, due to operational difficulties at the underlying properties, legal or factual disputes, or other problems, are unable fully to meet debt service requirements under the original loan terms and can be acquired at a discount from the unpaid principal and interest amounts of the loan and the estimated value of the underlying property. A principal part of this strategy is the Company's focus on acquiring commercial mortgage loans held by large private sector financial institutions and other entities. Due to the complexity of these loans and/or their comparatively small size relative to a large institution's total portfolio, the lender is often not able, or willing, to devote the managerial and other resources necessary to resolve the problems to which the loans are subject, and thus is sometimes willing to dispose of these loans at prices favorable to the Company. The Company, which offers to acquire a loan quickly and for immediate cash, provides a convenient way for an institution to dispose of these loans and to eliminate future work-out costs. The Company believes that the trend of consolidation in the banking industry, and the implementation of risk-based capital rules in the insurance industry, may cause an increase in the amount of smaller loans available for sale and provide the Company significant opportunities for growth.


     Efficient Resolution of Loans. The Company believes that a further aspect of its success to date has been its ability to resolve problems surrounding loans it has identified for acquisition. The principal element of this strategy is the cost-effective use of management and third-party resources to negotiate and resolve disputes concerning a troubled loan or the property securing it, and to identify and resolve any existing operational or other problems at the property. To implement this strategy, the Company has taken advantage of the background and expertise of its management and has identified third-party subcontractors (such as property managers and legal counsel) familiar with the types of problems to which smaller commercial properties may be subject and who have, in the past, provided effective services to the Company.


     Refinancing or Sale of Senior Lien Interests in Portfolio Loans. The Company seeks to reduce its invested capital and enhance its returns through sale, at a profit, of senior lien interests in its loans or through refinancing of the properties underlying its loans by borrowers. In so doing, the Company has in the past obtained, and in the future anticipates obtaining, a return of a substantial portion of its invested capital (and in some cases has obtained returns of amounts in excess of its invested capital), which it will typically seek to reinvest in further loans, while maintaining a significant continuing position in the original loan. See "Business -- Real Estate Finance -- Commercial Mortgage Loan Acquisition and Resolution: Sale of Senior Lien Interests and Refinancings." In addition, the Company has sold and anticipates further sales of whole loans and senior lien interests to RAIT (see "Business -- Real Estate Finance -- Sponsorship of Real Estate Investment Trust"). The Company's strategic plan contemplates continued growth in its commercial mortgage loan portfolio, in part through the liquidity provided by such sales or refinancings.


     Disposition of Loans. In the event a borrower does not repay a loan when due, the Company will seek to foreclose upon and sell the underlying property or otherwise liquidate the loan. In appropriate cases and for appropriate consideration, the Company may agree to forbear from the exercise of remedies available to it. See "Business -- Real Estate Finance -- Commercial Mortgage Loan Acquisition and Resolution: Forbearance Agreements" and "-- Commercial Mortgage Loan Acquisition and Resolution: Loan Status."


Market for Commercial Mortgage Loan Acquisition and Resolution Services


     Discounted loans acquired by the Company are, at the time of acquisition, secured by commercial properties (generally multi-family housing, office buildings, hotels or single-user retail properties) which, while income producing, are unable fully to meet the debt service requirements of the original loan terms. The loans are usually acquired from banks, insurance companies, investment banks, mortgage banks or other similar financial organizations.


     The market for commercial mortgage loan acquisition and resolution services of the type provided by the Company is, the Company believes, relatively new. A major impetus to the creation of this market had been the sale of packages of under-performing and non-performing loans by government agencies, in particular the Resolution Trust Corporation ("RTC") and Federal Deposit Insurance Corporation ("FDIC"). While the need for loan acquisition and resolution services by governmental agencies has declined in recent years (the RTC terminated its loan pool packaging and sales operations on December 31, 1995, and any RTC assets remaining to be sold at that time were transferred to the FDIC for sale), the Company believes that a permanent market for these services is emerging in the private sector as financial institutions and other entities realize that outside specialists may be able to resolve troubled loans more cost-efficiently than their internal staff. Moreover, the sale of loans provides selling institutions with a means of disposing of under-performing assets, thereby obtaining liquidity and improving their balance sheets. The trend has been reinforced, management believes, by consolidation within the banking industry, the implementation of risk-based capital rules within the insurance industry, and by the standardization of financing criteria by real estate conduits and other "securitization" outlets.

Acquisition and Administration Procedures for Commercial Mortgage Loan Acquisition and Resolution Operations

     Prior to acquiring any commercial mortgage loan, the Company conducts an acquisition review. This review includes an evaluation of the adequacy of the loan documentation (for example, the existence and adequacy of notes, mortgages, collateral assignments of rents and leases, and title policies ensuring first or other lien positions) and other available information (such as credit and collateral files). The value of the property securing the loan is estimated by the Company based upon a recent independent appraisal obtained by the borrower or seller of the loan, an independent appraisal obtained by the Company, or upon valuation information obtained by the Company and thereafter confirmed by an independent appraisal. One or more members of the Company's management makes an on-site inspection of the property and, where appropriate, the Company will require further inspections by engineers, architects or property management consultants. The Company may also retain environmental consultants to review potential environmental issues. The Company obtains and reviews available rental, expense, maintenance and other operational information regarding the property, prepares cash flow and debt service analyses and reviews all pertinent information relating to any legal or other disputes to which the property is subject. The amount of the Company's offer to purchase any such loan is based upon the foregoing evaluations and analyses.


     The Company generally will not acquire a loan unless (i) current net cash flow from the property securing the loan is sufficient to yield a cash return on the Company's investment of not less than 10% per annum; (ii) the ratio of the Company's initial investment to the appraised value of the property underlying the loan (generally utilizing an appraisal dated within one year of acquisition) is less than 80%; (iii) there is the possibility of either prompt refinancing of the loan by the borrower after acquisition, or sale by the Company of a senior lien interest, that will result in an enhanced yield to the Company on its (reduced) funds still outstanding (see "Business -- Real Estate Finance -- Commercial Mortgage Loan Acquisition and Resolution: Sale of Senior Lien Interests and Refinancings"); and (iv) there is the possibility of a substantial increase in the value of the property underlying the loan over its appraised value, increasing the potential amount of the loan discount recoverable by the Company at loan termination. On occasion, the Company will acquire a loan that does not meet one or more of the criteria specified above if, in the Company's judgment, other factors make the loan an appropriate investment opportunity. As of December 31, 1997, the Company had in its portfolio 11 loans in which the ratio of the cost of investment to the appraised value of the underlying property (both at the time of acquisition and at the date of the most recent appraisal) exceeded 80%. The Company has a policy that appraisals of properties underlying loans be updated no less often than every three years. While the Company has historically acquired loans in the $1.0 million to $15.0 million range, it has recently shifted its focus to also include larger loans which meet its investment objectives. See also "Business -- Recent Developments -- Commercial Loan Purchase." The Company is not limited by regulation or contractual obligation as to the types of properties that secure the loans it may seek to acquire or the nature or priority of any lien or other encumbrance it may accept with respect to a property. The Company also does not have restrictions regarding whether, after sale of a senior lien interest or a refinancing, its interest in a particular loan must continue to be secured (although the Company will typically retain a subordinated lien position), the amount it may invest in any one loan, or the ratio of initial investment cost-to-appraised value of the underlying property.



     As part of the acquisition process, the Company typically resolves disputes relating to the loans or the underlying properties. Through negotiations with the borrower and, as appropriate or necessary, with other creditors or parties in interest, the Company seeks to arrive at arrangements that reflect more closely the current operating conditions of the property and the present strategic position of the various interested parties. Where appropriate, the Company will offer concessions to assure that the Company's future control of the property's cash flow is free from dispute. These arrangements are normally reflected in an agreement (a "Forbearance Agreement") pursuant to which foreclosure or other action on the mortgage is deferred so long as the arrangements reflected in the Forbearance Agreement are met. The Company also seeks to resolve operational problems of the properties by appointment of a property manager acceptable to it (see "Business -- Real Estate Finance -- Commercial Mortgage Loan Acquisition and Resolution:
Forbearance Agreements") and may advance funds for purposes of paying property improvement costs, unpaid taxes and similar items. Prior to loan acquisition, the Company includes in its pre-acquisition analysis of loan costs and yields an estimate of such advances. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Commercial Mortgage Loan Acquisition and Resolution."


     Upon acquisition of a loan, the Company typically requires that all revenues from the property underlying the loan be paid into an operating account on which the Company or its managing agent is the sole signatory. All expenditures with respect to a property (including debt service, taxes, operational expenses and maintenance costs) are paid from the Company's account and are reviewed and approved by a senior officer of the Company prior to payment. The Company further requires that its approval be obtained before any material contract or commercial lease with respect to the property is executed. To assist it in monitoring the loan, the Company requires that the borrower prepare a budget for the property not less than 60 days prior to the beginning of a year, which must be reviewed and approved by the Company, and submit both a monthly cash flow statement and a monthly occupancy report. The Company analyzes these reports in comparison with each other and with account activity in the operating account.



     The Company may alter the foregoing procedures in appropriate circumstances. Where a borrower has refinanced a loan held by the Company (or where the Company has acquired a loan subject to existing senior debt), the Company may agree that the revenues be paid to an account controlled by the senior lienor, with the excess over amounts payable to the senior lienor being paid directly to the Company. Where the property is being managed by Brandywine Construction & Management, Inc. ("BCMI"), a property manager affiliated with the Company (see "Business -- Real Estate Finance -- Commercial Mortgage Loan Acquisition and Resolution: Forbearance Agreements" and "Management -- Certain Relationships and Related Party Transactions"), the Company may direct that property revenues be paid to BCMI, as the Company's managing agent. As of December 31, 1997, revenues are being paid to BCMI with respect to two loans (loans 25 and 30). Where the Company believes that operating problems with respect to an underlying property have been substantially resolved, the Company may permit the borrower to retain revenues and pay property expenses directly. As of December 31, 1997, the Company permitted borrowers with respect to four loans (loans 24, 27, 37 and 41) to do so. (Loan number designations correspond to the designations set forth in the table included as part of "Business -- Real Estate Finance -- Commercial Mortgage Loan Acquisition and Resolution: Loan Status.")


Commercial Mortgage Loan Acquisition and Resolution: Sale of Senior Lien Interests and Refinancings

     In evaluating a potential commercial mortgage loan, the Company places significant emphasis on the likelihood of its being able to sell a senior lien interest on favorable terms after the acquisition and/or the borrower's likely ability, with or without the Company's assistance, to secure favorable refinancing. When a loan is refinanced, or a senior lien interest sold, the Company will obtain net sale or refinance proceeds in an amount representing a major portion of (and sometimes exceeding) the amount of its investment in the loan. After sale of a senior lien interest or refinancing, the Company will typically retain an interest in the loan, which is usually subordinated to the interest of the senior lienholder or refinance lender.


     Where a senior lien interest is sold, the outstanding balance of the Company's loan at the time of sale remains outstanding, including as a part of that balance the amount of the senior lien interest. Thus, the Company's remaining interest effectively "wraps around" the senior lien interest. Typically, the interest rate on the senior lien interest is less than the stated rate on the Company's loan. As of December 31, 1997, senior lien interests with an aggregate balance of $12 million relating to seven of the Company's loans obligate the Company, in the event of a default on a loan, to replace such loan with a performing loan. These senior lien interests become due upon the expiration of their respective Forbearance Agreements (one in 1999, three in 2000, two in 2001 and one in 2016). Two other senior lien interests obligate the Company, upon their respective maturities (all in fiscal
2002), to repurchase the senior lien interest (if not theretofore paid off) at a price equal to the outstanding balance of the senior lien interest plus accrued interest ($1.6 million and $7.3 million, respectively, assuming all debt service payments have been made). See "Business -- Real Estate Finance -- Commercial Mortgage Loan Acquisition and Resolution: Loan Status."


     Where a refinancing is effectuated, the Company reduces the amount outstanding on its loan by the amount of net refinancing proceeds received by it and either converts the outstanding balance of the original note (both principal and accrued interest, as well as accrued penalties) into the stated principal amount of an amended note on the same terms as the original note, or retains the original loan obligation as paid down by the amount of refinance proceeds received by the Company. As with senior lien interests, the interest rate on the refinancing is typically less than the interest rate on the Company's retained interest.


     After sale of a senior lien interest or a refinancing, the Company's retained interest will usually be secured by a subordinate lien on the property. In certain situations, however, (including seven loans aggregating $7.7 million and constituting 6.6%, by book value, of the Company's loans as of December 31, 1997), the Company's retained interest may not be formally secured by a mortgage because of conditions imposed by the senior lender, although it may be protected by a judgment lien, an unrecorded deed-in-lieu of foreclosure, the borrower's covenant not to further encumber the property without the Company's consent, and/or a similar device.


Commercial Mortgage Loan Acquisition and Resolution: Forbearance Agreements

     Substantially all of the commercial mortgage loans acquired by the Company are subject to Forbearance Agreements with borrowers pursuant to which the holder of the loan (the Company, upon loan acquisition) (i) agrees, subject to receipt of specified minimum monthly payments, to defer the exercise of existing rights to proceed on the defaulted loan (including the right to foreclose), (ii) receives the rents from the underlying property (either directly or through a managing agent approved by the Company, subject to certain exceptions; see "Business -- Real Estate Finance -- Acquisition and Administration Procedures for Commercial Loan Acquisition and Resolution Operations") and (iii) requires the borrower to retain a property management firm acceptable to the holder. The Forbearance Agreements also provide that any cash flow from the property (after payment of Company-approved expenses and debt service on senior lien interests) above the minimum payments will be retained by the Company and applied to accrued but unpaid debt service on the loan. As a result of provision (iii), BCMI has assumed responsibility for supervisory and, in many cases, day to day management of the underlying properties with respect to substantially all of the loans owned by the Company as of December 31, 1997. In ten instances, the President of BCMI (or an entity affiliated with him) has also acted as the general partner or trustee of the borrower; an entity affiliated with him is also the general partner of the sole limited partner of an eleventh borrower. See "Management -- Certain Relationships and Related Party Transactions -- Relationship with BCMI." The minimum payments required under a Forbearance Agreement (generally related to anticipated cash flow from the property after operating expenses) are normally materially less than the debt service payments called for by the original terms of the loan. The difference between the minimum required payments under the Forbearance Agreement and the payments called for by the original loan terms continues to accrue, but (except for amounts recognized as an accretion of discount; see "Business -- Real Estate Finance -- Commercial Mortgage Loan Acquisition and Resolution: Accounting for Discounted Loans") are not recognized as revenue to the Company until actually paid.


     At the end of the term of a Forbearance Agreement, the borrower is required to pay the loan in full. The borrower's ability to do so, however, will be dependent upon a number of factors, including prevailing conditions at the underlying property, the state of real estate and financial markets (generally and as regards the particular property), and general economic conditions. In the event the borrower does not or cannot do so, the Company anticipates that it will seek to sell the property underlying the loan or otherwise liquidate the loan. Alternatively, the Company anticipates that it might, in appropriate cases, and for appropriate additional consideration, agree to further forbearance.

     An existing Forbearance Agreement remains in effect without modification when the Company sells a senior lien interest in a loan. In such instance, the purchaser's interest in the loan is subject to the terms of the Forbearance Agreement. However, when a borrower refinances a loan, the Forbearance Agreement is amended to (i) reflect the pay down of the loan balance, (ii) acknowledge the existence of the refinancing and (iii) provide for the continued effectiveness of all provisions of the Forbearance Agreement for a term specified except that where specific provisions of the Forbearance Agreement are inconsistent with the terms of the refinancing, the terms of the refinancing have priority. In some refinancings, the refinance lender may require that the borrower issue an amended note (a "retained interest note") to reflect the reduction of the borrower's indebtedness to the Company and, where applicable, any other revised terms.

Commercial Mortgage Loan Acquisition and Resolution: Loan Status


     At December 31, 1997, the Company's loan portfolio consisted of 43 loans of which 33 loans were acquired as first mortgage liens and 10 loans were acquired as junior lien obligations. The Company's strategy has been to acquire loans in anticipation of selling a senior lien interest in the loan or in anticipation of the borrower's refinancing of the loan. As of that date, the Company had sold senior lien interests in 14 loans in its portfolio (including senior interests in six loans initially acquired by the Company as junior lien loans) and borrowers with respect to 12 of the Company's loans had obtained refinancing. After such sales and refinancings, the Company held subordinated interests in 30 loans of which seven interests, constituting approximately 6.6% of the book value of the Company's loan portfolio, are not collateralized by recorded mortgages (see "Business -- Real Estate Finance -- Commercial Mortgage Loan Acquisition and Resolution: Sale of Senior Lien Interests and Refinancings").


     During the second quarter of fiscal 1998, the Company sold 10 of its loans, and senior lien interests in two loans, to RAIT as indicated by Note (9) to the following table. For certain information regarding this sale see "Business -- Real Estate Finance -- Sponsorship of Real Estate Investment Trust."

     The following table sets forth certain information relating to the Company's investments in commercial mortgage loans as of December 31, 1997.






    Loan           Type of
   Number          Property           Location
------------  -----------------  ------------------
     001      Multifamily        Pennsylvania
     002(9)   Multifamily        Pennsylvania
     003      Multifamily        New Jersey
     004(9)   Multifamily        Pennsylvania
     005      Office             Pennsylvania
     006(9)   Office/Retail      Virginia
     007      Single User        Minnesota
                   (Retail)
     008(9)   Multifamily        Pennsylvania
     009(9)   Multifamily        Pennsylvania
     010(9)   Multifamily        Pennsylvania
     011      Office             Washington, D.C.
     012(9)   Multifamily        Pennsylvania
     013      Single User        California
               (Commercial)
     014      Office             Washington, D.C.
     015      Condo/             North Carolina
               Multifamily
     016      Single User        California
                   (Retail)
     017      Single User        West Virginia
                   (Retail)
     018      Single User        California
                   (Retail)
     019(9)   Multifamily        Pennsylvania
     020      Office             New Jersey
     021      Multifamily        Pennsylvania
     022      Multifamily        Pennsylvania
     023(9)   Multifamily        Pennsylvania
     024      Multifamily        Pennsylvania
     025      Hotel/             Georgia
               Commercial
     026      Office             Pennsylvania
     027(9)   Office             Pennsylvania
     028      Condo/             North Carolina
               Multifamily
     029      Commercial/        Pennsylvania
               Retail
     030      Hotel              Nebraska
     031      Multifamily        Connecticut
     032      Multifamily        New Jersey
     033      Single User        Virginia
                   (Retail)
     034      Multifamily        Pennsylvania
     035      Office             Pennsylvania
     036      Office             North Carolina
     037      Multifamily        Florida

              Sub Total


                                                             Loan           Outstanding      Appraised Value
    Loan                                                   Acquired            Loan            of Property
   Number                Seller/Originator              (Fiscal Year)      Receivable(1)     Securing Loan(2)
------------  ---------------------------------------  ---------------  ------------------  -----------------
     001      Alpha Petroleum Pension Fund                     1991        $ 8,537,276         $ 5,300,000
     002(9)   CoreStates Bank(10)                              1992          1,579,496             900,000
     003      RAM Enterprises/Glenn Industries                 1993          2,737,559           1,350,000
               Pension Plan
     004(9)   St. Paul Federal Bank for Savings(12)            1993          1,486,601           1,200,000
     005      Shawmut Bank(10)                                 1993          6,408,289           1,700,000
     006(9)   Nationsbank(10)                                  1993          5,804,115           2,800,000
     007      Prudential Insurance, Alpha                      1993          5,050,886           2,515,000
               Petroleum Pension Fund
     008(9)   Nomura/Cargill/Eastdil Realty(14)                1994          5,394,281           3,200,000
     009(9)   Mellon Bank(10)                                  1995          1,640,973           2,700,000
     010(9)   RIVA Financial                                   1994          1,600,713             800,000
     011      First Union Bank(10)                             1995          1,427,447           2,000,000
     012(9)   CoreStates Bank(10)(12)                          1995          3,037,884           2,200,000
     013      California Federal Bank, FSB                     1994          2,969,853           2,400,000
     014      Nomura/Cargill/Eastdil Realty(14)                1995         14,977,664          12,250,000
     015      First Bank/South Trust Bank(15)             1995/1997          3,553,137           3,702,000
     016      Mass Mutual/Alpha Petroleum                 1995/1996          6,992,873           3,000,000
               Pension Fund
     017      Triester Investments(10)(16)                     1996          1,453,966           1,900,000
     018      Emigrant Savings Bank/Walter                     1996          2,835,687           4,555,000
               R. Samuels and Jay Furman(19)
     019(9)   Summit Bancorp(10)                               1996          4,675,262           5,725,000
     020      Cargill/Eastdil Realty(13)                       1996          7,114,661           4,600,000
     021      Bruin Holdings/Berkeley Federal             1996/1997          9,260,609           4,222,000
               Savings Bank
     022      FirsTrust FSB                                    1996          4,655,151           4,110,000
     023(9)   Jefferson Bank                                   1996            718,848(24)         600,000
     024      U.S. Dept. of Housing & Urban                    1996          3,427,028           3,250,000
               Development
     025      Bankers Trust Co.                                1997          5,975,639           8,500,000
     026      FirsTrust FSB/                                   1997          8,498,640           5,000,000
               The Metropolitan Fund
     027(9)   Lehman Brothers Holdings, Inc.                   1997         53,183,775          34,000,000
     028      First Bank/SouthTrust Bank(27)                   1997          1,703,755           1,773,000
     029      Castine Associates, L.P.(28)                     1997          7,127,386           4,025,000
     030      CNA Insurance                                    1997          7,274,234           4,000,000
     031      John Hancock Mutual Life                         1997         10,024,031           7,500,000
               Insurance Company
     032      John Hancock Mutual Life                         1997         12,260,126          12,425,000
               Insurance Company
     033      Brambilla, Ltd.                                  1997          4,015,686           2,650,000
     034      Resource America, Inc.(29)                       1997            398,697             450,000
     035      Jefferson Bank                                   1997          2,331,275           2,550,000
     036      Union Labor Life Insurance Co.                   1997          4,514,732           4,150,000
     037      Howe, Soloman & Hall                             1997          6,998,319           3,500,000
               Financial, Inc.                                            ------------        ------------
                                                                          $231,646,554        $167,502,000


                                             Proceeds from
                    Ratio of Cost           Refinancing or
    Cost of       of Investment to          Sale of Senior
 Investment(3)     Appraised Value          Lien Interests
---------------  ------------------  ----------------------------
  $ 4,704,540           89%               $     2,570,000(8)
      547,813           61%                             0(11)
    1,325,081           98%                       627,000
      862,356           72%                             0(11)
    1,229,417           72%                       940,000(13)
    2,391,040           85%                       840,000
    1,354,382           54%                     2,099,000
    1,614,174           50%                       934,300
    1,393,031           52%                       654,600
      457,356           57%                             0(11)
    1,180,030           59%                       660,000(13)
    1,296,565           59%                     1,079,000
    1,694,799           71%                     1,975,000(13)
   10,571,763           86%                     6,487,000
    2,787,774           75%                     2,558,000(8)
    2,114,520           70%                     2,375,000(13)
      895,113           47%                     1,000,000(17)(18)
    2,227,199           49%                     1,969,000(13)
    3,758,685           66%                     3,020,000
    3,225,589           70%                     2,562,000
    2,454,437           58%                     2,760,000(20)
    4,016,498           98%                     2,636,000(22)(23)
      480,643           80%                       450,000(25)
    2,740,093           84%                     2,318,750
    5,877,874           69%                             0
    2,484,966           50%                     2,240,000(26)
   19,243,749           57%                     7,920,000(22)
    1,028,143           58%                             0
    2,986,618           74%                     1,000,000(17)
    3,673,462           92%                             0
    4,760,894           63%                             0
    7,374,894           59%                             0
    2,003,684           76%                     1,383,705(8)
      400,000           89%                             0
    1,591,662           62%                     1,000,000(17)
    3,053,846           74%                             0
    2,772,641           79%                     2,096,000(11)(13)
 ------------                                 -----------
 $112,575,331                                 $56,154,355



                                          Company's Net     Maturity of Loan/
                                         Interest In        Expiration of
      Net            Book Value       Outstanding Loan       Forbearance
 Investment(4)    of Investment(5)     Receivables(6)       Agreement(7)
---------------  ------------------  ------------------  ------------------
  $ 2,134,540        $ 2,580,970         $ 5,967,276          12/31/02
      547,813            785,295           1,579,496          10/31/98
      698,081            731,656           2,103,068          01/01/03
      862,356          1,134,958           1,486,601          10/31/98
      289,417            784,776           5,568,289          02/07/01
    1,551,040          1,670,669           4,928,075          07/31/98
     (744,618)           567,169           2,919,116          12/31/14
      679,874          1,270,541           4,296,133          07/31/98
      738,431            564,876             755,711          11/01/99
      457,356            734,073           1,600,713          09/02/99
      520,030            685,655             742,447          09/30/99
      217,565            747,650           1,781,319          12/02/99
     (280,201)           325,972             969,853          05/01/01
    4,084,763          5,472,297           8,299,802          11/30/98
      229,774          3,553,137           1,218,418          08/25/00
     (260,480)           481,117           4,592,873          12/31/00
     (104,887)           465,347             453,966          12/31/16
      258,199            833,952             866,687          12/01/00
      738,685            992,855           1,496,823          12/29/00
      663,589          1,878,059           4,715,532          02/07/01
     (305,563)         1,034,292           6,500,609               (21)
    1,380,498            995,483           1,992,593          10/31/98
       30,643            128,642             271,107          03/28/01
      421,343            814,710             933,181          11/01/22
    5,877,874          6,102,863           5,975,639          12/31/15
      244,966          2,372,008           6,257,369          09/30/03
   11,323,749         17,253,179          45,209,204          01/01/02
    1,028,143          1,703,755           1,703,755          03/31/02
    1,986,618          2,312,861           6,127,386          07/01/02
    3,673,462          3,740,136           7,274,234          09/30/02
    4,760,894          4,951,443          10,024,031          09/01/05
    7,374,894          7,464,646          12,260,126          09/01/05
      619,979            633,604           2,653,184          02/01/21
      400,000            398,422             398,697          10/01/02
      591,662            928,445           1,331,275          09/25/02
    3,053,846          3,110,677           4,514,732          12/31/11
      676,641          1,162,202           4,902,319          07/01/00
  -----------        -----------        ------------
  $56,420,976        $81,368,392        $174,671,639

    Loan          Type of
   Number         Property        Location
------------  ---------------  --------------

     Balance Forward
     038(9)   Office/Retail    Pennsylvania
     039      Hotel            Georgia
     040      Retail           Virginia
     041      Multifamily      Connecticut
     042      Multifamily      Pennsylvania
     043      Multifamily      Pennsylvania


                                                           Loan            Outstanding         Appraised Value
    Loan                                                 Acquired             Loan               of Property
   Number               Seller/Originator             (Fiscal Year)       Receivable(1)        Securing Loan(2)
------------  -------------------------------------  ---------------  --------------------  ---------------------
                                                                         $ 231,646,554         $  167,502,000
     038(9)   Resource Asset Investment Trust(30)         1997               8,351,314             10,600,000
     039      Resource America, Inc.(29)                  1998                 342,691(31)          4,100,000
     040      Lehman Brothers Holdings                    1998              45,005,722             47,000,000
     041      J.E. Roberts Companies                      1998              26,695,085             18,500,000(32)
     042      Fannie Mae(33)                              1998               4,290,337              5,000,000(32)
     043      Downingtown National Bank/D, Ltd.           1998               1,957,557(34)          2,275,000
                                                                         ----------------      -----------------
              Balance as of December 31, 1997                            $ 318,289,260         $  254,977,000
                                                                         ================      =================

------------
(1) Consists of the stated or face value of the obligation plus accrued interest and the amount of the senior lien interest at December 31, 1997.

(2) The Company generally obtains appraisals on each of its properties at least once every three years. Accordingly, appraisal dates range from 1994 to 1997.

(3) Consists of the original cost of the investment to the Company (including acquisition costs and the amount of any senior lien interest to which the property remained subject) plus subsequent advances, but excludes the proceeds to the Company from the sale of senior lien interests or borrower refinancings.

(4) Represents the unrecovered costs of the Company's calculated investment, calculated as the cash investment made in acquiring the loan plus subsequent advances less cash received from sale of a senior lien interest in or borrower refinancing of the loan. Negative amounts represent the receipt by the Company of proceeds from the sale of senior lien interests or borrower refinancings in excess of the Company's investment.

(5) Represents the cost of the investment carried on the books of the Company after accretion of discount and allocation of gains from the sale of a senior lien interest in, or borrower refinancing of the loan but excludes an allowance for possible losses of $452,000. For a discussion of accretion on discount and allocation of gains, see "Commercial Mortgage Loan Acquisition and Resolution: Accounting for Discounted Loans."

(6) Consists of the amount set forth in the column "Outstanding Loan Receivable" less senior lien interests at December 31, 1997 (excluding one senior lien interest of $2,334,719 which is included in the cost of investment carried on the books of the Company relating to loan 17).

(7)  With respect to loans 6, 7, 8, 14, 25, 27, 30, 31, 32, 34, 35, 38 and 39, the date given is for the maturity of the Company's interest in the loan. For loan 43, the date given is the expiration date of the Forbearance Agreement with respect to the loan in the original principal amount of $404,026 (see note (34) below). For the remaining loans, the date given is the expiration date of the related Forbearance Agreement.

(8) Represents the amount of the senior lien in place on date of acquisition, except that, with respect to loan 40, it represents the amount of a senior lien interest sold contemporaneously with the Company's investment.

(9) Loans 2, 4, 6, 8, 9, 10, 12, 19, 23, and one of the four loans (in the amount of $900,000) comprising loan 38 were sold to RAIT on January 23, 1998 (see note (30) below). In addition, senior lien interests in loans 27 and 38 were sold to RAIT on January 23, 1998. See "Business -- Real Estate Finance -- Sponsorship of Real Estate Investment Trust."

(10) Successor by merger to the Seller.

(11) In December 1997, senior lien interests in loans 2, 4 and 10 were transferred to loan 37.

(12) Seller was a wholly-owned subsidiary of this institution.

(13) Senior lien interest sold subject to the right of the holder (Citation Insurance Company, a subsidiary of Physicians Insurance Company of Ohio), upon default, to require the Company to substitute a performing loan.

                                         Proceeds from
                    Ratio of Cost       Refinancing or
    Cost of       of Investment to      Sale of Senior
 Investment(3)     Appraised Value      Lien Interests
---------------  ------------------  --------------------
 $112,575,331                           $ 56,154,355
    8,580,000            81%                       0
      338,633             8%                       0
   43,154,886            92%              35,250,000(8)
   14,546,344            79%                       0
    4,234,556            85%                       0
    1,518,188            67%               1,000,000(35)
 ------------                           ------------
 $184,947,938                           $ 92,404,355
 ============                           ============



                                        Company's Net     Maturity of Loan/
                                         Interest In        Expiration of
      Net            Book Value       Outstanding Loan       Forbearance
 Investment(4)    of Investment(5)     Receivables(6)       Agreement(7)
---------------  ------------------  ------------------  ------------------
  $56,420,976       $ 81,368,392        $174,671,639
    8,580,000          8,351,314           8,351,314          12/31/02
      338,633            201,155             342,691          11/30/02
    7,904,886          8,081,017           9,806,748          12/01/02
   14,546,344         14,426,655          26,695,085          06/30/03
    4,234,556          4,262,517           4,290,337          12/31/02
      518,188            803,012             957,557          12/17/02
  -----------       ------------        ------------
  $92,543,583       $117,494,062        $225,115,371
  ===========       ============        ============


------------
(14) Seller was a partnership of these entities.

(15) Original lending institutions. In March 1997, as a result of agreements among the borrower, the Company and a third party, Concord Investment, L.P. ("Concord"), the borrower's partnership interests were transferred to the Company which resold them to Concord for a mortgage note (which wrapped around certain senior indebtedness) and cash.

(16) The loan acquired consists of a series of notes becoming due yearly through December 31, 2016. The notes are being paid in accordance with their terms and, accordingly, a Forbearance Agreement was not required.

(17) Senior lien interest sold to Peoples Thrift Savings Bank.

(18) Original senior lien interest repaid by the Company in December 1997.

(19) Amounts advanced by the Company were used in part to directly repay the loan of Emigrant Savings Bank; the balance was applied to purchase a note held by Messrs. Samuels and Furman.

(20) Senior lien interest sold to People's Thrift Savings Bank in 17 individual condominium units in a single building.

(21) The loan acquired consists of 31 separate mortgage loans on 49 individual condominium units in a single building. Nine of such loans are due July 1, 2016, eighteen are due January 1, 2015, one is due October 1, 2007, one is due March 1, 2001 and two are due October 9, 2001.

(22) Two senior lien interests were sold to Commerce Bank, N.A. ("Commerce"), Philadelphia, Pennsylvania. The Company has the obligation to repurchase these senior lien interests, at Commerce's option, on or after June 27, 2002 (loan 22) and September 29, 2002 (loan 27), if the senior lien interest is not repaid in accordance with its terms by the borrower.

(23) Junior lien interest sold to Crafts House Apartments Partners, L.P., a limited partnership in which officers and directors of the Company beneficially own a 21.3% interest.

(24) Includes a note for $14,948 which is payable to the Company on demand.

(25) Senior lien interest sold to Crusader Bank. The senior lien interest was paid off in connection with the acquisition of this loan by RAIT.

(26) Senior lien interest sold to CRC-Axewood Partners, L.P., a limited partnership in which officers and directors of the Company beneficially own an 18.3% interest.

(27) Original lending institutions. In connection with the transactions referred to in Note (14), Concord acquired other condominium units in the same building. These units secured a loan in the original principal amount of $910,000 held by the Company. As part of that acquisition, the Company made an additional mortgage loan to Concord of $797,675.

(28) From 1993 to October 1997, an officer of the Company served as the General Partner.

(29) Loan originated by the Company.

(30) Consists of three related loans to one borrower secured by two properties. A fourth related loan, in the amount of $100,000, was repaid in the first quarter of fiscal 1998. The loans were originated by RAIT and funded by the Company pending closing of RAIT's public offering. Upon completion of that offering in the second quarter of fiscal 1998, the Company sold one of the loans (in the principal amount of $900,000) and $4.9 million of senior lien interests in the two remaining loans to RAIT, at cost. See note (9) above.

(31) Construction loan with a maximum borrowing of $3,625,000.

(32) Company's estimate of the value of the property, pending completion of appraisal.

(33) Original lending institution.

(34) Consists of two related loans to one borrower secured by a single property in the original principal amounts of $1,600,000, due in October 2006, and $404,026 which is subject to a Forbearance Agreement expiring in December 2002.

(35) Senior lien interest sold to Washsquare Properties Partners, L.P., a limited partnership in which officers and directors of the Company beneficially own a 17.8% limited partnership interest.

     The following table sets forth certain information with respect to monthly cash flow from the properties underlying the Company's commercial mortgage loans, monthly debt service payable to senior lienholders and refinance lenders, monthly payments with respect to the Company's retained interest and the ratio of cash flow from the properties to debt service payable on senior lien interests. It should be noted that monthly cash flow for loans 39 through 43 is based upon estimates or historical information different than the average cash flow for the three months ended December 31, 1997 utilized for all other loans.




                                             Monthly             Monthly          Debt Service
                      Monthly Cash       Debt Service on        Payment to       Coverage Ratio
Loan                   Flow from           Senior Lien        the Company's      on Senior Lien
Number               Property(1)(2)        Interests(3)          Interest          Interests
---------------   -------------------   -----------------   -----------------   ---------------

001                  $    41,717           $   26,425          $   15,292             1.58
002                        6,168                4,875               1,293             1.27
003                        6,874                6,058                 816             1.13
004                       10,949                7,280               3,669             1.50
005                       14,643                6,825               7,818             2.15
006                       28,504                8,021              20,483             3.55
007                       20,400               20,400                   0             1.00
008                       30,290               10,670              19,620             2.84
009                       26,012                7,359              18,653             3.53
010                        6,953                4,875               2,078             1.43
011                       11,179                5,566               5,613             2.01
012                       17,536               10,317               7,219             1.70
013                       20,011               15,833               4,178             1.26
014                       88,168               58,551              29,617             1.51
015 & 028(4)              27,492               26,113               1,379             1.05
016                       23,917               19,500               4,417             1.23
017                       10,690                9,190               1,500             1.16
018                       25,529(5)            15,998               9,531             1.60
019                       49,346               25,300              24,046             1.95
020                       39,742               19,527              20,215             2.04
021                       23,783               16,331               7,452             1.46
022                       26,767               24,365               2,402             1.10
023                        5,108                3,932               1,176             1.30
024                        6,435                    0               6,435             N/A
025                       48,838                    0              48,838             N/A
026                       37,357               10,800              26,557             3.46
027                      160,158               74,570              85,588(6)          2.15
029                       26,510                8,333(7)           18,177             3.18
030                       60,194                    0              60,194             N/A
031                       41,667                    0              41,667             N/A
032                      102,831                    0             102,831             N/A
033                       21,940               14,985               6,955             1.46
034                        5,112                    0               5,112             N/A
035                       27,954                8,333(7)           19,621             3.35
036                       23,950                    0              23,950             N/A
037                       25,000                    0              25,000             N/A
038                       69,013                    0              69,013(8)          N/A
                     -----------           ----------          ----------             ----
                     $ 1,218,737(9)        $  470,332(9)       $  748,405(9)          2.59
                     -----------           ----------          ----------             ----
039                  $     3,814(10)       $        0          $    3,814             N/A
040                      375,000(11)          249,497             125,503             1.50
041                      154,699(12)                0             154,699             N/A
042                       34,080(12)                0              34,080             N/A
043                       16,418(12)            8,333               8,085             1.97
                     -----------           ----------          ----------             ----
                     $   584,011           $  257,830          $  326,181             2.27
                     -----------           ----------          ----------             ----
Total (loans
1 through 43)        $ 1,802,748           $  728,162          $1,074,586             2.48
                     ===========           ==========          ==========             ====

------------
(1) "Cash Flow" as used in this table is that amount equal to the operating revenues from property operations less operating expenses, including real estate and other taxes pertaining to the property and its operations, and before depreciation, amortization and capital expenditures.

(2) Except as set forth in notes (4), (10), (11), and (12) monthly cash flow from each of the properties has been calculated as the average monthly amount during the three month period ended December 31, 1997.

(3) Monthly debt service consists of required payments of principal, interest and other regularly recurring charges payable to the holder of the refinanced loan or senior lien interest.

(4) Loans 15 and 28 represent different condominium units in the same property and are, accordingly combined for cash flow purposes.

(5) Includes one-twelfth of an annual payment of $110,000 received in December of each year.

(6) A senior lien interest of $4.9 million in loan 27 was sold to RAIT. (See note (9) to the previous table). As a result of this sale, the cash flow to the Company will decrease by $44,755 per month.

(7) Includes additional debt service of $2,083 per month attributable to a senior lien interest sold in December 1997.


(8) Loan 38 consisted of four related loans of which one was repaid in the first quarter of fiscal 1998. (See notes (9) and (30) to the previous table). One loan in the amount of $900,000 was sold to RAIT. In addition, RAIT acquired senior lien interests in two of the remaining loans in the amount of $4.9 million. As a result of these sales the cash flow to the Company will decrease by $48,180 per month.


(9) Excludes amounts attributable to loans 39 through 43, which are referred to in the table below.

(10) Monthly cash flow currently consists of interest only since loan 39 is a construction loan.

(11) Based upon average cash flow for the three months ended January 31, 1998.

(12) Estimate based on an historical analysis of the property's cash flow prior to the Company's purchase of the loan.

     All of the Company's portfolio loans are currently performing in accordance with their respective repayment terms under Forbearance Agreements or retained interest notes.


Commercial Mortgage Loan Acquisition and Resolution: Accounting for Discounted Loans


     The difference between the Company's cost basis in a loan and the sum of projected cash flows from, and the appraised value of, the underlying property (up to the amount of the loan) is accreted into interest income over the estimated life of the loan using a method which approximates the level yield method. The projected cash flows from the property are reviewed on a quarterly basis and changes to the projected amounts reduce or increase the amounts accreted into interest income over the remaining life of the loan on a method approximating the level yield method.


     The Company records the investments in its commercial mortgage loan portfolio at cost, which is significantly discounted from the face value of, and accrued interest and penalties on, the notes. This discount to face value and accrued interest and penalties (as adjusted to give effect to refinancings and sales of senior lien interests) totaled $110.4 million, $86.3 million, $40.0 million and $16.1 million at December 31, 1997, and September 30, 1997, 1996 and 1995, respectively. The cost basis in the various loans is periodically reviewed to determine that it is not greater than the sum of the projected cash flows and the appraised value of the underlying properties. If the cost basis were found to be greater, the Company would provide, through a charge to operations, an appropriate allowance. For the quarter ended December 31, 1997, the Company recorded a provision for possible losses of $52,000. For the year ended September 30, 1997, the Company recorded a provision for possible losses of $400,000 to reflect the increase in size of its commercial mortgage loan portfolio. As of December 31, 1997, the allowance for possible loan losses totalled $452,000. For the years ended September 30, 1996 and 1995, no such provision was required.


     Gains on the sale of a senior lien interest in a loan (or gains, if any, from the refinancing of a loan) are allocated between the portion of the loan sold or refinanced and the portion retained based upon the fair value of those respective portions on the date of such sale or refinancing. Any gain recognized on a sale of a senior lien interest or a refinancing is brought into income on the date of such sale or refinancing.

Residential Mortgage Loans


     The Company's residential mortgage lending business provides first and second mortgage loans on one-to-four family residences to borrowers who typically do not conform to guidelines established by Fannie Mae because of past credit impairment or other reasons. Through its subsidiaries, FMF and Tri-Star (which was acquired in November 1997 and which, following regulatory approvals regarding transfer of mortgage lending licenses, the Company anticipates merging into FMF), the Company is licensed as a residential mortgage lender in 23 states and is currently originating loans in 11 states (Connecticut, Delaware, Indiana, Kentucky, Maryland, Mississippi, New Jersey, North Carolina, Ohio, Pennsylvania and Virginia). The Company began its residential mortgage lending business during fiscal 1997 and commenced originating loans in the first quarter of fiscal 1998.


     The Company's operational strategy is to concentrate on mid-size residential mortgage loans with a targeted average loan of approximately $50,000. Currently, the average loan size is approximately $44,000. Depending upon the credit qualification of a borrower, the Company may originate loans for its portfolio with a loan-to-value ratio of up to 60% (for the least qualified borrowers) to 90% (for the most qualified borrowers). The Company also originates "125 Loans," that is, loans with a cumulative loan-to-value ratio of up to 125%. FMF originates 125 Loans that have been approved for acquisition by third-party purchasers prior to funding. Tri-Star acts as a delegated underwriter of 125 Loans for one investor, originating loans which comply with such investor's underwriting criteria. During the quarter ended December 31, 1997, the Company originated $11.8 million in residential mortgage loans, of which $3.5 million were 125 Loans. Approximately 12% of the Company's residential mortgage loans for the quarter ended December 31, 1997 conform to Fannie Mae guidelines although the Company does not seek to originate these loans and does not expect to establish goals with respect to the aggregate percentage of conforming loans in its portfolio.


     The Company typically originates residential mortgage loans directly with consumers rather than acquiring such loans in bulk from other originators. The Company primarily originates its loans through retail/consumer direct channels (principally direct mail) under the trade name USDirect Mortgage. Potential customers are identified using statistical models predicting consumer need and capacity for a mortgage loan. The Company also anticipates entering into "private label" arrangements with financial institutions and other entities to originate loans by providing loan underwriting, processing and other services to these institutions, under their names, for their non-conforming borrowers.

     The Company reduces the time and costs related to underwriting, processing and funding residential mortgage loans, and attempts to increase the consistency of its loan underwriting, through an automated underwriting and processing system which incorporates a proprietary credit evaluation system developed from industry data and parameters established by FMF's management. The Company (through FMF) has arranged two warehouse lines of credit, with an aggregate credit amount of $35 million, to fund its lending operations. See "Business -- Sources of Funds."


     The Company is approved as a loan seller to 16 investors. The Company's policy is to sell its loans for cash. During the first quarter of fiscal 1998, however, the Company engaged in a sale of a pool of loans for a note. See "Risk Factors -- Real Estate Finance Considerations -- Note Received in Sale of Certain Residential Loans." The Company's policy is generally to sell loans on a servicing-released basis, however, with respect to the sale of $6.9 million of originated and acquired loans, the sale was on a servicing-retained basis. The Company has subcontracted the servicing of these loans to Jefferson Bank. See "Risk Factors -- Real Estate Finance Considerations -- Note Received in Sale of Certain Residential Loans" and "Management -- Certain Relationships and Related Party Transactions -- Jefferson Bank." As FMF and Tri-Star develop their operations and increase staffing, they may retain servicing for their own account and may retain certain loans for their portfolios.


Sponsorship of Real Estate Investment Trust


     The Company is the sponsor of RAIT, a publicly-held real estate investment trust whose common shares of beneficial interest are listed on the American Stock Exchange. RAIT's primary business is to acquire or originate commercial mortgage loans in situations that, generally, do not conform to the underwriting standards of institutional lenders or sources that provide financing through securitization. Although RAIT may acquire commercial mortgage loans at a discount, it seeks to acquire such loans where the workout process has been initiated and where, unlike the commercial mortgage loans acquired by the Company, there is no need for RAIT's active intervention. RAIT commenced operations on January 14, 1998.


     As sponsor of RAIT, the Company acquired 15% of RAIT's common shares of beneficial interest upon completion of the offering of such shares, at a cost of approximately $7.0 million. So long as the Company owns 5% or more of RAIT's common shares, the Company will have the right to nominate one person to RAIT's board of trustees (the "Board of Trustees"). The Company sold 10 of its mortgage loans and senior lien interests in two other loans (representing a net investment by the Company at December 31, 1997 of $17.1 million, including $2.1 million of senior lien interests acquired by the Company in connection with the sale) to RAIT, as part of RAIT's initial investments, for $20.2 million. The Company may sell further loans to RAIT, to a maximum of 30% of RAIT's investments (on a cost basis), excluding the initial investments. Betsy Z. Cohen, spouse of the Company's Chairman and Chief Executive Officer, Edward E. Cohen, and mother of Daniel G. Cohen, the Chairman and Chief Executive Officer of FMF and an Executive Vice President and director of the Company, is the Chairman and Chief Executive Officer of RAIT. Jonathan Z. Cohen, the son of Mr. and Mrs. Cohen and the Secretary and a director of Resource Energy, Inc., a wholly-owned subsidiary of the Company through which its energy operations are conducted ("Resource Energy"), is the Company's nominee to the Board of Trustees.


     To limit conflicts between RAIT and the Company, it has been agreed that, for two years following the completion of the RAIT offering, (i) the Company will not sponsor another real estate investment trust with investment objectives and policies which are the same as, or substantially similar to, those of RAIT; (ii) if the Company originates a proposal to provide wraparound or other junior lien or subordinated financing (as opposed to acquiring existing financing) with respect to multifamily, office or other commercial properties to a borrower (other than to a borrower with an existing loan from the Company), the Company must first offer the opportunity to RAIT; and (iii) if the Company desires to sell any loan it has acquired that conforms to RAIT's investment objectives and policies with respect to acquired loans, it must first offer to sell it to RAIT. The Company anticipates that complying with these restrictions will not materially affect the Company's operations for the foreseeable future. The Company has also agreed that if, after the expiration of the two year period, the Company sponsors a real estate investment trust with investment objectives similar to those of RAIT, the Company's representative on the Board of Trustees (should the Company have a representative on the Board at that time) will recuse himself or herself from considering or voting upon matters relating to financings which may be deemed to be within the lending guidelines of both RAIT and the real estate investment trust then being sponsored by the Company.


Equipment Leasing



General


     The Company's equipment leasing business commenced in September 1995 with the acquisition of an equipment leasing subsidiary of a regional insurance company. Through this acquisition, the Company assumed the management of five publicly-held equipment leasing partnerships involving $49.8 million (original equipment cost) in leased assets at December 31, 1997. More importantly, through this acquisition the Company acquired an infrastructure of operating systems, computer hardware and proprietary software (generally referred to as a "platform"), as well as personnel, which the Company utilized in fiscal 1996 as a basis for the development of an equipment leasing business for its own account. As part of its development of this business, in early 1996 the Company hired a team of four experienced leasing executives, including the former chief executive officer of the U.S. leasing subsidiary of Tokai Bank, a major Japanese banking institution.

     The Company conducts its leasing operations through three corporate divisions: Fidelity Leasing, Inc. ("FLI"), which conducts the Company's small ticket leasing operations; F.L. Partnership Management, Inc. ("FLPM"), which manages five public leasing partnerships; and FL Financial Services, Inc. ("FLFS"), which provides lease finance placement and advisory services. The Company's primary focus in its equipment leasing operations is on the development of FLI, which commenced small ticket leasing operations in August 1996. FLPM's operations will be reduced over the next several years as partnership assets are sold and cash is distributed back to the investors. FLPM does not anticipate forming new limited partnerships in the future. FLFS will continue to operate its lease finance placement and advisory business which, while profitable, is not expected to constitute a material source of revenues for the Company.


Strategy

     Focus on Small Ticket Leasing. The Company focuses on leasing equipment costing between $5,000 and $100,000 ("small ticket" leasing). By so doing, the Company takes advantage not only of the background and expertise of its leasing management team, but also of the servicing platform the Company has acquired and developed, which has the capacity to monitor the large amounts of equipment and related assets involved in a small ticket leasing operation. In addition, small ticket items represent a substantial portion of the equipment sought by small businesses thereby affording the Company a niche market with significant growth potential (see "Business -- Equipment Leasing -- Strategy -- Focus on Leasing to Small Businesses"). Moreover, the small size of a typical transaction relative to the Company's total lease portfolio reduces the Company's credit risk exposure from any particular transaction.


     Focus on Vendor Programs. The significant majority of equipment leased to end-user customers by the Company will be purchased from manufacturers or regional distributors with whom the Company is establishing vendor programs. In so doing, the Company utilizes the manufacturer's or distributor's sales organization to gain access to the manufacturer's end-user base without incurring the costs of establishing independent customer relationships. The Company is actively pursuing the establishment of multiple vendor programs in an effort to reduce its reliance on any one vendor and, thus, to reduce the risk of tying the success of the Company's leasing operations to the continuation of a relationship with one (or a small group) of vendors. The Company has currently established programs with ten manufacturers or distributors. Two of such manufacturers (Minolta Corporation and Lucent Technologies) accounted for 21% and 8%, respectively, of the equipment (by cost) leased by the Company from the beginning of operations through December 31, 1997 (18% and 8%, respectively, for the quarter ended December 31, 1997).

     Focus on Leasing to Small Businesses. The Company focuses its marketing programs and resources on lease programs for small business end-users (generally those with 500 or fewer employees). The Company has acquired and developed credit evaluation and scoring systems (based upon credit evaluation services provided by Dun & Bradstreet) which it believes significantly increases its ability to evaluate the credit risk in dealing with small business end-users (see "Business -- Equipment Leasing -- Small Ticket Leasing"). The Company also believes that small business end-users, while sensitive to the size of a monthly lease payment, are less sensitive than large end-users to the interest rate structure of a lease, allowing the Company to increase its yield by lengthening lease terms to lower monthly rent. The Company currently offers lease terms from one to five years to meet the needs of its end-users and will consider other lease terms in appropriate circumstances.

     Focus on Full-Payout Leases. The Company seeks to reduce the financial risk associated with the lease transactions it originates through the use of full-payout leases. A "full-payout lease" is a lease under which the non-cancelable rental payments due during the initial lease term are at least sufficient to recover the purchase price of the equipment under the lease, related acquisition fees and, typically, a minimum return on the Company's invested capital. To the extent possible, the Company seeks to substantially increase this return through amounts received upon remarketing the equipment or through continued leasing of the equipment after expiration of the initial lease term.

     Focus on Providing Service. The Company provides service and support to its small business customers and vendors by seeking to minimize the time required to respond to customer applications for lease financing and by providing sales training programs to its vendors and their sales staff (which it customizes to their particular needs) regarding the use of lease financing for marketing purposes to increase a vendor's equipment sales and market share. The Company has acquired and developed proprietary management systems to assist it in providing lease quotes and application decisions to its customers, generally within 4 hours after receipt of a request.

     Focus on Lease Sales. The Company sells virtually all of its leases. In fiscal 1997, the Company effected four sales in which it sold discrete pools of leases and the equipment underlying the leases (including the residual interest) to Intermediate Purchasers which then sold interests in the leases to an institutional buyer.

In the first quarter of fiscal 1998, the Company entered into an arrangement with an Intermediate Purchaser and a group of institutional buyers to periodically sell leases originated by the Company, to a maximum of $50.0 million of leases. The Company has sold $14.4 million of leases under this arrangement. See "Business -- Sources of Funds -- Forward Sale Commitment." To date, the Company has retained the servicing rights on the leases it sells. The Company anticipates that in the future it will enter into sale arrangements similar to that concluded in the first quarter of fiscal 1998; however, the Company may retain the residual interest in the equipment in the future. Selling the leases allows the Company to recover a significant amount of its investment in the leased equipment, freeing capital for further leasing activity. See "Risk Factors -- Equipment Leasing Considerations -- Sale of Leases."



Small Ticket Leasing



     The Company offers full-payout leases with options, exercisable by the lessee at the end of the lease term, either to purchase the equipment at fair market value, to purchase the equipment for a fixed price negotiated at the time the lease is signed, or to continue as a lessee on a month-to-month basis. The Company's leases have a provision which requires the lessee to make all lease payments under all circumstances. The leases are also net leases, requiring the lessee to pay (in addition to rent) any other expenses associated with the use of equipment, such as maintenance, casualty and liability insurance, sales or use taxes and personal property taxes. The Company offers lease terms from one to five years and will consider other lease terms in appropriate circumstances.


     The equipment that the Company presently purchases for lease includes document processing and storage equipment, telecommunications systems, computer equipment, small manufacturing machines and office furniture. The table below sets forth the distribution of equipment purchased by the Company, by principal product type and percentage of dollar volume of equipment purchased, during the quarters ended December 31, 1997 and 1996 and fiscal years 1997 and 1996.


                       Equipment Volume by Product Type
                  (% by dollar volume of equipment purchased)



                                               Quarter Ended      Year Ended September
                                               December 31,               30,
                                            -------------------   -------------------
                                              1997       1996       1997       1996
                                            --------   --------   --------   --------
Document processing and storage .........       48%        68%        49%        73%
Telecommunications ......................       38%        19%        37%        21%
Computer systems ........................       10%        10%         8%         6%
Other ...................................        4%         3%         6%        --
                                                --         --         --         --
                                               100%       100%       100%       100%
                                               ===        ===        ===        ===

     The Company has developed a credit evaluation system, known as the "Small Business Credit Scoring System," which is intended to respond to the inability of small businesses to supply standardized financial information for credit analysis (for example, audited financial statements). The system operates by assigning point amounts, or "scores," to various factors (such as business longevity, type of business, payment history, bank account balances and credit ratings) deemed relevant by the Company in determining whether an end-user is a creditworthy lessee. The scoring system declines approval of end-users with low scores, approves end-users with high scores and refers mid-range scores to credit analysts for further consideration and decision. Information is obtained from the end-user, from reports by standard credit reporting firms and from reports provided by consumer credit bureaus. The credit scoring system is also based upon industry data and the past experience of the Company and will be reviewed and modified as required in response to actual portfolio performance. Financial statements may be required for larger transactions (in the $30,000 to $100,000 range) as a complement to the scoring system.


     The Company oversees its leasing program through lease administration and management systems which control invoicing, collection, sales and property taxes and financial and other reporting to management (including reports regarding regular payments, payment shortages, advance payments, security deposits, insurance payments and late or finance charges). The Company has supplemented the system with an internal audit department (which evaluates the safeguarding of assets, reliability of financial information and compliance with the Company's credit policies) and a collection department.



     The Company is marketing its leasing services primarily through the establishment of vendor programs. See "Business -- Equipment Leasing -- Strategy -- Focus on Vendor Programs." The Company has currently entered into vendor program relationships with eight vendors: Minolta Corporation (copiers), Celsis Incorporated (microbial testing systems), American Marbacom Communications (Teleco) (telephone systems), CSi (test equipment), Telrad Communications (telephone systems), ATI Communications (telephone systems), the National Association of College Stores (affinity program) and Millipore Corp. (test equipment). In addition, Lucent Technologies (telecommunications equipment) and Softmart (computer software) have designated the Company as an authorized lessor for their dealer distribution channels. Under a typical vendor program, the Company will work with the vendor and the lessee to structure the lease, finance the lease, purchase the related equipment and administer the lease, including providing all billing and collection services (except for private-label leasing, referred to below). At the end of the initial lease term, the Company and the vendor will typically coordinate the re-marketing of the equipment. The Company seeks to establish vendor relationships by (i) obtaining manufacturers' endorsements of the Company's finance programs, (ii) offering inventory financing credit lines to a manufacturer's vendors, (iii) developing customized sales training programs to offer to vendors and (iv) assisting the manufacturers and their vendors in establishing a sales package including the lease financing provided by the Company.



     The Company also competes by establishing private-label leasing programs with its vendors. Private-label leasing involves the lease by a vendor of its own equipment on a lease form bearing the vendor's name as lessor (but otherwise identical to the Company's lease form), the sale of the lease and equipment to the Company, and the provision of basic administrative services by the vendor (such as billing and collecting rent). The Company will provide assistance, particularized rental payment structures and other customized lease terms, remarketing, customized invoicing and management information reports. The Company also seeks to develop programs marketing directly to end-user groups, primarily through small business affinity groups or associations, participations in trade shows and conventions, and media advertising.


     Although there can be no assurance, it is anticipated that in the future the Company may retain the residual interest in leases sold by it and derive a significant portion of its leasing profits from residuals. Currently, repayment of notes received by the Company from Intermediate Purchasers of the Company's equipment leases depends, to a significant extent, on realization of residuals. See "Risk Factors -- Equipment Leasing Considerations -- Residuals" and "-- Sale of Leases," see also "Business -- Equipment Leasing -- Revenue Recognition and Lease Accounting." The Company anticipates that residuals will principally involve the original end-users; however, equipment not sold or re-leased to end-users will be disposed of in the secondary market. While residual realization is generally higher with original end-users than in the secondary market, the secondary market (essentially, networks of distributors and dealers in various equipment categories) is well developed in the product categories the Company currently pursues and transactions in these product categories have historically resulted in residual recoveries, on average, equal to the book value of the equipment. Equipment reacquired by the Company prior to lease termination (through lease default or otherwise) will be sold in the secondary market.



Revenue Recognition and Lease Accounting



     General. The manner in which lease finance transactions are characterized and reported for accounting purposes has a major impact upon the Company's reported revenue, net earnings and the resulting financial measures. Lease accounting methods significant to the Company's leasing operations are discussed below.


     Direct Financing Leases. The Company classifies its lease transactions, as required by the Statement of Financial Accounting Standards No. 13, Accounting for Leases ("FASB No. 13") as direct financing leases (as distinguished from sales-type or operating leases). Direct financing leases transfer substantially all benefits and risks of equipment ownership to the customer. A lease is a direct financing lease if the creditworthiness of the customer and the collectibility of lease payments are reasonably certain and it meets one of the following criteria: (i) the lease transfers ownership of the equipment to the customer by the end of the lease term; (ii) the lease contains a bargain purchase option; (iii) the lease term at inception is at least 75% of the estimated economic life of the leased equipment; or (iv) the present value of the minimum lease payments is at least 90% of the fair market value of the leased equipment at inception of the lease. The Company's net investment in direct financing leases consists of the sum of the total future minimum lease payments receivable and the estimated unguaranteed residual value of leased equipment, less unearned income. Unearned lease income, which is recognized as revenue over the term of the lease by the effective interest method, represents the excess of the total future minimum lease payments plus the estimated unguaranteed residual value expected to be realized at the end of the lease term over the cost of the related equipment. Initial direct costs incurred in consummating a lease are capitalized as part of the investment in direct finance leases and amortized over the lease term as a reduction in the yield.

     Residual Values. Unguaranteed residual value represents the estimated amount to be received at lease termination from lease extensions or disposition of the leased equipment financed under direct financing leases. The estimates are based upon available industry data and senior management's prior experience with respect to comparable equipment. The residual values are recorded as investment in direct financing leases, on a net present value basis. The estimated residual values will vary, both in amount and as a percentage of the original equipment cost depending upon several factors including the equipment type, market conditions and the term of the lease. Amounts to be realized at lease termination depend on the fair market value of the related equipment and may vary from the recorded estimate. Residual values are reviewed periodically to determine if the equipment's fair market value is below its recorded value. Any required changes are recorded in accordance with FASB No. 13. In accordance with generally accepted accounting principles, residual values can only be adjusted downward.

     Sales of Leases. The Company sells a large percentage of the leases it originates (including residual values) through indirect securitization transactions and other structured finance techniques. In a securitization transaction, the Company sells and transfers a pool of leases to a bankruptcy remote Intermediate Purchaser unaffiliated with the Company. Typically, the Intermediate Purchaser will have no material assets apart from the leases sold to it. The Intermediate Purchaser in turn simultaneously sells and transfers its interest in the leases (excluding the residual value) to a financial institution in return for cash equal to a percentage of the aggregate present value of the finance lease receivables being sold. The consideration paid to the Company for the lease receivables and the residuals sold to the Intermediate Purchaser consists of the cash advanced by the financial institution and an interest bearing note from the Intermediate Purchaser.

     Gains on the sale of leasing portfolios are recorded at the date of sale in the amount by which the sales price exceeds the book value of the underlying leases. Subsequent to a sale, the Company has no remaining interest in the pool of leases or equipment except (i) a security interest is retained in the pool when a note is received as part of the sale proceeds and (ii) under certain circumstances, the Company is obligated to replace non-performing leases in the pool. See "Risk Factors -- Equipment Leasing Considerations -- Sale of Leases" and "-- Potential Replacement of Leases" and "-- Residuals."


     The Company maintains an allowance for possible losses in connection with payments due under lease contracts held in the Company's portfolio and its retained interest in leases securitized or sold. The allowance is determined by management's estimate of future uncollectible lease contracts based on the Company's historical loss experience, an analysis of delinquencies, economic conditions and trends and management's expectations of future trends, industry statistics and lease portfolio (including leases under the Company's management) characteristics and assumptions of future losses. The Company's policy is to charge off to the allowance those lease contracts which are delinquent for which management has determined in the probability of collection to be remote. Recoveries on leases previously charged off are restored to the allowance. For the quarter ended December 31, 1997, the Company recorded a provision for possible losses of $250,000 to reflect the increase in the number of its lease originations. For the year ended September 30, 1997, it recorded a provision for possible losses of $253,000. At December 31, 1997 the allowance for possible lease losses was $492,000 or approximately 1% of lease receivables under management.


     To the extent that the Company determines to retain residuals for its own account, the Company's gain on sale from any pool of leases so sold may be materially reduced, although the Company's revenues in subsequent years from realization of residuals may be increased. For a discussion of certain risks relating to realization of residuals, see "Risk Factors -- Equipment Leasing Considerations -- Residuals."

     During the fiscal year ended September 30, 1997, the Company sold leases on a servicing retained basis, with a book value of approximately $30.2 million to Intermediate Purchasers in return for cash of $20.6 million and notes with a total face value of $13.3 million resulting in a gain of $3.7 million. During that fiscal year, $8.5 million of principal payments were made on these notes. In the first quarter of fiscal 1998 the Company sold leases with a book value of approximately $14.4 million to an Intermediate Purchaser in return for cash of $12.3 million and a note with a face value of $3.9 million.

     The Company accounts for the sale and servicing of lease equipment in accordance with SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." See Note 2, Notes to Consolidated Financial Statements. In calculating the gains on sale to Intermediate Purchasers noted above, the Company assumed that the cash flows on the underlying leases sold were discounted at rates ranging from 7.78% to 9.0% per annum. See "Risk Factors -- Equipment Leasing Considerations -- Sale of Leases" and "-- Potential Replacement of Leases."

Partnership Management


     The Company acts as the general partner and manager of five public limited partnerships formed between 1986 and 1990 with total assets at December 31, 1997 of $36.1 million, including $18.5 million (book value) of equipment with an original cost of $49.8 million. The partnerships primarily lease computers and related peripheral equipment to investment grade, middle market, and capital intensive companies. The principal stated objective of each of the limited partnerships is to generate leasing revenues for distribution to the investors in the partnerships.

     For its services as general partner, the Company receives management fees, an interest in partnership cash distributions and a reimbursement of specified expenses related to administration of the partnerships (including costs of non-executive personnel, legal, accounting and third-party contractor fees and costs, and costs of equipment used in a partnership's behalf). Management fees range from 3% to 6% of gross rents except that, if leases are full payout leases, management fees range from 1% to 3% of gross rents. In four of the partnerships, management fees are subordinated to the receipt by limited partners of a cumulative annual cash distribution of 11% (two partnerships) or 12% (two partnerships) of the limited partners' aggregate investment. The Company's interest, as general partner, in cash distributions from the partnerships is 3.5% (one partnership) and 1% (four partnerships).



Lease Finance Placement and Advisory Business


     The Company also operates a lease finance placement and advisory business which focuses on two related types of leasing transactions: the origination of leases by others and the identification of third-party lease funding sources. Lease transactions generated by the division are typically full payout leases. The Company generally receives between 1% and 4% of the equipment cost at the time the transaction is closed for its services in arranging a transaction. In some of the transactions it generates, the Company also enters into a remarketing agreement that entitles it to fees upon residual sale. Lease finance placement and advisory services generated revenues of $252,000 and $300,000 during the quarters ended December 31, 1997 and 1996, respectively, and $657,000 and $650,000 during fiscal years 1997 and 1996, respectively.


Energy Operations



General


     The Company produces natural gas and, to a lesser extent, oil from locations principally in Ohio, Pennsylvania and New York. At December 31, 1997, the Company had (either directly or through partnerships and joint ventures managed by it) interests in 1,264 wells (including royalty or overriding interests with respect to 182 wells), of which the Company operates 908 wells, 590 miles of natural gas pipelines and 91,000 acres (net) of mineral rights. Natural gas produced from wells operated by the Company is collected in gas gathering pipeline systems owned by partnerships managed by the Company (and in which the Company also has an interest) and by systems directly owned by the Company, and is sold to a number of customers, such as gas brokers and local utilities, under a variety of contractual arrangements. Oil produced from wells operated by the Company is sold at the well site to regional oil refining companies at the prevailing spot price for

Appalachian crude oil. From time to time, the Company receives indications of interest in the acquisition of its energy operations, and continually pursues the increase of its reserve base through selective acquisition of producing properties and other assets. Within the past nine months, the Company has acquired the assets of two small energy companies. For further information, see
Note 11 to Consolidated Financial Statements.


Well Operations


     The following table sets forth information as of December 31, 1997 regarding productive oil and gas wells in which the Company has a working interest:



                      Number of Productive
                             Wells
                      --------------------
                       Gross(1)     Net(1)
                      ----------   -------
Oil Wells .........        161        62
Gas Wells .........        921       612
                           ---       ---
                         1,082       674
                         =====       ===

------------
(1) Includes the Company's equity interest in wells owned by 64 partnerships and joint ventures. Does not include royalty or overriding interests with respect to 182 wells held by the Company.

     The following table sets forth net quantities of oil and natural gas produced, average sales prices, and average production (lifting) costs per equivalent unit of production, for the periods indicated, including the Company's equity interests in the production of 64 partnerships and joint ventures, for the periods indicated.




                                                                              Average
                                                                              Lifting
                             Production             Average Sales Price       Cost per
                     --------------------------   -----------------------    Equivalent
 Fiscal Period(1)     Oil(bbls)      Gas(mcf)       per bbl      per mcf       mcf(2)
------------------   -----------   ------------   -----------   ---------   -----------
       1998             11,450        386,171       $ 17.52       $ 2.63      $ 1.14
       1997             35,811      1,227,887       $ 19.68       $ 2.59      $ 1.13
       1996             33,862      1,165,477       $ 18.53       $ 2.34      $ 1.04
       1995             36,420      1,198,245       $ 16.74       $ 2.31      $ 1.06

------------
(1) All periods are fiscal years, except that 1998 is for the first fiscal quarter ended December 31, 1997.
(2) Oil production is converted to mcf equivalents at the rate of six mcf per barrel.

     Neither the Company nor the partnerships and joint ventures it manages are obligated to provide any fixed quantities of oil or gas in the future under existing contracts.

Exploration and Development

     The following table sets forth information with respect to the number of wells completed in Ohio and New York (the only areas in which Company drilling activities occurred) at any time during the first quarter of fiscal year 1998 and fiscal years 1997, 1996, and 1995, regardless of when drilling was initiated.



                          Exploratory Wells                       Development Wells
                  ---------------------------------   -----------------------------------------
                    Productive            Dry             Productive                Dry
     Fiscal       ---------------   ---------------   -------------------   -------------------
   Period(1)       Gross     Net     Gross     Net     Gross       Net       Gross       Net
---------------   -------   -----   -------   -----   -------   ---------   -------   ---------
      1998          --       --       --       --       --         --          --         --
      1997          1.0      .50      --       --       --         --          --         --
      1996          3.0      .52      1.0      .29      2.0        1.50        --         --
      1995          3.0      .36      2.0      .36      1.0         .87        2.0        1.75

------------
(1) All periods are fiscal years, except that 1998 is for the first fiscal quarter ended December 31, 1997.


     All drilling has been on acreage held by the Company. The Company does not own its own drilling equipment; rather, it acts as a general contractor for well operations and subcontracts drilling and certain other work to third parties.

Oil and Gas Reserve Information

     An evaluation of the Company's estimated proved developed oil and gas reserves as of September 30, 1997, was verified by E.E. Templeton & Associates, Inc., an independent petroleum engineering firm. Such study showed, subject to the qualifications and reservations therein set forth, reserves of 15.2 million mcf of gas and 358,000 barrels of oil. See Note 13 to the Consolidated Financial Statements.

     The following table sets forth information with respect to the Company's developed and undeveloped oil and gas acreage as of December 31, 1997. The information in this table includes the Company's equity interest in acreage owned by 64 partnerships and joint ventures.


                           Developed Acreage      Undeveloped Acreage
                         ---------------------   ---------------------
                           Gross        Net        Gross        Net
                         ---------   ---------   ---------   ---------
Arkansas .............      2,560        403          --          --
Kansas ...............        160         20          --          --
Louisiana ............      1,819        206          --          --
Mississippi ..........         40          3          --          --
New York .............     30,065     21,025      14,498      13,457
Ohio .................     61,224     36,652      18,489      17,450
Oklahoma .............      4,243        635          --          --
Pennsylvania .........      2,271      1,679          --          --
Texas ................      4,520        209          --          --
                           ------     ------      ------      ------
                          106,902     60,832      32,987      30,907
                          =======     ======      ======      ======


     The terms of the oil and gas leases held by the Company for its own account and by its managed partnerships vary, depending upon the location of the leased premises and the minimum remaining terms of undeveloped leases, from less than one year to five years. Rentals of approximately $27,600 in fiscal 1997 and $16,400 for the quarter ended December 31, 1997 were paid to maintain leases on such acreage in force.



     The Company believes that the partnership, joint venture and Company properties have satisfactory title. The developed oil and gas properties are subject to customary royalty interests generally contracted for in connection with the acquisition of the properties, burdens incident to operating agreements, current taxes and easements and restrictions (collectively, "Burdens"). Presently, the partnerships, joint ventures and the Company are current with respect to all such Burdens.


     At December 31, 1997, the Company had no individual interests in any oil and gas property that accounted for more than 10% of the Company's proved developed oil and gas reserves, including the Company's interest in reserves owned by 64 partnerships and joint ventures.


Pipeline Operation


     The Company operates, on behalf of three limited partnerships of which it is both a general and limited partner (in which it owns 20%, 46% and 25% interests), and for its own account, various gas gathering pipeline systems totaling approximately 590 miles in length. The pipeline systems are located in Ohio, New York and Pennsylvania.


Well Services


     The Company provides a variety of well services to wells of which it is the operator and to wells operated by independent third party operators. These services include well operations, petroleum engineering, well maintenance and well workover and are provided at rates in conformity with general industry standards.


Sources and Availability of Raw Materials


     The Company contracts for drilling rigs and purchases tubular goods necessary for the drilling and completion of wells from a substantial number of drillers and suppliers, none of which supplies a significant portion of the Company's annual needs. During fiscal 1997, and 1996, the Company faced no shortage of such goods and services. The duration of the current supply and demand situation cannot be predicted with any degree of certainty due to numerous factors affecting the oil and gas industry, including selling prices, demand for oil and gas, and governmental regulations.

Major Customers


     The Company's natural gas and oil is sold to various purchasers. In fiscal 1998 through January 31, 1998, gas and oil sales to three purchasers accounted for 36%, 14% and 11%, respectively, of the Company's total production revenues. For the years ended September 30, 1997 and 1996, gas sales to two purchasers accounted for 29% and 12%, and 29% and 13%, respectively, of the Company's total production revenues. Gas sales to one purchaser individually accounted for approximately 15% of total revenues from energy production for fiscal 1995.


Competition


     The oil and gas business is intensely competitive in all of its aspects. The oil and gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual customers. Domestic oil and gas sales are also subject to competition from foreign sources. Moreover, competition is intense for the acquisition of leases considered favorable for the development of oil and gas in commercial quantities. The Company's competitors include other independent oil and gas companies, individual proprietors and partnerships. Many of these entities possess greater financial resources than the Company. While it is impossible for the Company to accurately determine its comparative industry position with respect to its provision of products and services, the Company does not consider its oil and gas operations to be a significant factor in the industry.



Markets

     The availability of a ready market for oil and gas produced by the Company, and the price obtained therefor, will depend upon numerous factors beyond the Company's control including the extent of domestic production, import of foreign natural gas and/or oil, political instability in oil and gas producing countries and regions, market demands, the effect of federal regulation on the sale of natural gas and/or oil in interstate commerce, other governmental regulation of the production and transportation of natural gas and/or oil and the proximity, availability and capacity of pipelines and other required facilities. Currently, the supply of both crude oil and natural gas is more than sufficient to meet projected demand in the United States. These conditions have had, and may continue to have, a negative impact on the Company through depressed prices for its oil and gas reserves.

Governmental Regulation

     The exploration, production and sale of oil and natural gas are subject to numerous state and federal laws and regulations. Compliance with the laws and regulations affecting the oil and gas industry generally increases the Company's costs of doing business in, and the profitability of its energy operations. Inasmuch as such regulations are frequently changing, the Company is unable to predict the future cost or impact of complying with such regulations. The Company is not aware of any pending or threatened matter involving a claim that it has violated environmental regulations which would have a material effect on its operations or financial position.


Sources of Funds


     Historically, the Company has relied upon internally generated funds to finance its growth. During fiscal 1997, the Company augmented its internally generated funds by a $5.0 million credit facility (increased to $20.0 million in the first quarter of fiscal 1998) for its residential mortgage lending operations and a $5.0 million credit facility for oil and gas asset acquisitions and completed two capital markets transactions: a public offering of its Common Stock resulting in $19.5 million in net proceeds to the Company, and a private placement of $115.0 million of the Senior Notes due 2004 to a small group of institutional investors, resulting in $109.7 million of net proceeds to the Company. In addition, during fiscal 1997 the Company entered into an initial $20.0 million credit facility for its equipment leasing operations. In the first quarter of fiscal 1998, the Company entered into a $50.0 million forward sales commitment and an additional $15.0 million warehouse credit facility for its residential mortgage lending operations. See
Note 6 to Consolidated Financial Statements. See also "Business -- Recent Developments."

     Senior Notes. The Senior Notes are unsecured general obligations of the Company, payable interest only until maturity on August 1, 2004. The Senior Notes are not subject to mandatory redemption except upon a change in control of the Company, as defined in the indenture (the "Indenture") pursuant to which the Senior Notes were issued, when the Noteholders have the right to require the Company to redeem the Senior Notes at 101% of principal amount plus accrued interest. No sinking fund has been established for the Senior Notes. At the Company's option, the Senior Notes may be redeemed in whole or in part on or after August 1, 2002 at a price of 106% of principal amount (through July 31, 2003) and 103% of principal amount (through July 31, 2004), plus accrued interest to the date of redemption. The Indenture contains covenants that, among other things, (i) require the Company to maintain certain levels of net worth (generally, an amount equal to $50 million plus a cumulative 25% of the Company's consolidated net income) and liquid assets (generally, an amount equal to 100% of required interest payments for the next succeeding interest payment date); and (ii) limit the ability of the Company and its subsidiaries to (a) incur indebtedness (not including secured indebtedness used to acquire or refinance the acquisition of loans, equipment leases or other assets), (b) pay dividends or make other distributions in excess of 25% of aggregate consolidated net income (offset by 100% of any deficit) on a cumulative basis,
(c) engage in certain transactions with affiliates, (d) dispose of certain subsidiaries, (e) create liens and guarantees with respect to pari passu or junior indebtedness and (f) enter into any arrangement that would impose restrictions on the ability of subsidiaries to make dividend and other payments to the Company. The Indenture also restricts the Company's ability to merge, consolidate or sell all or substantially all of its assets and prohibits the Company from incurring additional indebtedness if the Company's "leverage ratio" exceeds 2.0 to 1.0. As defined by the Indenture, the leverage ratio is the ratio of all indebtedness (excluding debt used to acquire assets, obligations of the Company to repurchase loans or other financial assets sold by the Company, guarantees of either of the foregoing, non-recourse debt and certain securities issued by securitization entities, as defined in the Indenture), to the consolidated net worth of the Company. The Indenture also prohibits the Company from incurring pari passu or junior indebtedness with a maturity date prior to that of the Senior Notes.


     Lease Financing Credit Facility. FLI maintains a $20.0 million revolving credit facility with term loan availability with CoreStates Bank and First Union Bank for its equipment leasing operations. The facility has, in addition to customary covenants, the following principal terms: (i) revolving credit loans bear interest at adjusted LIBOR rate plus 175 basis points, while term loans bear interest at adjusted LIBOR plus 225 basis points; (ii) the loans are secured by a first lien on the equipment leases being financed (and on the underlying equipment), a guaranty by the Company and a pledge of the capital stock of FLI and Resource Leasing, Inc. (the direct parent of FLI and a wholly-owned subsidiary of the Company); (iii) revolving credit loans may be converted to term loans (with terms of 18, 24, or 36 months), provided that term loans must be in increments of $2.0 million and no more than five term loans may be outstanding at any time; (iv) adjustable rate term loans may, at the option of FLI, be converted into fixed rate term loans at then quoted rates; (v) FLI will be required to maintain a debt (excluding non-recourse debt) to "worth" ratio of 4.5 to 1.0, a minimum tangible net worth equal to $5.0 million plus 75% of FLI's net income, and specified ratios of cash flow to the sum of debt service plus 25% of outstanding obligations under the revolving line of credit plus mandatory principal payments; and (vi) the Company will be required to maintain minimum stockholders' equity of $40.0 million. The facility expires on May 29, 1998 but may be renewed annually by the lenders. The Company is currently negotiating with the lenders for a renewal of the facility and believes that the facility will be renewed on similar terms. There can, however, be no assurance that the facility will be renewed or that the renewal terms will be similar to the existing terms. See "Risk Factors -- General -- Ability to Generate Funding for Growth." During fiscal 1997, the maximum borrowing by the Company under this facility was $7.1 million, all of which was repaid prior to fiscal year end. As of December 31, 1997 there were no borrowings under this line.


     Forward Sale Commitment. In December 1997, the Company, through FLI, entered into an arrangement (the "Commitment") with SW Leasing Portfolio IV, Inc. ("SW"), as the Intermediate Purchaser, and First Union National Bank ("First Union") and Variable Funding Capital Corporation ("VFCC"), as the ultimate investors, pursuant to which (1) SW will purchase equipment leases (meeting specific eligibility requirements) and the underlying equipment from FLI for a purchase price equal to the sum of the present value of scheduled payments (the "Discounted Contract Balance") as of the date of sale and the residual value of the equipment (the "Residual Value"), (2) First Union and VFCC will purchase, for a price equal to the product of .88 multiplied by the aggregate Discounted Contract Balances on the date of sale, up to $50.0 million of equipment leases from SW from time to time on or before December 17, 1998 and (3) FLI acts as servicing agent for the equipment leases purchased by First Union and VFCC from SW. SW uses the cash received by it from First Union and VFCC to pay a portion of the purchase price of the leases and pays the balance with a promissory note in an original principal amount equal to the aggregate Residual Value and the non-advanced portion of the aggregate Discounted Contract Balances. Lease collections in excess of fees associated with the leases and a return to First Union and VFCC (equivalent to LIBOR, the First Union prime rate, or the federal funds rate plus 1%, depending on the circumstances) may be reinvested in eligible leases (unless the capital limit (the product of the aggregate Discounted Contract Balances multiplied by .88) has been exceeded, in which event the amount of such excess must be paid to First Union and VFCC) or paid to SW in order to pay down the promissory note to FLI. Under the Commitment, FLI is obligated to provide a substitute equipment lease to First Union and VFCC in the event a lease is terminated or prepaid in full prior to its scheduled expiration date and the prepayment amount is less than the Discounted Contract Balance on the date of prepayment plus any outstanding servicer advances. In addition, SW and FLI are obligated to accept re-transfer of, or provide a substitute lease for, any lease which does not meet the eligibility requirements. The Commitment is subject to early termination under certain circumstances, including (i) if the ratio of the average Discounted Contract Balances (for each of the previous three months) for all leases delinquent in payments by 60 days or more to the aggregate Discounted Contract Balances (for each of the previous three months) for all non-delinquent leases exceeds 3% or (ii) if the ratio of the aggregate Discounted Contract Balances (for each of the preceding six months) for all defaulted leases (i.e., leases which the Company has determined are not collectible or subject to repossession or which are delinquent in payments by 120 days or more) to the aggregate Discounted Contract Balances (for each of the preceding six months) for all non-defaulted leases exceeds 2.75%. In the first quarter of fiscal 1998, the Company sold to SW equipment leases with an aggregate book value of $14.4 million in return for cash of $12.3 million and a promissory note for $3.9 million.

     Residential Mortgage Loan Credit Facilities. FMF maintains a $20.0 million credit facility with CoreStates Bank, bearing interest at either (i) the CoreStates prime rate, (ii) the federal funds rate plus 250 basis points, or
(iii) an adjusted LIBOR plus 150 basis points, with the rate to be elected by FMF, and with the right in FMF to elect different rate formulas for separate draws under the credit facility. The credit facility will be secured by a first lien interest in the loans being financed by facility draws. Under the facility, FMF is required to maintain a minimum tangible net worth of $1.0 million, and a debt to tangible net worth ratio of 5.0 to 1.0 (where debt includes the unused portion of any financing commitment but excludes subordinated debt). The facility expires on September 22, 1998 unless renewed by the parties. As of December 31, 1997, the Company had no borrowings under this facility.

     FMF has also established a $15.0 million warehouse credit facility with Morgan Stanley Mortgage Capital, Inc., bearing interest at LIBOR or, if unavailable, the interbank eurodollars market rate plus 90 basis points. The facility is secured by a first lien interest in the loans being financed by facility draws. Under the credit facility, FMF is required to maintain tangible net worth (capital and subordinated debt minus advances to affiliates and intangible assets representing start up costs in excess of $1.0 million), and a ratio of total indebtedness to tangible net worth of 10.0 to 1.0. The facility expires on October 16, 1998. There were $4.4 million of borrowings outstanding under this facility at December 31, 1997.

     Oil and Gas Credit Facility. In October 1997, the Company obtained a $5.0 million credit facility from KeyBank for purposes of acquiring oil and gas assets. The credit facility permits draws based on a percentage of reserves of oil and gas properties pledged as security for the facility. Draws under the facility bear interest at KeyBank's prime rate plus 25 basis points. The facility requires the Company to maintain a tangible net worth in excess of $31.0 million, a 2.0 to 1.0 ratio of current assets to current liabilities, a
1.5 to 1.0 ratio of cash flow to maturities of long-term debt coming due within the calculation period and a ratio of adjusted debt to tangible net worth of not more than 2.0 to 1.0. The facility terminates on June 30, 1999. As of December 31, 1997, there were no borrowings outstanding under this line.

Employees

     As of December 31, 1997, the Company employed 226 persons, including 8 in general corporate, 112 in real estate finance, 80 in equipment leasing and 26 in energy.

Properties


     The Company's executive office is located in Philadelphia, and is leased under an agreement providing for rents of $65,000 per year through May 2000. The Company's small ticket equipment leasing and residential mortgage loan headquarters are located in Ambler, Pennsylvania, and are leased by the Company under agreements providing for rents of $355,000 per year (including space leased beginning July 1, 1997). The agreements terminate on June 30, 1998 and June 30, 2007. The Company leases space for management operations with respect to its five public leasing partnerships in Philadelphia for $87,000 per year. That lease expires on January 24, 2003. The Company owns a 9,600 square foot office building and related land in Akron, Ohio, housing its energy and accounting operations. The Company also maintains two energy field offices in Ohio and New York, as month to month tenancies, for which aggregate rent for fiscal 1997 was $24,000. The Company also maintains a brokerage office in California for which the rent is $25,000 per year through July 1999. Aggregate rent for all of the Company's offices was $238,600 for fiscal 1997.



Legal Proceedings

     The Company is party to various routine legal proceedings arising out of the ordinary course of its business. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the financial condition or operations of the Company.

Recent Developments


     Commercial Loan Purchase. On March 13, 1998, the Company and RAIT jointly purchased the Loan, in the original principal amount of $80.0 million (plus accrued fees, restructuring charges, interest and costs), for a purchase price of $85.5 million. The Company contributed $75.5 million of the purchase price and RAIT contributed $10.0 million. The rights and interests of the Company and RAIT with respect to the Loan are set forth in a Participation Agreement, the terms of which are described below. The Company holds legal title to the Loan. There can be no assurance that the Company will realize the full outstanding amount of the Loan. See "Business -- Commercial Mortgage Loan Acquisition and
Resolution: Accounting for Discounted Loans."

     The Loan is secured by a first priority mortgage lien on an office building known as the "Evening Star Building" located at 1101 Pennsylvania Avenue, N.W., Washington, D.C. (the "Property"). The Property has been valued by an independent valuation firm at not less than $90.0 million. Such valuation is only an estimate of value and should not be relied upon as a precise measure of market value. As part of the purchase of its interest in the Loan, the Company received an assignment of all of the seller's rights against the borrower under the Loan (the "Bankruptcy Rights") pursuant to the bankruptcy plan of reorganization (the "Plan") governing the Property. The Bankruptcy Rights include the right to appoint a liquidating agent to manage, control and take possession of the Property; the right to receive all net cash flow from the Property, the right to approve leases and all other material contracts related to the Property; and the right, but not the obligation, to cause title to the Property to be transferred on or before June 30, 1998.

     In addition to paying its portion of the purchase price of the Loan, the Company incurred closing costs of approximately $3.0 million, comprised of certain expenses that the Plan required the holder of the Loan to pay. Approximately $1.5 million of these closing costs was paid into an escrow account. In the event title is transferred, the $1.5 million will be delivered to the borrower pursuant to the Plan.

     Financing for the Company's purchase of its interest in the Loan was provided by a loan, in the principal amount of $55.0 million, from Merrill Lynch Capital Mortgage Inc. (the "Senior Financing"). The Senior Financing bears interest at LIBOR plus 2.5% until September 9, 1998, and at LIBOR plus 4.0% from September 10, 1998 until July 1, 1999, when the Senior Financing matures. The Company is currently seeking 10-year, fixed rate financing to replace the Senior Financing, and anticipates (although there can be no assurance) closing on such financing before September 10, 1998. The Company incurred fees and expenses of approximately $950,000 in connection with the Senior Financing.

     RAIT's participation interest in the Loan entitles it to receive (i) distributions from the monthly net cash flow of the Property, after monthly debt service payments on the Senior Financing, in an amount sufficient to pay interest on its $10.0 million investment at 10% per annum and (ii) the first $10.0 million of principal payments from the Loan after the prior repayment of the Senior Financing. In addition, RAIT received advance interest of approximately $510,000.

     Commercial Mortgage Loan Credit Facility. In March 1998, the Company, through certain operating subsidiaries, established an $18.0 million revolving credit facility with Jefferson Bank for its commercial mortgage loan operations. The credit facility bears interest at the prime rate reported in the Wall Street Journal plus .75%, and is secured by the borrowers' interests in certain commercial loans and by a pledge of their outstanding capital stock. In addition, repayment of the credit facility is guaranteed by the Company. The facility expires on April 1, 1999. No borrowings have been made under this facility to date. See "Management -- Certain Relationships and Related Party Transactions."

                                  MANAGEMENT


Directors and Executive Officers


     The following sets forth certain information regarding the directors and executive officers of the Company:




                 Name                    Age                  Position with the Company
-------------------------------------   -----   -----------------------------------------------------
Edward E. Cohen(1) ..................    59     Chairman of the Board of Directors, President, Chief
                                                 Executive Officer and Director
Daniel G. Cohen(2) ..................    28     Executive Vice President and Director
Scott F. Schaeffer(1) ...............    35     Executive Vice President and Director
Steven J. Kessler ...................    55     Senior Vice President and Chief Financial Officer
Freddie M. Kotek ....................    42     Senior Vice President
Michael L. Staines(2) ...............    48     Senior Vice President, Secretary and Director
Nancy J. McGurk .....................    42     Vice President-Finance and Treasurer
Carlos C. Campbell(1) ...............    59     Director
Andrew M. Lubin(3) ..................    50     Director
Alan D. Schreiber, M.D.(3) ..........    55     Director
John S. White(2) ....................    56     Director


------------
(1) Term as director expires in 1999.

(2) Term as director expires in 2000.

(3) Term as director expires in 1998.


     Edward E. Cohen has been Chairman of the Board of Directors of the Company since 1990, its Chief Executive Officer and a director since 1988 and its President since 1995. He is Chairman of the Board of Directors and a director of BCMI, a real estate construction and management company. See "Management - Certain Relationships and Related Party Transactions." Since 1981, Mr. Cohen has been Chairman of the Executive Committee and a director of JeffBanks, Inc. (a bank holding company with total assets of approximately $1.2 billion). From 1991 to 1996, Mr. Cohen was affiliated with Ledgewood Law Firm, P.C., most recently in an of counsel capacity. See "Legal Matters." From 1969 through 1989, Mr. Cohen was Chairman of the Board or Chairman of the Executive Committee of State National Bank of Maryland (now First Union Bank of Maryland) and/or its holding company. Mr. Cohen is the father of Daniel G. Cohen.


     Daniel G. Cohen has been an Executive Vice President and Director of the Company since July, 1997. Prior thereto, since 1995, Mr. Cohen had been a Senior Vice President of the Company. Mr. Cohen is also Chairman, Chief Executive Officer and a director of FMF, the residential mortgage loan origination subsidiary of the Company. Prior to joining the Company in November 1995, Mr. Cohen was principally engaged in graduate studies. Mr. Cohen is the son of Edward E. Cohen.


     Scott F. Schaeffer has been an Executive Vice President and Director of the Company since July, 1997. Prior thereto, Mr. Schaeffer had been, since 1995, a Senior Vice President of the Company. Mr. Schaeffer has been President of Resource Properties, Inc. (a wholly owned subsidiary of the Company) since 1992.


     Steven J. Kessler has been Senior Vice President and Chief Financial Officer of the Company since August 1997. Prior thereto, Mr. Kessler was Vice President (Finance and Acquisitions) at Kravco Company (a national shopping center developer and operator) from March 1994 until joining the Company. From 1983 through March of 1994, he was Chief Financial Officer and Chief Operating Officer at Strouse Greenberg & Co., Inc., a regional full service real estate company, and Vice President (Finance) and Chief Accounting Officer at its successor, The Rubin Organization. Prior thereto, he was a partner at the international accounting and consulting firm of Touche Ross & Co. (now Deloitte & Touche LLP), Philadelphia, Pennsylvania.

     Freddie M. Kotek has been a Senior Vice President of the Company since 1995 and an Executive Vice President of Resource Properties, Inc. (a wholly owned subsidiary of the Company) since 1993. Prior thereto, he was a First Vice President of Royal Alliance Associates (an investment banking and brokerage firm) from 1991 to 1993, and a Senior Vice President and Chief Financial Officer of Paine Webber Properties (a real estate investment firm) from 1990 to 1991.


     Michael L. Staines has been Senior Vice President, Secretary and a director of the Company since 1989 and President and a director of Resource Energy since its organization in 1993.


     Nancy J. McGurk has been Vice President-Finance of the Company since 1992 and Treasurer and Chief Accounting Officer of the Company since 1984.


     Carlos C. Campbell has been a director of the Company since 1990. He is President of C.C. Campbell and Company (a management consulting firm), Vice Chairman of the Board of Directors of Computer Dynamics, Inc. (a computer services corporation) and a director of Sensys, Inc. (a telecommunication/asset management corporation).


     Andrew M. Lubin has been a director of the Company since 1994. He has been President of Delaware Financial Group, Inc. (a private investment firm) since 1984.


     Alan D. Schreiber, M.D. has been a director of the Company since 1994. Dr. Schreiber has been a Professor of Medicine and Assistant Dean for Research and Research Training at the University of Pennsylvania School of Medicine since 1973 and Chairman of the Scientific Advisory Board of Inkine Pharmaceutical Co., Inc. since 1997. From 1993 to 1997, Dr. Schreiber was Chief Scientific Officer of CorBec Pharmaceuticals, Inc., a Company he founded. Dr. Schreiber's wife is an employee of Company.


     John S. White has been a director of the Company since 1993. He has been Chairman of the Board and Chief Executive Officer of DCC Securities Corporation (a securities brokerage firm) since 1990.


Other Significant Employees


     The following sets forth certain information regarding other significant employees of the Company:


     Abraham Bernstein, age 64, is the Chairman, Chief Executive Officer and President of the small ticket equipment leasing subsidiary of the Company. From 1982 to 1993, he was the President and Chief Executive Officer of Tokai Financial Services, Inc., the equipment leasing subsidiary of Tokai Bank of Japan. From 1993 to 1995, the contractual period during which Mr. Bernstein's restrictive covenant with Tokai was in effect, Mr. Bernstein was a Managing Director of the Rittenhouse Consulting Group (a financial consulting company).


     Crit DeMent, age 44, is the Executive Vice President of FLI. Prior thereto, from 1983 through 1996 he was Vice President-Marketing and Leasing Associate-Senior Account Representative for Tokai Financial Services, Inc.


     Joseph T. Ellis, Jr., age 36, is the Director of Vendor Services for FLI. Prior thereto, from 1985 through February 1996, he held various marketing and sales positions with Tokai Financial Services, Inc., most recently as the Director of Program Management and Strategic Market Development.


     Frank V. Pellegrini, age 50, has been the Chairman, Chief Executive Officer and President of Tri-Star since 1993. Prior to that, he was Senior Vice President of Home American Financial Services, Inc. (now known as Upland Mortgage Corporation), a residential mortgage lender.


     Kathy B. Schauer, age 46, has served since February 1997 as the President, Chief Operating Officer and a director of FMF. Immediately prior to joining FMF, Ms. Schauer served as Director of Business and Product Development at Standard & Poors Rating Services (where she was involved in the development and implementation of credit scoring and pricing models for the residential mortgage market), and, prior thereto, served in executive capacities with Smith Barney, Meridian Bancorp and J.P. Morgan. From 1985 to 1993, Ms. Schauer was a Vice President (Mortgage Products Group) of CS First Boston.

     Bruce R. Schmidt, age 40, is Senior Vice President of FMF. From 1993 until March 1997, Mr. Schmidt was Director of Marketing for Advanta Corp., a national consumer home equity lender. Prior thereto, from 1988 to 1993, he was Vice President, Marketing, for Nutri/System, Inc., a national weight loss program company.

     Jeffrey C. Simmons, age 39, has been Executive Vice President and a director of Resource Energy since 1997. From 1994 to 1997 he was Vice President-Exploration of the Company and from 1988 to 1994 he was Director of Well Services of the Company.


Certain Relationships and Related Party Transactions



     In the ordinary course of its business operations, the Company has ongoing relationships with several related entities, primarily a property management firm, a bank and RAIT. As particular opportunities have arisen, the Company has purchased commercial mortgage loans from, or involving borrowers which are, affiliated with officers of the Company. In three instances (excluding sales to RAIT) the Company has sold senior or junior lien interests in commercial loans to purchasers affiliated with officers of the Company. At December 31, 1997, loans held with respect to related borrowers or acquired from related lenders constitute 7% ($8.2 million), by book value, of the Company's commercial loan portfolio, while the senior lien interests sold to related purchasers constituted 4% ($4.1 million) of all senior lien interests with respect to the Company's commercial loan portfolio. Transactions with affiliates must be approved by the Company's Board of Directors, including a majority of the disinterested directors. In addition, acquisitions of commercial mortgage loans must be approved by the Investment Committee of the Board of Directors (which consists of two disinterested directors). The Company believes that the terms of its transactions with related parties are no less favorable than those available from unrelated third parties. A more detailed description of these relationships and transactions is set forth below.


     Relationship with BCMI. The Company holds commercial mortgage loans of borrowers whose underlying properties are managed by BCMI, a firm of which Edward E. Cohen is Chairman of the Board of Directors and a minority stockholder (approximately 8%). The Company has advanced funds to certain of these borrowers for improvements on their properties, which have been performed by BCMI. The President of BCMI (or an entity affiliated with him) has also acted as the general partner or trustee of ten of the borrowers; an entity affiliated with him is the general partner of the sole limited partner of an eleventh borrower. BCMI has agreed to subordinate its management fees to receipt by the Company of minimum required debt service payments under the obligations held by the Company.


     Relationship with Jefferson Bank. The Company maintains normal banking and borrowing relationships with Jefferson Bank, a subsidiary of JeffBanks, Inc. See also "Business -- Recent Developments -- Commercial Mortgage Loan Credit Facility." The Company anticipates that it may effect other borrowings in the future from Jefferson Bank. The Company, through FMF, subcontracts any residential mortgage loan servicing duties to Jefferson Bank. See "Business -- Real Estate Finance -- Residential Mortgage Loans." Edward E. Cohen and his spouse are officers and directors of JeffBanks, Inc. (and his spouse is Chairman and Chief Executive Officer of Jefferson Bank and JeffBanks, Inc.), and are principal stockholders thereof. Daniel G. Cohen is a director of Jefferson Bank. Jefferson Bank is also a tenant at two properties which secure loans held by the Company and, at one of such properties, subleases space to RAIT.


     Relationship with RAIT. The Company sponsored the formation and public offering of common shares of beneficial interest of RAIT. See "Business -- Real Estate Finance Sponsorship of Real Estate Investment Trust." RAIT raised $49.3 million (including the Company's investment) in the offering which was completed in January 1998. The Company acquired 15% of RAIT's outstanding shares for an investment of approximately $7.0 million. Edward E. Cohen's spouse, Betsy Z. Cohen, is Chairman and Chief Executive Officer of RAIT. The Company has the right to nominate one person for election to the Board of Trustees until such time as its ownership of RAIT's outstanding common shares is less than 5%. One of the current trustees, Jonathan Z. Cohen, is serving as the Company's nominee. Jonathan Z. Cohen is the son of Edward E. Cohen (Chairman, Chief Executive Officer and President of the Company), the brother of Daniel G. Cohen (Executive Vice President and director of the Company and Chairman and Chief Executive Officer of FMF), and is the Secretary and a director of Resource Energy. The Company had advanced funds to RAIT for legal, accounting and filing fees and expenses, salaries of RAIT's executive officers, rent and other organizational expenses and for the expenses incurred by the Company in sponsoring RAIT including an allocation of compensation of Company employees. These advances were without interest and were repaid from the proceeds of RAIT offering.


     In connection with RAIT's offering, the Company, through its subsidiaries, sold ten loans and senior lien interests in two additional loans to RAIT (the "Initial Investments") at an aggregate purchase price of $20.2 million (including $2.1 million attributable to senior lien interests acquired by the Company in connection with the sales to RAIT). Two of the Initial Investments were originated for RAIT; one was sold to RAIT at cost and RAIT purchased a senior lien interest in the other at cost. The Company realized a gain on the sale of the Initial Investments of $3.1 million. See also "Business -- Recent Developments -- Commercial Loan Purchase." The Company anticipates that, subject to certain limitations, it will sell additional investments to RAIT.


     Relationships with Certain Borrowers. The Company has from time to time purchased loans in which affiliates of the Company are affiliates of the borrowers, as discussed in the following paragraphs. (Loan numbers are as set forth in the table of loans in "Business -- Real Estate Finance -- Commercial Mortgage Loan Acquisition and Resolution: Loan Status.")

     In August 1997, the Company, through a subsidiary, acquired a loan (loan
35) with a face amount of $2.3 million from Jefferson Bank at a cost of $1.6 million. The loan is secured by a property owned by a partnership in which Mr. Schaeffer, the Company's executive vice president and a director, is the general partner and Edward E. Cohen, together with his spouse, are limited partners. The Company leases its headquarters space at such property. The lease provides for rents of $65,000 per year through May 2000. Ledgewood Law Firm, P.C., a law firm which provides legal services to the Company, and BCMI are also tenants at such property.

     In June 1997, the Company acquired a loan (loan 29) with a face amount of $7.0 million from a partnership in which Mr. Schaeffer and Edward E. Cohen, together with his wife, are limited partners. Mr. Schaeffer was previously the general partner of such partnership. The Company acquired such loan at a cost of $3.0 million.


     In December 1994, the Company acquired a loan (loan 13) with a face amount of $3.0 million from California Federal Bank, FSB at a cost of $1.7 million. The loan is secured by a property owned by a borrower whose general partner is the President of BCMI. Edward E. Cohen, together with his wife, is a limited partner in such partnership. The borrower refinanced the Company's loan in September 1995, applying $2.0 million of the proceeds to the repayment of the Company's loan. As a result, the Company obtained a gain on its investment of $303,000, while maintaining a continuing interest in the loan of approximately $1.0 million.


     In August 1994, the Company acquired from third parties a loan (loan 8), in the original principal amount of $ 3.4 million (and with a then-outstanding balance of $4.4 million), for an investment of $1.6 million. The borrower is a limited partnership of which Mr. Lubin, a director of the Company, is currently the general partner. Mr. Lubin assumed such position after the Company's acquisition of the loan. Previously, the general partner had been the President of BCMI. The borrower subsequently refinanced the loan with another third party and repaid the Company $934,000, leaving the Company with a net investment of $419,000. This loan was sold to RAIT in January 1998.

     Relationships with Certain Lienholders. The Company has sold two senior lien interests and one junior lien interest in its commercial loans to entities in which officers of the Company have minority interests as discussed in the following paragraphs.


     In December 1997, the Company purchased from third parties, for an aggregate of $1.52 million, two loans (loan 43) in the aggregate original principal amount of $2.0 million and with an aggregate outstanding balance at the time of purchase of $1.96 million. The loans are secured by an apartment building. The Company sold to a limited partnership in which Edward E. Cohen and Scott F. Schaeffer beneficially own a 17.8% interest a senior lien interest in one of the loans for $1.0 million, reducing the Company's net investment to $518,000 and leaving the Company with a retained interest in outstanding loan receivables of $1.0 million (at a book value of $803,000).

     From November 1996 to June 1997 the Company acquired from third parties loans (loan 26) relating to one property in the aggregate original principal amount of $5.8 million (and with aggregate outstanding balances at the respective times of purchase of $7.6 million) for an investment of $2.5 million. The Company sold a senior lien interest in the loan for $2.2 million reducing the Company's net investment to $235,000 and leaving the Company with a retained interest in outstanding loan receivables of $5.9 million (at a book value of $2.3 million). The purchaser was a limited partnership in which Edward
E. Cohen and Scott F. Schaeffer beneficially own an 18.3% limited partnership interest.


     In June 1996, for an investment of $2.4 million the Company acquired from third parties a loan (loan 22), in the original principal amount of $3.3 million (and with a then-outstanding balance of $3.3 million). The Company sold a junior lien interest in the loan for $875,000, leaving the Company with a net investment of $1.5 million, to a limited partnership in which Messrs. Edward E. Cohen and Scott F. Schaeffer beneficially own a 21.3% limited partnership interest.

     Relationship with Financing Institution. The Company has in the past obtained material amounts of financing from Physicians Insurance Company of Ohio ("PICO") by the sale to PICO, in May 1994, of an $8 million principal amount 9.5% senior note and by the sale to PICO, in fiscal years 1995 and 1996, of $12 million of senior lien interests in seven of the Company's portfolio loans, together with warrants to purchase 983,150 shares of Common Stock. In July 1997, the Company repaid the senior note in full and PICO exercised, and subsequently sold, the common shares underlying the warrants to institutional investors in private transactions pursuant to which the Company granted certain registration rights. See "Shares Eligible for Future Sale." Following such transactions, John R. Hart, an executive officer and director of PICO who had become a director of the Company in connection with the PICO financings, resigned from the Board of Directors of the Company.

                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth the number and percentage of shares of Common Stock owned, as of March 25, 1998, by (a) each person who, to the knowledge of the Company, is the beneficial owner of 5% or more of the outstanding shares of Common Stock, (b) each of the Company's present directors, (c) each of the Company's executive officers, and (d) all of the Company's present executive officers and directors as a group. This information is reported in accordance with the beneficial ownership rules of the Securities and Exchange Commission under which a person is deemed to be the beneficial owner of a security if that person has or shares voting power or investment power with respect to such security or has the right to acquire such ownership within 60 days. Shares of Common Stock issuable pursuant to options or warrants are deemed to be outstanding for purposes of computing the percentage of the person or group holding such options or warrants but are not deemed to be outstanding for purposes of computing the percentage of any other person. See note (2) below, for information concerning outstanding options.

                                                                     Common Stock
                                                ------------------------------------------------------
                                                          Amount and Nature of              Percent of
               Beneficial Owner                           Beneficial Ownership                Class
---------------------------------------------   ----------------------------------------   -----------
Directors(1)
Carlos C. Campbell ..........................                        160                       *
Daniel G. Cohen .............................                      6,368(2)                    *
Edward E. Cohen .............................                    426,657(2)(3)(4)(6)        8.89%
Andrew M. Lubin .............................                        280                       *
Scott F. Schaeffer ..........................                    100,371(2)(3)(4)(5)        2.11%
Alan D. Schreiber, M.D. .....................                      5,370                       *
Michael L. Staines ..........................                     44,390(2)(3)(4)              *
John S. White ...............................                          0                       *
Executive Officers(1)
Steven J. Kessler ...........................                          0                       *
Freddie M. Kotek ............................                     26,401(2)(3)(4)              *
Nancy J. McGurk .............................                     24,914(2)(3)(4)              *
All present officers and directors as a group
 (11 persons) ...............................                    580,178(2)(3)(4)(5)(6)    11.98%
Other owners of 5% or More of Outstanding
 Shares(7)
Friedman, Billings, Ramsey Investment
 Management, Inc. ...........................                    314,005                    6.61%
Keefe Managers, Inc. ........................                    450,000                    9.47%
Kramer Spellman L.P. ........................                    536,800                   11.30%
Wellington Management Company, LLP. .........                    548,500                   11.55%

------------
 * Less than 1%

(1) The address for each director and executive officer is 1521 Locust Street, Fourth Floor, Philadelphia, Pennsylvania 19102.

(2) Includes shares allocated under the Resource America, Inc. Employee Savings Plan (the Company's 401(k) plan) in the amounts of: Mr. E. Cohen -- 3,199 shares; Mr. Kotek -- 1,568 shares; Ms. McGurk -- 4,718 shares; Mr. Schaeffer -- 876 shares; Mr. Staines -- 558 shares; and Mr. D. Cohen --
    750 shares, as to which each has voting power.

(3) Includes shares issuable on exercise of options granted in 1993 and 1995 under the 1989 Key Employee Stock Option Plan in the amounts of: Mr. E. Cohen -- 47,753 shares; Mr. Schaeffer -- 5,618 shares; Mr. Staines -- 22,472 shares; Mr. Kotek -- 9,832 shares; and Ms. McGurk -- 5,618 shares.

(4) Includes shares allocated under the 1989 Employee Stock Ownership Plan in the amounts of: Mr. E. Cohen -- 20,089 shares; Mr. Staines -- 13,624 shares; Mr. Schaeffer -- 7,047 shares; Mr. Kotek -- 5,170 shares; and Ms. McGurk -- 8,960 shares, as to which each has voting power.

(5) Includes 60,815 shares held by a limited partnership, of which Mr. Schaeffer is the general partner and in which he has a 10% interest.

(6) Includes Mr. Cohen's proportionate interest (aggregating 54,733 shares) in shares held by a limited partnership in which Mr. Cohen is the limited partner.

(7) Includes shares held by entities managed by the named persons. The address for Friedman, Billings, Ramsey Investment Management, Inc., an affiliate of Friedman, Billings, Ramsey & Co., Inc., is 1001 19th Street North, 18th Floor, Arlington, Virginia 22209; the address for Keefe Managers, Inc. is 375 Park Avenue, Suite 3108, New York, New York 10152; the address for Kramer Spellman L.P. is 2050 Center Avenue, Suite 300, Fort Lee, New Jersey 07024; and the address for Wellington Management Company, LLP. is 75 State Street, Boston, Massachusetts 02109.

                         DESCRIPTION OF CAPITAL STOCK


General


     The Company is authorized to issue 50,000,000 shares of capital stock, consisting of 49,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share ("Preferred Stock"). As of March 25, 1998, there were 4,750,717 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. The Company intends, during the 1998 fiscal year, to issue a stock dividend of two shares of Common Stock for each outstanding Share of Common Stock (the "Stock Dividend"). There can be no assurance that the Stock Dividend will be declared by the Board of Directors.


Common Stock

     Holders of Common Stock are entitled to dividends when, as and if declared by the Company's Board of Directors and in such amounts as the Board of Directors may deem advisable. See "Price Range of Common Stock and Dividend Policy." In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of Common Stock are entitled, after payment or provision for payment of the debts or other liabilities of the Company, and subject to the prior rights of holders of any Preferred Stock which may then be outstanding, to share ratably in the remaining assets of the Company. Shares of Common Stock do not possess preemptive rights. Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote at a meeting of stockholders. For a description of certain provisions of the Company's Certificate of Incorporation and Delaware law which affect the voting rights of stockholders of the Company and provide for a classified board of directors, see "Description of Capital Stock -- Anti-Takeover Provisions of Delaware Law" and " -- Classes of Directors."


Preferred Stock


     Preferred Stock may be issued from time to time in one or more series and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company. The Company has no current plan to issue any Preferred Stock.


Anti-Takeover Provisions of Delaware Law


     The Company is a Delaware corporation and consequently is subject to certain anti-takeover provisions of the Delaware General Corporation Law (the "Delaware Law"). Under the business combination provision contained in Section 203 of the Delaware Law ("Section 203"), a Delaware corporation may not engage in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, (a) shares owned by persons who are directors and also officers and (b) employee stock plans, in certain instances), or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder. Section 203 defines an interested stockholder of a corporation to be any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) who (i) owns, directly or indirectly, 15% or more of the outstanding voting stock of the corporation or
(ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person (and the affiliates and the associates of such person) is an interested stockholder. Section 203 defines business combinations to include certain mergers, consolidations, asset sales, transfers and other transactions resulting in a financial benefit to the interested stockholder.

     The restrictions imposed by Section 203 will not apply to a corporation if
(i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 or (ii) the corporation, by the action of stockholders holding a majority of outstanding voting stock, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203 (such amendment will not be effective until 12 months after adoption and shall not apply to any business combination between such corporation and any person who became an interested stockholder of such corporation on or prior to such adoption). The Company has not opted out of Section 203. Section 203 could under certain circumstances make it more difficult for a third party to gain control of the Company, deny stockholders the receipt of a premium on their Common Stock and have a depressive effect on the market price of the Common Stock.


Classes of Directors

     The Board of Directors is currently classified into three classes. One class of directors is elected each year and the members of such class hold office for a three-year term or until each of their successors is duly elected and qualified. The classification of directors will have the effect of making it more difficult for a third party to change the composition of the Board of Directors without the support of the incumbent Board. At least two annual stockholder meetings, instead of one, will be required to effect a change in the control of the Board, unless stockholders remove directors for cause.


Transfer Agent and Registrar

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The Company's Certificate of Incorporation authorizes the issuance of 50,000,000 shares of capital stock, consisting of 49,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. Upon completion of this offering, there will be outstanding 6,250,717 shares of Common Stock (assuming no exercise of the Underwriters' over-allotment option).

     The 1,500,000 shares of Common Stock to be sold in this offering (1,725,000 shares if the Underwriters' over-allotment option is exercised in full) will be available to the public without restriction or further registration under the Securities Act, except for shares purchased by affiliates of the Company (in general, any person who has a control relationship with the Company), which shares will be subject to the resale limitations of Rule 144 promulgated under the Securities Act ("Rule 144"). The Company, its executive officers and directors, and Friedman, Billings, Ramsey Investment Management, Inc. have agreed not to offer, sell or contract to sell or otherwise dispose of Common Stock without the prior consent of Friedman, Billings, Ramsey & Co., Inc. ("FBR") or, in the case of sale by Friedman, Billings, Ramsey Investment Management, Inc., the Company, for a period of 120 days following the conclusion of the Offering. See "Underwriting".

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell, within any three month period, a number of shares which does not exceed the greater of 1% of the then outstanding shares of the Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 may also be subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned shares within the definition of "restricted securities" under Rule 144 for at least two years, is entitled to sell such shares under Rule 144(k) without regard to the volume limitation, manner of sale provisions, public information requirements or notice requirements.

     Pursuant to a contractual obligation, the Company has filed a registration statement on Form S-3 with the Commission in order to register the resale of an aggregate of 983,150 shares of Common Stock by certain selling stockholders. All of the shares included in the registration statement may be sold to the public without restriction, at the discretion of the selling stockholders. The Company has agreed to maintain the effectiveness of the registration statement until March 20, 2000.

     There are currently outstanding options held by officers and directors to purchase 262,431 shares of Common Stock.

     The Company has reserved an additional 207,795 shares of Common Stock for future option grants.

     No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or availability of such shares for future sale will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of outstanding options), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock.

                                 UNDERWRITING


     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through Friedman, Billings, Ramsey & Co., Inc., BancAmerica Robertson Stephens and Janney Montgomery Scott Inc., as their representatives (the "Representatives"), have severally agreed to purchase from the Company the following respective number of shares of Common Stock at the offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:




            Underwriter                                    Number of Shares
            -----------                                    ----------------
            Friedman, Billings, Ramsey & Co., Inc ......
            BancAmerica Robertson Stephens .............
            Janney Montgomery Scott Inc. ...............
              Total ....................................       1,500,000
                                                               =========


     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares offered hereby (other than those covered by the over-allotment option described below), if any of such shares are purchased.

     The Company has been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $________ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $_______ per share to certain other dealers. After the initial offering, the offering price and other selling terms may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 225,000 additional shares of Common Stock at the initial offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 1,500,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 1,500,000 shares are being offered.


     The Company, its executive officers and directors, and entities affiliated with FBR have agreed not to offer, sell or contract to sell or otherwise dispose of any shares of Common Stock without the prior consent of FBR or, in the case of sale by affiliates of Friedman, Billings, Ramsey Investment Management, Inc., the Company, for a period of 120 days following the conclusion of the Offering.


     The Company has agreed to indemnify the Underwriters against certain liabilities including liabilities under the Securities Act.

     In connection with this offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions pursuant to which the Representatives may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with this offering than they are committed to purchase from the Company and in such case the Representatives may purchase Common Stock in the open market following completion of this offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position by exercising the Underwriters' over-allotment option referred to above. In addition, the Representatives, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby they may reclaim from an Underwriter (or dealer participating in this offering), for the account of other Underwriters, the selling concession with respect to Common Stock that is distributed in this offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid might also affect the price of the Common Stock to the extent that it could discourage resales of the security. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for or purchase shares of Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

     The Representatives have informed the Company that the Underwriters do not intend to confirm sales of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.


     As of March 25, 1998, Friedman, Billings, Ramsey Investment Management, Inc., an affiliate of FBR, was the beneficial owner of 314,005 shares of the Common Stock, representing 6.6% of all Common Stock issued and outstanding.



                                 LEGAL MATTERS

     The legality of the Common Stock offered hereby is being passed upon by Ledgewood Law Firm, P.C., Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the Underwriters by Silver, Freedman & Taff, L.L.P., Washington, D.C.


                             INDEPENDENT AUDITORS


     The consolidated financial statements and schedules of the Company and its subsidiaries as of September 30, 1997 and 1996 and for each of the three years in the period ended September 30, 1997 included in this Prospectus have been so included in reliance upon the reports of Grant Thornton LLP, independent certified public accountants, upon the authority of such firm as experts in accounting and auditing.

Report of Independent Certified Public Accountants


Stockholders and Board of Directors
RESOURCE AMERICA, INC.


     We have audited the accompanying consolidated balance sheets of Resource America, Inc. and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Resource America, Inc. and subsidiaries as of September 30, 1997 and 1996, and the consolidated results of their operations and cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.


Grant Thornton LLP


Cleveland, Ohio
November 6, 1997, except for
Earnings Per Share disclosures
in Footnote 2 to the financial
statements for which the date is
February 19, 1998

                            RESOURCE AMERICA, INC.

                          CONSOLIDATED BALANCE SHEETS
                                (in thousands)



                                                                                            September 30,
                                                                     December 31,    ---------------------------
                                                                         1997            1997           1996
                                                                    --------------   ------------   ------------
                                                                      (Unaudited)
ASSETS
Current Assets
 Cash and cash equivalents ......................................     $  28,086       $  69,279      $   4,154
 Accounts and notes receivable ..................................         5,309           2,414          1,479
 Prepaid expenses and other current assets ......................           948             576            473
                                                                      ---------       ---------      ---------
   Total current assets .........................................        34,343          72,269          6,106
Investments in Real Estate Loans (less allowance for possible
 losses of $468, $400, and $0) ..................................       128,884          88,816         21,798
Notes Secured by Equipment Leases ...............................         9,008           4,761             --
Net Investment in Direct Financing Leases (less allowance for
 possible losses of $492, $248 and $7) ..........................         4,206           3,391            729
Property and Equipment
 Oil and gas properties and equipment (successful efforts) ......        25,967          24,939         24,035
 Gas gathering and transmission facilities ......................         1,609           1,606          1,536
 Other ..........................................................         3,652           2,874          1,666
                                                                      ---------       ---------      ---------
                                                                         31,228          29,419         27,237
 Less accumulated depreciation, depletion, and amortization .....       (16,073)        (15,793)       (14,857)
                                                                      ---------       ---------      ---------
                                                                         15,155          13,626         12,380
Other Assets (less accumulated amortization of $1,307, $1,014
 and $885) ......................................................        16,323          12,256          2,946
                                                                      ---------       ---------      ---------
                                                                      $ 207,919       $ 195,119      $  43,959
                                                                      =========       =========      =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
 Current maturities of long-term debt ...........................     $   5,100       $     708      $     105
 Accounts payable ...............................................         1,754           1,339            585
 Accrued interest ...............................................         6,180           2,734            253
 Accrued liabilities ............................................         2,884           1,967            344
 Estimated income taxes .........................................           772           4,093            377
                                                                      ---------       ---------      ---------
   Total current liabilities ....................................        16,690          10,841          1,664
Long-Term Debt, less current maturities .........................       118,116         118,786          8,966
Other Long-Term Liabilities .....................................         1,830             663             --
Deferred Income Taxes ...........................................           826              --          2,206
Commitments and Contingencies ...................................            --              --             --
Stockholders' Equity
 Preferred Stock, $1.00 par value; 1,000,000 authorized shares               --              --             --
 Common Stock, $.01 par value; 8,000,000 authorized shares ......            55              54             20
 Additional paid-in capital .....................................        59,343          56,787         21,761
 Retained earnings ..............................................        25,486          22,005         12,458
 Less treasury stock, at cost ...................................       (14,074)        (13,664)        (2,699)
 Less loan receivable from Employee Stock Ownership Plan
   ("ESOP") .....................................................          (353)           (353)          (417)
                                                                      ---------       ---------      ---------
   Total stockholders' equity ...................................        70,457          64,829         31,123
                                                                      ---------       ---------      ---------
                                                                      $ 207,919       $ 195,119      $  43,959
                                                                      =========       =========      =========

          See accompanying notes to consolidated financial statements.

                            RESOURCE AMERICA, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                     (in thousands, except per share data)




                                                      Quarter Ended
                                                      December 31,                   Years Ended September 30,
                                               ---------------------------   -----------------------------------------
                                                   1997           1996          1997          1996            1995
                                               ------------   ------------   ----------   ------------   -------------
                                                       (Unaudited)
REVENUES
Real Estate Finance ........................     $  9,392       $  3,219      $19,144       $  7,171        $6,114
Equipment Leasing ..........................        3,172          1,202        7,162          4,466            --
Energy: Production .........................        1,232            950        3,936          3,421         3,452
    Services ...............................          583            389        1,672          1,736         1,879
Interest on Corporate Investments ..........          698             84          930            197           149
                                                 --------       --------      -------       --------        ------
                                                   15,077          5,844       32,844         16,991        11,594
COSTS AND EXPENSES
Real Estate Finance ........................        1,523            163        1,069            852           801
Equipment Leasing ..........................        1,325            883        3,822          2,339            --
Energy: Exploration and Production .........          574            412        1,823          1,582         1,733
    Services ...............................          309            224          909            869         1,026
General and Administrative .................          927            592        2,851          1,756         2,265
Depreciation, Depletion and
 Amortization ..............................          508            379        1,614          1,368         1,335
Interest ...................................        3,870            409        5,273            872         1,091
Provision for Possible Losses ..............          318             10          653              7            --
Other -- Net ...............................           --             --          (27)            --             (2)
                                                 --------       --------      -------       --------        ------
                                                    9,354          3,072       17,987          9,645         8,249
                                                 --------       --------      -------       --------        ------
    Income from Operations .................        5,723          2,772       14,857          7,346         3,345
                                                 --------       --------      -------       --------        ------
OTHER INCOME (EXPENSE)
Gain (Loss) on Sale of Property ............            3             88           74              7             (1)
                                                 --------       --------      -------       --------        ------
Income Before Income Taxes .................        5,726          2,860       14,931          7,353         3,344
Provision for Income Taxes .................        1,775            575        3,980          2,206           630
                                                 --------       --------      -------       --------        ------
Net Income .................................     $  3,951       $  2,285      $10,951       $  5,147        $2,714
                                                 ========       ========      =======       ========        =======
Net Income Per Common Share -- Basic             $    .83       $    .91      $  3.15       $   2.72        $ 1.43
                                                 --------       --------      -------       --------        -------
Weighted Average Common Shares
 Outstanding ...............................        4,733          2,507        3,478          1,890         1,904
                                                 ========       ========      =======       ========        ========
Net Income Per Common Share --
 Diluted ...................................     $    .81       $    .66      $  2.51       $   1.88        $  1.23
                                                 --------       --------      -------       --------        --------
Weighted Average Common Shares .............        4,906          3,476        4,358          2,757          2,235
                                                 ========       ========      =======       ========        ========

          See accompanying notes to consolidated financial statements.

                            RESOURCE AMERICA, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 YEARS ENDED SEPTEMBER 30, 1997, 1996 AND 1995
                         (Dollar amounts in thousands)





                                                Common Stock        Additional
                                           ----------------------     Paid-In      Retained
                                              Shares      Amount      Capital      Earnings
                                           ------------  --------  ------------  -----------
Balance, October 1, 1994 ................     817,912       $ 8      $ 19,136     $  7,979
Treasury shares acquired ................
Cash dividends ($.09 per share)..........                                             (161)
Warrants issued .........................                                  78
Repayment of ESOP loan ..................
Net income ..............................                                            2,714
                                            ---------       ---      --------     --------
Balance, September 30, 1995 .............     817,912       $ 8      $ 19,214     $ 10,532
Treasury shares issued ..................                                 (24)
6% stock dividends ......................      82,688         1         2,453       (2,453)
5 for 2 stock split effected in the
 form of a 150% stock
 dividend................................   1,136,609        11                        (11)
Issuance of common stock ................      10,000                      77
Treasury shares acquired ................
Cash dividends ($.38 per share)..........                                             (757)
Warrants issued .........................                                  41
Repayment of ESOP loan ..................
Net income ..............................                                            5,147
                                            ---------       ---      --------     --------
Balance, September 30, 1996 .............   2,047,209       $20      $ 21,761     $ 12,458
Treasury shares issued ..................                                 (34)
Issuance of common stock ................   3,363,436        34        35,060
Treasury shares acquired ................
Cash dividends ($.40 per share)..........                                           (1,404)
Repayment of ESOP loan ..................
Net income ..............................                                           10,951
                                            ---------       ---      --------     --------
Balance, September 30, 1997 .............   5,410,645       $54      $ 56,787     $ 22,005
(Unaudited)
Treasury shares issued ..................                                  34
Issuance of common stock ................      49,956         1         2,522
Treasury shares acquired ................
Cash dividends ($.10 per share)..........                                             (470)
Net Income ..............................                                            3,951
                                            ---------       ---      --------     --------
Balance, December 31, 1997 ..............   5,460,601       $55      $ 59,343     $ 25,486
                                            =========       ===      ========     ========


                                                  Treasury Stock             ESOP           Total
                                           ----------------------------      Loan       Stockholders'
                                               Shares         Amount      Receivable       Equity
                                           -------------  -------------  ------------  --------------
Balance, October 1, 1994 ................     (131,402)     $  (2,437)      $ (546)      $   24,140
Treasury shares acquired ................      (21,298)          (284)                         (284)
Cash dividends ($.09 per share)..........                                                      (161)
Warrants issued .........................                                                        78
Repayment of ESOP loan ..................                                       64               64
Net income ..............................                                                     2,714
                                              --------      ---------       ------       ----------
Balance, September 30, 1995 .............     (152,700)     $  (2,721)      $ (482)      $   26,551
Treasury shares issued ..................        1,889             39                            15
6% stock dividends ......................                                                         1
5 for 2 stock split effected in the
 form of a 150% stock
 dividend................................
Issuance of common stock ................                                                        77
Treasury shares acquired ................       (1,637)           (17)                          (17)
Cash dividends ($.38 per share)..........                                                      (757)
Warrants issued .........................                                                        41
Repayment of ESOP loan ..................                                       65               65
Net income ..............................                                                     5,147
                                              --------      ---------       ------       ----------
Balance, September 30, 1996 .............     (152,448)     $  (2,699)      $ (417)      $   31,123
Treasury shares issued ..................       23,023            483                           449
Issuance of common stock ................                                                    35,094
Treasury shares acquired ................     (579,623)       (11,448)                      (11,448)
Cash dividends ($.40 per share)..........                                                    (1,404)
Repayment of ESOP loan ..................                                       64               64
Net income ..............................                                                    10,951
                                              --------      ---------       ------       ----------
Balance, September 30, 1997 .............     (709,048)     $ (13,664)      $ (353)      $   64,829
(Unaudited)
Treasury shares issued ..................        1,366             30                            64
Issuance of common stock ................                                                     2,523
Treasury shares acquired ................      (10,000)          (440)                         (440)
Cash dividends ($.10 per share)..........                                                      (470)
Net Income ..............................                                                     3,951
                                              --------      ---------       ------       ----------
Balance, December 31, 1997 ..............     (717,682)     $ (14,074)      $ (353)      $   70,457
                                              ========      =========       ======       ==========

          See accompanying notes to consolidated financial statements

                            RESOURCE AMERICA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)



                                                                 Quarter Ended
                                                                  December 31,                 Years Ended September 30,
                                                           --------------------------  -----------------------------------------
                                                               1997          1996          1997          1996           1995
                                                           ------------  ------------  -----------  --------------  ------------
                                                                  (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ..............................................   $   3,951     $   2,285     $  10,951     $  5,147       $   2,714
Adjustments to reconcile net income to net cash
 provided by operating activities:
 Depreciation and amortization ..........................         508           379         1,614        1,368           1,335
 Amortization of discount on senior note and
   deferred finance costs ...............................         208            24           657           75              74
 Provision for possible losses ..........................         318            10           653            7              --
 Deferred income taxes ..................................         826           382        (2,206)       1,059             473
 Accretion of discount ..................................      (1,666)         (793)       (4,124)        (954)         (1,176)
 Gain on asset dispositions .............................      (4,740)         (785)      (11,375)      (3,650)         (1,727)
 Property impairments and abandonments ..................          --            --            38           71              56
Change in operating assets and liabilities:
 Net of effects from purchase of subsidiaries ...........
 (Increase) decrease in accounts receivable .............      (3,086)          316          (935)        (175)             81
 (Increase) decrease in prepaid expenses and other
   current assets .......................................        (372)          236          (103)        (310)             88
 Increase (decrease) in accounts payable ................         367           377           754         (137)           (291)
 Increase (decrease) in accrued income taxes ............          --            --         3,716          377            (100)
 Increase in other liabilities ..........................       1,043           409         4,451           81              51
                                                            ---------     ---------     ---------     --------       ---------
Net cash provided by (used in) operating activities .....      (2,643)        2,840         4,091        2,959           1,578
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of business, less cash acquired .............        (997)           --        (1,226)          --            (877)
Cost of equipment acquired for lease ....................     (15,972)       (4,411)      (34,567)        (731)             --
Capital expenditures ....................................      (1,811)         (130)       (1,791)      (1,097)           (817)
Principal payments on notes receivable ..................          --            --         8,514           --              --
Proceeds from sale or refinancings of assets ............      56,305         2,323        37,713       18,577          10,348
Increase in notes receivable ............................        (355)           --            --           --              --
Increase in other assets. ...............................        (974)       (1,536)       (3,319)        (152)            (59)
Investments in real estate loans ........................     (79,232)      (28,881)      (69,857)     (17,650)        (14,708)
Increase in other long-term liabilities .................       1,168            --            --           --              --
Payments received (revenue recognized) in excess of
 revenue recognized (cash received) on leases ...........         437            76         1,394             (7)           --
                                                            ---------     ---------     ---------     -----------    ---------
Net cash used in investing activities ...................     (41,431)      (32,559)      (63,139)      (1,060)         (6,113)
CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term borrowings. ...................................          --        15,570       129,320          536           2,000
Short-term borrowings ...................................       6,670          (110)           --           --           2,500
Dividends paid ..........................................        (470)         (190)       (1,404)        (756)           (161)
(Increase) decrease in other assets .....................         (15)           --        (5,376)         (31)          4,864
Principal payments on long-term borrowing ...............        (704)       (2,043)      (22,148)         (27)         (4,524)
Principal payments on short-term borrowing ..............      (2,245)           --            --           --              --
Purchase of treasury stock ..............................        (440)           --            --          (17)           (284)
Proceeds from issuance of stock .........................          85        19,659        23,781           93              --
                                                            ---------     ---------     ---------     ----------     ---------
Net cash provided by (used in) financing activities .....       2,881        32,886       124,173         (202)          4,395
                                                            ---------     ---------     ---------     ----------     ---------
Increase (decrease) in cash and cash equivalents ........     (41,193)        3,167        65,125        1,697            (140)
Cash and cash equivalents at beginning of period ........      69,279         4,154         4,154        2,457           2,597
                                                            ---------     ---------     ---------     ----------     ---------
Cash and cash equivalents at end of period ..............   $  28,086     $   7,321     $  69,279     $  4,154       $   2,457
                                                            =========     =========     =========     ==========     =========

          See accompanying notes to consolidated financial statements

                             RESOURCE AMERICA, INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (information as of December 31, 1997 and for the three months ended
                   December 31, 1997 and 1996 is unaudited)


NOTE 1--NATURE OF OPERATIONS

     Resource America, Inc. (the "Company") is a specialty finance company engaged in three lines of business: (1) the financing of mortgage loans, including the acquisition and resolution of commercial real estate loans and, beginning in the fiscal year ending September 30, 1998, the origination, acquisition and sale of residential loans; (2) commercial equipment leasing, and (3) energy operations, including natural oil and gas production. Based on net assets and net income, the financing of mortgage loans is the dominant current business line.

     The markets for the Company's business lines are as follows: in the financing of mortgage loans, the Company obtains its commercial mortgage loans on properties located throughout the United States from various financial institutions and other organizations, while its residential mortgage loans will be obtained through direct mail supported by outbound telemarketing and several wholesale channels to potential borrowers throughout the United States; in commercial equipment leasing, the Company markets its equipment leasing products nationwide through equipment manufacturers, regional distributors and other vendors; and in energy, gas is sold to a number of customers such as gas brokers and local utilities; oil is sold at the well site to regional oil refining companies in the Appalachian basin.

     The Company's ability to acquire and resolve commercial mortgage loans, obtain residential mortgage loans and to fund equipment lease transactions will be dependent on the continued availability of funds. The availability of third-party financing for each of these specialty finance businesses will be dependent upon a number of factors over which the Company has limited or no control, including general conditions in the credit markets, the size and liquidity of the market for the types of real estate loans or equipment leases in the Company's portfolio and the respective financial performance of the loans and equipment leases in the Company's portfolio.

     The Company's growth will also depend on its continued ability to generate attractive opportunities for acquiring commercial mortgage loans at a discount and to originate equipment leases. The availability of loans for acquisition on terms acceptable to the Company will be dependent upon a number of factors over which the Company has no control, including economic conditions, interest rates, the market for and value of properties securing loans which the Company may seek to acquire, and the willingness of financial institutions to dispose of troubled or under-performing loans in their portfolios.

     Mortgage loans and equipment leases are subject to the risk of default in payment by borrowers and lessees. Mortgage loans are further subject to the risk that declines in real estate values could result in the Company being unable to realize the property values projected.


NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Principles of Consolidation

     The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries and its pro rata share of the assets, liabilities, income, and expenses of the oil and gas partnerships in which the Company has an interest. All material intercompany transactions have been eliminated. All per share amounts and references to numbers of shares give effect to 6% stock dividends paid in both January and April 1996 and a five-for-two stock split (effected in the form of a 150% stock dividend) in May 1996.


Use of Estimates

     Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                            RESOURCE AMERICA, INC.

      (information as of December 31, 1997 and for the three months ended
                   December 31, 1997 and 1996 is unaudited)


NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

     In the opinion of management, all adjustments (consisting of normally recurring accruals) necessary for a fair statement of the results of operations for the interim period included herein have been made.


Impairment of Long-Lived Assets


     The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an asset's estimated future cash flows will not be sufficient to recover its carrying amount, an impairment charge will be recorded to reduce the carrying amount for that asset to its estimated fair value.


Stock-Based Compensation


     The Company adopted the disclosure only option under Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock Based Compensation, effective January 1, 1997. As such, the Company recognizes compensation expense with respect to stock option grants to employees using the intrinsic value method prescribed by Accounting Principles Board Opinion No.
25. Accordingly, SFAS No. 123 had no impact on the Company's financial position or results of operations (see Note 9).


Transfers of Financial Assets


     The Company adopted SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities effective January 1, 1997. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application was not permitted. The adoption of SFAS 125 did not have a material impact on the Company's financial position or results of operations.


Oil and Gas Properties


     The Company follows the successful efforts method of accounting. Accordingly, property acquisition costs, costs of successful exploratory wells, all development costs, and the cost of support equipment and facilities are capitalized. Costs of unsuccessful exploratory wells are expensed when such wells are determined to be nonproductive. The costs associated with drilling and equipping wells not yet completed are capitalized as uncompleted wells, equipment, and facilities. Geological and geophysical costs and the costs of carrying and retaining undeveloped properties, including delay rentals, are expensed as incurred.


     Production costs, overhead, and all exploration costs other than costs of exploratory drilling are charged to expense as incurred.


     Unproved properties are assessed periodically to determine whether there has been a decline in value and, if such decline is indicated, a loss is recognized. The Company compares the carrying value of its oil and gas producing properties to the estimated future cash flow, net of applicable income taxes, from such properties in order to determine whether their carrying values should be reduced. No adjustment was necessary during the fiscal years ended September 30, 1997, 1996 or 1995.


     On an annual basis, the Company estimates the costs of future dismantlement, restoration, reclamation, and abandonment of its gas and oil producing properties. Additionally, the Company evaluates the estimated salvage value of equipment recoverable upon abandonment. At September 30, 1997 and 1996 the Company's evaluation of equipment salvage values was greater than or equal to the estimated costs of future dismantlement, restoration, reclamation, and abandonment.

                            RESOURCE AMERICA, INC.

      (information as of December 31, 1997 and for the three months ended
                   December 31, 1997 and 1996 is unaudited)


NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

Depreciation, Depletion and Amortization


     Proved developed oil and gas properties, which include intangible drilling and development costs, tangible well equipment, and leasehold costs, are amortized on the unit-of-production method using the ratio of current production to the estimated aggregate proved developed oil and gas reserves.


     Depreciation of property and equipment, other than oil and gas properties, is computed using the straight-line method over the estimated economic lives, which range from 3 to 25 years.


Other Assets


     Included in other assets are intangible assets that consist primarily of contracts acquired through acquisitions recorded at fair value on their acquisition dates, the excess of the acquisition cost over the fair value of the net assets of a business acquired (goodwill) and deferred financing costs. The contracts acquired are being amortized on a declining balance method over their respective estimated lives, ranging from five to thirteen years, goodwill is being amortized on a straight-line basis over fifteen years, deferred financing costs are being amortized over the terms of the related loans (two to seven years) and other costs are being amortized over varying periods of up to five years.


     Other assets at December 31, 1997 and September 30, 1997 and 1996 were:



                                                                           September 30,
                                                       December 31,    ---------------------
                                                           1997           1997        1996
                                                      --------------   ---------   ---------
                                                        (Unaudited)
                                                                  (in thousands)
   Contracts acquired .............................       $ 1,712       $ 1,636     $  549
   Goodwill .......................................         4,061           709        518
   Deferred financing costs .......................         5,092         5,240        512
   Investment in real estate partnerships .........         1,827         1,827         22
   Restricted cash ................................           854         1,052        935
   Other ..........................................         2,777         1,792        410
                                                          -------       -------     ------
                                                          $16,323       $12,256     $2,946
                                                          =======       =======     ======

Fair Value of Financial Instruments


     The following methods and assumptions were used by the Company in estimating the fair value of each class of financial instruments for which it is practicable to estimate fair value.


     For cash and cash equivalents, receivables and payables, the carrying amounts approximate fair value because of the short maturity of these instruments. For long-term debt, including current maturities, the fair value of the Company's long-term debt approximates historically recorded cost since interest rates approximate market.


     Based upon available market information and appropriate valuation methods, the Company believes the carrying cost of investments in direct financing leases approximates fair value.


     For investments in real estate loans, the Company believes the carrying amounts of the loans are reasonable estimates of their fair value considering the nature of the loans and the estimated yield relative to the risks involved.

                            RESOURCE AMERICA, INC.

      (information as of December 31, 1997 and for the three months ended
                   December 31, 1997 and 1996 is unaudited)


NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

Concentration of Credit Risk


     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of periodic temporary investments of excess cash. The Company places its temporary excess cash investments in high quality short-term money market instruments, principally at Jefferson Bank (see Note 3), and other high quality financial institutions. The amounts of these instruments may at times be in excess of the FDIC insurance limit. At December 31, 1997 and September 30, 1997, the Company had $27.9 million and $67.7 million, respectively, in deposits at Jefferson Bank, of which $26.9 million and $66.6 million, respectively, were over the FDIC insurance limit. No losses have been experienced on such investments.


Revenue Recognition


Real Estate Finance

     The difference between the Company's cost basis in a loan and the sum of projected cash flows from, and the appraised value of, the underlying property (up to the amount of the loan) is accreted into interest income over the estimated life of the loan using a method which approximates the level interest method. Projected cash flows and appraised values of the property are reviewed on a regular basis and changes to the projected amounts reduce or increase the amounts accreted into interest income over the remaining life of the loan.

     Gains on the sale of a senior lien interest in a loan (or gains, if any, from the refinancing of a loan) are recognized based on an allocation of the Company's cost basis between the portion of the loan sold or refinanced and the portion retained based upon the fair value of those respective portions on the date of sale or refinance. Any gain recognized on a sale of a senior lien interest or a refinancing is brought into income at the time of such sale or refinancing.


Equipment Leasing


     Direct finance leases, as defined by SFAS No. 13, Accounting for Leases, are accounted for by recording on the balance sheet the total future minimum lease payments receivable plus the estimated unguaranteed residual value of leased equipment less the unearned lease income. Unearned lease income represents the excess of the total future minimum lease payments plus the estimated unguaranteed residual value expected to be realized at the end of the lease term over the cost of the related equipment. Unearned lease income is recognized as revenue over the term of the lease by the effective interest method. Initial direct costs incurred in consummating a lease are capitalized as part of the investment in direct finance leases and amortized over the lease term as a reduction in the yield.


     Gains arising from the sale of direct financing leases and notes secured by equipment leases occur when the Company obtains permanent funding through the sale of a pool of leases to a third party. Subsequent to a sale, the Company has no remaining interest in the pool of leases or equipment except (i) if a note is delivered as part of the sale proceeds, a security interest in the pool, and (ii) the obligation of the Company under certain circumstances to replace non-performing leases in the pool. Upon consummation of the sale transaction, the Company records a provision for anticipated losses under its guaranty. At December 31, 1997 and September 30, 1997, the Company had guaranteed approximately $4.9 million and $5.5 million, respectively, of lease receivables with respect to leases sold.


     Equipment leasing revenues also consist of management fees, brokerage fees and a share of net income from partnerships in which a subsidiary of the Company serves as general partner. Management fees are earned for management services provided to the partnerships. Such fees are recognized as earned (see Limited Partnerships, below).

                            RESOURCE AMERICA, INC.

      (information as of December 31, 1997 and for the three months ended
                   December 31, 1997 and 1996 is unaudited)


NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

Energy Operations

     Working interest, royalties and override revenues are recognized as production and delivery takes place. Well service income is recognized as revenue as services are performed.


Cash Flow Statements

     The Company considers temporary investments with a maturity at the date of acquisition of 90 days or less to be cash equivalents.

Supplemental disclosure of cash flow information:



                                                                      Quarter Ended                  Years Ended
                                                                      December 31,                  September 30,
                                                                 -----------------------   --------------------------------
                                                                     1997         1996         1997       1996       1995
                                                                 -----------   ---------   -----------   ------   ---------
                                                                       (Unaudited)
                                                                                       (in thousands)
Cash paid during the periods for:
 Interest ....................................................    $    173      $  575       $ 2,727      $797     $1,104
 Income taxes ................................................       4,180         450         2,094       770        255
Non-cash activities include the following:
 Notes received in exchange for -
   Sales of leases ...........................................    $  3,891      $3,260       $13,275      $ --     $   --
   Sale of mortgages .........................................       8,093          --            --        --         --
 Debt assumed upon acquisition of real estate loan ...........          --          --         2,381        --         --
 Receipt of note in satisfaction of real estate sale .........       1,000          --         3,500        --         --
 Note payable issued in acquisition ..........................                                   925        --         --
 Stock issued in acquisition .................................       2,500          --           315        --         --
Details of acquisition:
 Fair value of assets acquired ...............................    $  3,545      $   --       $ 2,466      $ --     $1,189
 Debt issued .................................................          --          --          (925)       --         --
 Stock issued ................................................      (2,500)         --          (315)       --         --
Liabilities assumed ..........................................         (48)         --            --        --       (312)
                                                                  --------      ------       -------      ----     ------
Net cash paid ................................................    $    997      $   --       $ 1,226      $ --     $  877
                                                                  ========      ======       =======      ====     ======

Limited Partnerships

     The Company conducts certain energy and leasing activities through, and a portion of its revenues and are attributable to, limited partnerships ("Partnerships"). The Company serves as general partner of the Partnerships and assumes customary rights and obligations for the Partnerships. As the general partner, the Company is liable for Partnership liabilities and can be liable to limited partners if it breaches its responsibilities with respect to the operations of the Partnerships.

     The Company is entitled to receive management fees, reimbursement for administrative costs incurred, and to share in the Partnerships' revenue and costs and expenses, according to the respective Partnership agreements. Such fees and reimbursements are recognized as income and are included in energy services and equipment leasing revenue. Amounts reimbursed for costs incurred as operator of certain oil and gas partnership properties and as the general partner in certain equipment leasing partnerships for the quarters ended December 31, 1997 and 1996 was $880,000 and $673,000, respectively, and for the years ended September 30, 1997, 1996, and 1995 approximated $1.8 million, $1.6 million, and $.5 million, respectively. The Company includes in its operations the portion of the oil and gas Partnerships' revenues and expenses applicable to its interests therein.

                            RESOURCE AMERICA, INC.

      (information as of December 31, 1997 and for the three months ended
                   December 31, 1997 and 1996 is unaudited)


NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

Income Taxes

     The Company records deferred tax assets and liabilities, as appropriate, to account for the estimated future tax effects attributable to temporary differences between the financial statement and tax bases of assets and liabilities and the value at currently enacted tax rates, of operating loss carryforwards. The deferred tax provision or benefit each year represents the net change during that year in the deferred tax asset and liability balances.


Earnings Per Share

     In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128 "Earnings per Share." This statement is effective for financial statements issued for periods ending after December 15, 1997; earnings per share data included herein have been restated to reflect the new standard. Under this statement the previous calculation of primary earnings per share ("EPS") is changed to exclude the dilutive effect of stock options and is referred to as Basic EPS.

     Earnings per share-basic are determined by dividing net income by the weighted average number of common shares outstanding during the period. Earnings per share - diluted are computed by dividing net income by the weighted average number of shares and dilutive potential common shares outstanding during the period. Dilutive potential common shares include shares issuable under the terms of various stock option and warrant agreements net of the number of such shares that could have been reacquired (at the weighted average price of the Company's Common Stock during the period) with the proceeds received from the exercise of the options and warrants (see Notes 8 and 9).


Reclassifications

     Certain reclassifications have been made to the consolidated financial statements for the quarter ended December 31, 1996 to conform with the presentation for the quarter ended December 31, 1997. In addition, certain reclassifications have been made to the consolidated financial statements for the fiscal years ended September 30, 1996 and 1995 to conform with the presentation for the fiscal year ended September 30, 1997.

NOTE 3--TRANSACTIONS WITH RELATED PARTIES

     Until April 1996, the Chairman of the Company was of counsel to Ledgewood Law Firm, P.C. ("LLF") which provides legal services to the Company. LLF was paid $803,000, $402,000 and $562,000 during fiscal 1997, 1996 and 1995, respectively, for legal services rendered to the Company. The Chairman of the Company receives certain debt service payments from LLF related to the termination of his affiliation with such firm and its redemption of his interest therein.

     The Company holds commercial real estate loans of borrowers whose underlying properties are managed by Brandywine Construction & Management, Inc. ("BCMI"). The Chairman of the Company is Chairman of the Board of Directors and a minority stockholder (approximately 8%) of BCMI. The Company has advanced funds to certain of these borrowers for improvements on their properties which have been performed by BCMI. In several instances, the President of BCMI has also acted as the general partner of the borrower or as an officer of a corporate general partner. BCMI has subordinated receipt of its management fees to receipt by the Company from the properties of minimum debt service payments required under the obligations held by the Company.

     The Company also maintains normal banking and borrowing relationships with Jefferson Bank, a subsidiary of JeffBanks, Inc. The Chairman of the Company is an officer and director of JeffBanks, Inc. and, together with his spouse, is a principal stockholder thereof; his spouse is Chairman and Chief Executive Officer

                            RESOURCE AMERICA, INC.

      (information as of December 31, 1997 and for the three months ended
                   December 31, 1997 and 1996 is unaudited)


NOTE 3--TRANSACTIONS WITH RELATED PARTIES  -- (Continued)

of Jefferson Bank. Another officer and director of the Company is a director of Jefferson Bank. The Company anticipates that it may, in the future, effect borrowings from Jefferson Bank; it anticipates that any such borrowings will be on terms similar to those which could be obtained by an unrelated borrower. Jefferson Bank is also a tenant at two properties which secure loans held by the Company. Management believes that the terms of the leases with Jefferson Bank are typical of similar leases for similar space.

     In August 1997, the Company, through a subsidiary, acquired a loan with a face amount of $2.3 million from Jefferson Bank at a cost of $1.6 million. The loan is secured by a property owned by a partnership in which an officer of the Company and the Chairman of the Company, together with his wife, are limited partners. The Company leases its headquarters space at such property. LLF and BCMI are also tenants at such property (see Note 10). In September 1997, the Company sold a senior lien interest in this loan to an unrelated party, recognizing a gain of $224,000.

     In June 1997, the Company acquired two loans with an aggregate face amount of $7.0 million from a partnership in which an officer of the Company and the Chairman of the Company, together with his wife, are limited partners. The officer of the Company was previously the general partner of such partnership. The Company acquired such loan at a cost of $3.0 million. In September 1997, the Company sold a senior lien interest in one loan to an unrelated third party and was paid off with respect to the other loan, recognizing an aggregate gain of $804,000.

     In June 1997 the Company sold two senior lien interests to two different limited partnerships for $875,000 and $2.25 million, realizing gains of $310,000 and $811,000, respectively. Officers and directors of the Company hold beneficial interests in these partnerships totalling 21.3% and 18.3%, respectively.


     In December 1996, the Company, through a subsidiary, acquired a loan with a face amount of $52.7 million from an unaffiliated third party at a cost of $19.3 million. The property securing such loan is owned by two partnerships:
1845 Walnut Associates (the "Building Partnership"), which owns the office building and Mutual Associates Ltd. (the "Garage Partnership"), which owns the parking garage. Pursuant to a 1993 loan restructuring agreement, an affiliate of the holder of the loan is required to hold, as additional security for the loan, general partnership interests in both the Building Partnership and the Garage Partnership. As part of the loan purchase transaction, a partnership interest in the Building Partnership was assigned by an affiliate of the loan Seller to a limited partnership of which subsidiaries of the Company are the general and limited partners. Similarly, a partnership interest in the Garage Partnership was assigned to a limited partnership of which a third subsidiary of the Company is general partner and RPI Partnership is limited partner. RPI Partnership is a limited partnership in which officers of the Company, including the Chairman, are limited partners. Although the Company does not anticipate any economic benefit to RPI Partnership, any which may be received will be assigned and transferred to the Company.


     In December 1997 the Company sold a senior lien interest to a limited partnership for $1,000,000 in the form of an interest bearing note, realizing a gain of $267,000. The note was repaid in February 1998. Officers and directors of the Company hold an aggregate beneficial interest in the partnership of 17.8%.

     Management believes that any other such commercial real estate transactions and balances involving parties that may be considered to be related parties are not material.

     The Company administers the activities of certain energy partnerships that it sponsors (see Note 2). Energy service revenues primarily represent services provided to Partnerships and joint ventures managed by the Company. In accordance with industry practice, the Company charges each producing well in the Partnerships and joint ventures a fixed monthly overhead fee and a proportionate share of certain lease operating expenses. These charges are to reimburse the Company for certain operating and general and administrative expenses.

                            RESOURCE AMERICA, INC.

      (information as of December 31, 1997 and for the three months ended
                   December 31, 1997 and 1996 is unaudited)


NOTE 4--INVESTMENTS IN REAL ESTATE LOANS

     The Company has focused its real estate activities on the purchase of income producing mortgages at a discount from both the face value of such mortgages and the appraised value of the properties underlying the mortgages. Cash received by the Company for payment on each mortgage is allocated between principal and interest with the interest portion of the cash received being recorded as income to the Company. Additionally, the Company records as income the accretion of a portion of the discount to the underlying collateral value. For the quarters ended December 31, 1997 and 1996, the accretion of discount amounted to $1.7 millon and $793,000, respectively. This accretion of discount amounted to $4.1 million and $1.0 million during the years ended September 30, 1997 and 1996, respectively. As the Company sells senior lien interests or receives funds from refinancings in such mortgages, a portion of the cash received is utilized to reduce the cumulative accretion of discount included in the carrying value of the Company's investment in real estate loans.

     At December 31, 1997 and at September 30, 1997 and 1996, the Company held real estate loans having aggregate face values of $330.1 million, $233.7 million and $100.5 million, respectively, which were being carried at aggregate costs of $128.9 million, $88.8 million and $21.8 million, including cumulative accretion. Amounts receivable, net of senior lien interests, were $236.9 million, $178.1 million, $61.8 million at December 31, 1997 and September 30, 1997 and 1996, respectively.

     The following is a summary of the changes in the carrying value of the Company's investments in real estate loans for the years ended September 30, 1997 and 1996:




                                                Quarter Ended          Year Ended
                                                                      September 30,
                                                 December 31,    -----------------------
                                                     1997           1997         1996
                                               ---------------   ----------   ----------
                                                 (Unaudited)
                                                            (in thousands)
   Balance, beginning of period ............      $  88,816       $ 21,798     $ 17,991
   New loans ...............................         63,648         71,720       15,127
   Additions to existing loans .............          1,998          1,860        2,564
   Reserve for possible losses .............            (52)          (400)          --
   Accretion of discount ...................          1,666          4,124          954
   Collections of principal ................        (35,250)          (517)      (9,377)
   Cost of loans sold ......................         (3,784)        (9,769)      (5,461)
   Investment in residential loans .........         11,842             --           --
                                                  ---------       --------     --------
   Balance, end of period ..................      $ 128,884       $ 88,816     $ 21,798
                                                  =========       ========     ========


     A summary of activity in the Company's allowance for possible losses related to real estate loans for the quarter ended December 31, 1997 and for the year ended September 30, 1997 is as follows:




                                                Quarter Ended      Year Ended
                                                 December 31,     September 30,
                                                     1997             1997
                                               ---------------   --------------
                                                 (Unaudited)
                                                        (in thousands)
     Balance, beginning of period ..........         $400             $ --
     Provision for possible losses .........           68              400
     Writeoffs .............................           --               --
                                                     ----             ----
     Balance, end of period ................         $468             $400
                                                     ====             ====

                            RESOURCE AMERICA, INC.

      (information as of December 31, 1997 and for the three months ended
                   December 31, 1997 and 1996 is unaudited)


NOTE 5 -- INVESTMENT IN DIRECT FINANCING LEASES

     Components of the net investment in direct financing leases as of December 31, 1997 and 1996 and September 30, 1997 and 1996, as well as future minimum lease payments receivable, including residual values, are as follows:



                                                                                    September 30,
                                                               December 31,    -----------------------
                                                                   1997           1997         1996
                                                              --------------   ---------   -----------
                                                                (Unaudited)
                                                                           (in thousands)
   Total future minimum lease payments receivable .........      $  5,383       $4,186       $ 847
   Initial direct costs, net of amortization ..............            95           75          67
   Unguaranteed residual ..................................           425          310          75
   Unearned lease income ..................................        (1,205)        (932)       (253)
   Allowance for possible losses ..........................          (492)        (248)         (7)
                                                                 --------       ------       --------
   Net investment in direct financing leases ..............      $  4,206       $3,391       $ 729
                                                                 ========       ======       =======


     At September 30, 1997, minimum lease payments for each of the five succeeding fiscal years are as follows: 1998 -- $1.4 million; 1999 -- $1.0 million; 2000 -- $914,000; 2001 -- $502,000; and 2002 -- $365,000.

     A summary of activity in the Company's allowance for possible losses related to direct financing leases for the quarter ended December 31, 1997 and the years ended September 30, 1997 and 1996 are as follows:



                                              Quarter Ended       Year Ended
                                                                September 30,
                                               December 31,    ----------------
                                                   1997          1997      1996
                                             ---------------   --------   -----
                                               (Unaudited)
                                                       (in thousands)
   Balance, beginning of period ..........        $248          $   7      $--
   Provision for possible losses .........        250             253        7
   Write offs ............................           (6)          (12)      --
                                                  ------        -----      ---
   Balance, end of period ................        $492          $ 248      $ 7
                                                  =====         =====      ===


     Unguaranteed residual value represents the estimated amount to be received at contract termination from the disposition of equipment financed under direct financing leases. Amounts to be realized at contract termination depend on fair market value of the related equipment and may vary from the recorded estimate. Residual values are reviewed periodically to determine if the equipment's fair market is below its recorded value.

     Certain of the leases include options to purchase the underlying equipment at the end of the lease term at fair value or the stated residual which is not less that the book value at termination.

                            RESOURCE AMERICA, INC.

      (information as of December 31, 1997 and for the three months ended
                   December, 31, 1997 and 1996 is unaudited)


NOTE 6 -- LONG-TERM DEBT


     Long-term debt consists of the following:



                                                                                        September 30,
                                                                   December 31,    ------------------------
                                                                       1997            1997         1996
                                                                  --------------   -----------   ----------
                                                                    (Unaudited)
                                                                               (in thousands)
12% senior unsecured notes payable, interest due semi-
 annually, principal due August 2004 ..........................      $115,000       $115,000      $    --
9.5% senior secured note payable, repaid in July 1997 .........            --             --        7,902
Loan payable to a bank, secured by a certificate of
 deposit, 20 equal semiannual installments of $32,143
 through February 2003, and quarterly payments of
 interest at 1/2% above the prime rate through 2003 (See
 Note 9) ......................................................           353            353          418
Secured warehouse credit facility at 0.9% above LIBOR
 (6.62% at December 31, 1997) .................................         4,425             --           --
Unsecured loan, monthly installments of approximately
 $5,200 including interest at 2.25% above the prime rate
 (but not less than 7% nor greater than 14.25%) through
 April 2004 at which time the unpaid balance is due.
 This loan was refinanced in December 1996 ....................            --             --          536
Loans payable, secured by real estate, monthly
 installments totaling approximately $39,000 including
 interest ranging from prime (8.5% at September 30,
 1997) to 10.25%, due at various times from December
 2001 through January 2019 ....................................         2,513          3,216          215
Unsecured note payable, due in two equal annual
 Installments of principal and interest beginning March
 1998, interest at LIBOR (6 9/32% at September 30, 1997)                  925            925           --
                                                                     --------       --------      -------
                                                                      123,216         19,494        9,071
Less current maturities .......................................         5,100            708          105
                                                                     --------       --------      -------
                                                                     $118,786       $118,786      $ 8,966
                                                                     ========       ========      =======


     As of September 30, 1997 the long-term debt maturing over the next five fiscal years is as follows: 1998 -- $708,000; 1999 -- $727,000; 2000 --
$285,000; 2001 -- $309,000; and 2002 -- $712,000.


     In July 1997, the Company issued $115 million of 12% Senior Unsecured Notes (the "12% Notes") due August 2004 in a private placement. Provisions of the 12% Notes limit dividend payments, mergers and indebtedness, place restrictions on liens and guarantees and require the maintenance of certain financial ratios.

                            RESOURCE AMERICA, INC.

      (information as of December 31, 1997 and for the three months ended
                   December 31, 1997 and 1996 is unaudited)


NOTE 6 -- LONG-TERM DEBT  -- (Continued)

At September 30, 1997, the Company was in compliance with such provisions. In November 1997, the Company filed a registration statement with the Securities and Exchange Commission offering to exchange the privately placed 12% Notes with a like amount of fully registered 12% Notes.

     In May 1994, the Company privately placed with an insurance company a 9.5% senior secured note in the principal amount of $8 million together with an immediately exercisable detachable warrant to purchase, at any time through May 24, 2004, 449,440 shares, subject to adjustment, of the Company's common stock at an exercise price of $3.38 per share. The value assigned to the warrant ($100,000) was accounted for as paid-in capital, resulting in a discount which was being amortized on a straight-line basis over the life of the note. The senior note was collateralized by substantially all of the Company's oil and gas properties and certain of the Company's real estate loans. This note was paid in full in July 1997 from proceeds of the offering of the 12% Notes. The warrants were exercised in July 1997. (See Note 8.)


     In December 1996, FLI, the Company's equipment leasing subsidiary, entered into a secured revolving credit and term loan facility with a maximum borrowing limit of $20 million with two banking institutions. Interest on the revolving credit and term loan borrowings is payable at a rate equal to the London Interbank Offered Rate ("LIBOR") plus 1.75% and LIBOR plus 2.25% per annum, respectively. The credit facility expires on March 31, 1998 and is renewable annually at the lenders' discretion. A commitment fee of 3/8% per annum is assessed on the unused portion of the borrowing limit. Borrowings under this facility are collateralized by the leases and the underlying equipment being financed and are guaranteed by the Company. The agreement contains certain covenants pertaining to FLI and the Company including the maintenance of certain financial ratios and restrictions on changes in the FLI's ownership and a key management position. During fiscal 1997, the maximum borrowing under this facility was $7.1 million, all of which was repaid prior to fiscal year end. There were no borrowings under this facility during the quarter ended December 31, 1997.


     In September 1997, FMF, the Company's residential mortgage lending business, entered into a secured credit facility with a maximum borrowing limit of $5 million with a banking institution. In December 1997, the limit was raised to $20 million. Interest on each draw under this facility is payable at FMF's election, at either the institution's prime rate, or at the federal funds rate plus 2.5%, or at an adjusted LIBOR plus 1.5%. The credit facility expires in September 1998 unless renewed by the parties. Borrowings under this facility are collateralized by the mortgage loans and the underlying property being financed. The agreement contains certain covenants pertaining to FMF and the Company including the maintenance of certain financial ratios. During fiscal 1997 there were no borrowings under this facility.

     In October 1997, FMF established a $15 million warehouse credit facility with a financial institution, bearing interest at LIBOR or, if unavailable, the interbank eurodollars market rate, plus 90 basis points. The facility is collateralized by a first lien interest in the loans being financed by facility draws. The facility expires in October 1998. The agreement contains certain covenants pertaining to FMF, including the maintenance of certain financial ratios. In the quarter ended December 31, 1997, borrowings under this facility were $6.7 million of which $2.3 million was repaid prior to December 31, 1997.

     In October 1997, the Company obtained a $5 million credit facility from a banking institution for purposes of acquiring oil and gas assets. The credit facility permits draws based on a percentage of reserves of oil and gas properties pledged as security for the facility. Draws under the facility bear interest at this institutions prime rate plus 25 basis points. The facility terminates in June 1999. The agreement contains certain covenants pertaining to the Company, including the maintenance of certain financial ratios.

                            RESOURCE AMERICA, INC.

      (information as of December 31, 1997 and for the three months ended
                   December 31, 1997 and 1996 is unaudited)


NOTE 7 -- INCOME TAXES

     The following table details the components of the Company's income tax expense for the fiscal years 1997, 1996 and 1995.



                                           Year Ended September 30,
                                       ---------------------------------
                                           1997         1996       1995
                                       -----------   ---------   -------
                                                (in thousands)
   Provision for Federal income tax:
     Current .......................    $  6,186      $1,147      $157
     Deferred ......................      (2,206)      1,059       473
                                        --------      ------      ----
                                        $  3,980      $2,206      $630
                                        ========      ======      ====


     A reconciliation between the statutory Federal income tax rate and the Company's effective Federal income tax rate is as follows:



                                                            Year Ended September 30,
                                                        ---------------------------------
                                                           1997        1996        1995
                                                        ---------   ---------   ---------
                                                                 (in thousands)
   Statutory tax rate ...............................      34%         34%         34%
   Statutory depletion ..............................        (2)         (4)         (4)
   Non-conventional fuel and low-income housing
     credits ........................................        (3)       --            (1)
   Tax-exempt interest ..............................        (2)       --          --
   Adjustment to valuation allowance for deferred tax
     assets .........................................      --          --            (7)
   Other ............................................      --          --            (3)
                                                           ----        ----        -----
                                                           27%         30%         19%
                                                           ====        ====        ====


     The components of the net deferred tax liability are as follows:



                                                                     September 30,
                                                               -------------------------
                                                                   1997          1996
                                                               -----------   -----------
                                                                    (in thousands)
   Deferred tax assets:
      Tax credit carryforwards .............................    $    507      $     --
      Alternative minimum tax credit carryforwards .........          --            61
      Interest receivable ..................................       1,490            45
      Net operating loss carryforwards .....................         357            --
      Provision for possible losses ........................         220            --
                                                                --------      --------
                                                                   2,574           106
   Deferred tax liabilities:
      Depreciation .........................................      (2,290)       (2,160)
      ESOP benefits ........................................        (120)         (140)
      Other items, net .....................................        (164)          (12)
                                                                --------      --------
                                                                  (2,574)       (2,312)
                                                                --------      --------
      Net deferred tax liability ...........................    $     --      $ (2,206)
                                                                ========      ========


                            RESOURCE AMERICA, INC.

      (information as of December 31, 1997 and for the three months ended
                   December 31, 1997 and 1996 is unaudited)


NOTE 8 -- STOCKHOLDERS' EQUITY


     In July 1997, the Company issued 983,150 unregistered shares of the Company's common stock pursuant to the exercise of warrants held by the holder of the Company's 9.5% senior secured note payable due 2004, realizing proceeds of $3.66 million. The 983,150 shares were subsequently sold by the holder in a separate private placement to a small group of institutional investors.

     In December 1996, the Company closed a public offering of 1.66 million shares of its Common Stock. The Company received proceeds from the offering of $19.99 million, before offering expenses of $515,000.

     In September 1996, the Company's stockholders authorized an amendment to the Certificate of Incorporation of the Company to increase the total authorized capital stock to 9 million shares, of which 8 million shares were Common Stock and 1 million shares were Preferred Stock.


     On December 20, 1995 and March 12, 1996, the Board of Directors declared 6% stock dividends on the Common Stock. Furthermore, on May 9, 1996 the Board of Directors authorized a five-for-two stock split effected in the form of a 150% stock dividend. These stock dividends resulted in the issuance of 1.2 million additional shares of Common Stock. Earnings per share and weighted average shares outstanding reflect the above transactions.


NOTE 9 -- EMPLOYEE BENEFIT PLANS


Employee Stock Ownership Plan


     The Company sponsors an Employee Stock Ownership Plan ("ESOP"), which is a qualified non-contributory retirement plan established to acquire shares of the Company's Common Stock for the benefit of all employees who are 21 years of age or older and have completed 1,000 hours of service for the Company. Contributions to the ESOP are made at the discretion of the Board of Directors. The ESOP has borrowed funds to purchase shares from the Company, which borrowed the funds for the loan to the ESOP from a bank.

     The Common Stock purchased by the ESOP with the money borrowed is held by the ESOP trustee in a suspense account. On an annual basis, a portion of the Common Stock is released from the suspense account and allocated to participating employees. Any dividends on ESOP shares are used to pay principal and interest on the loan. As of September 30, 1997, there were 113,930 shares allocated to participants which constitute substantially all shares in the plan. Compensation expense related to the plan was $12,600 for both quarters ended December 31, 1997 and 1996. Compensation expense related to the plan amounted to $50,400, $50,300 and $91,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

     The loan from the bank to the Company is payable in semiannual installments through February 1, 2003. The loan from the Company to the ESOP was fully repaid in August 1996. Both the loan obligation and the unearned benefits expense (a reduction in stockholders' equity) will be reduced by the amount of any loan principal payments made by the Company.


Employee Savings Plan


     The Company sponsors an Employee Retirement Savings Plan and Trust under
Section 401(k) of the Internal Revenue Code which allows employees to defer up to 10% of their income (subject to certain limitations) on a pretax basis through contributions to the savings plan. The Company matches up to 100% of each employee's contribution. Included in general and administrative expenses are $67,900 and $17,100 for the quarters ended December 31, 1997 and 1996, respectively. Included in general and administrative expenses are $131,900, $44,700 and $28,100 for the Company's contributions for the years ended September 30, 1997, 1996 and 1995, respectively.

                            RESOURCE AMERICA, INC.

      (information as of December 31, 1997 and for the three months ended
                   December 31, 1997 and 1996 is unaudited)


NOTE 9 -- EMPLOYEE BENEFIT PLANS  -- (Continued)

Stock Options

     The Company has three employee stock option plans, those of 1984, 1989 and 1997. The 1984 and 1989 plans authorize the granting of up to 56,180 and 589,890 (as amended during the fiscal year ended September 30, 1996) shares, respectively, of the Company's common stock in the form of incentive stock options ("ISO's"), non-qualified stock options and stock appreciation rights ("SAR's"). No further grants may be made under these two plans.

     In April 1997, the stockholders approved the Resource America, Inc., 1997 Key Employee Stock Option Plan ("Employee Plan"). This plan, for which 275,000 shares were reserved, provides for the issuance of ISO's and non-qualified stock options. In the first quarter of fiscal 1998 and in fiscal 1997, options for 42,205 and 25,000 shares, respectively, were issued under this plan.

     Options under the 1984, 1989 and 1997 plans become exercisable as to 25% of the optioned shares each year after the date of grant, and expire not later than ten years after grant. The Company received $506,400 from the exercise of stock options in fiscal 1997.

     Transactions for all three stock option plans are as follows:



                                                                    Year Ended September 30,
                                   ------------------------------------------------------------------------------------------
                                                1997                            1996                          1995
                                   ------------------------------  ------------------------------  --------------------------
                                                      Weighted                       Weighted                     Weighted
                                                      Average                         Average                     Average
                                       Shares      ExercisePrice      Shares      Exercise Price     Shares    Exercise Price
                                   -------------  ---------------  ------------  ----------------  ---------  ---------------
Outstanding -- beginning of
 year ...........................      348,316       $   6.21         202,248    $ 2.88             202,248       $ 2.88
   Granted ......................       25,000       $  39.50         202,248    $ 8.58                  --       $   --
   Exercised ....................     (144,663)      $   3.50         (28,090)   $ 2.76                  --       $   --
   Cancelled ....................           --       $     --         (28,090)   $ 2.76                  --       $   --
                                      --------                        -------                       -------
Outstanding -- end of year ......      228,653       $  11.56         348,316    $ 6.21             202,248       $ 2.88
                                      ========                        =======                       =======
Exercisable, at end of year .....       63,554       $   7.06         109,551    $ 2.92             101,124       $ 2.88
                                      --------                        -------                       -------
Available for grant .............      250,000                             --                         5,618
                                      ========                        =======                       =======
Weighted average fair value
 per share of options
 granted during the year ........   $    35.93                      $    6.51                            --
                                    ==========                      =========                       =======


                                     Exercisable                            Exercisable
                    ----------------------------------------------   --------------------------
                                    Weighted
                                     Average          Weighted                      Weighted
Range of                           Contractual         Average                      Average
Exercise Prices       Shares      Life (Years)     Exercise Price     Shares     Exercise Price
-----------------   ----------   --------------   ----------------   --------   ---------------
 $2.76 - $3.04        16,854     5.56                $   2.76         16,854       $   2.76
 $8.19 - $9.01       186,799     5.66                $   8.61         46,700       $   8.61
$39.50 - $39.50       25,000     9.91                $  39.50             --       $  39.50
                     -------                                          ------
                     228,653                                          63,554
                     =======                                          ======

                            RESOURCE AMERICA, INC.

      (information as of December 31, 1997 and for the three months ended
                   December 31, 1997 and 1996 is unaudited)


NOTE 9 -- EMPLOYEE BENEFIT PLANS  -- (Continued)

     In addition, a key employee of Fidelity Leasing, Inc. ("FLI"), a wholly owned subsidiary of the Company, has received options to purchase 10% of the common stock of FLI (1 million shares) at an aggregate price of $220,000 and, should FLI declare a dividend, will receive payments on the options in an amount equal to the dividends that would have been paid on the shares subject to the options had they been issued. In the event that, prior to becoming a public company, FLI issues stock to anyone other than the Company or the key employee, the employee is entitled to receive such additional options as will allow him to maintain a 10% equity position in FLI upon exercise of all options held by such employee (excluding shares issuable pursuant to the employee option plan referred to below), at an exercise price equal to the price paid or value received in the additional issuance. FLI does not anticipate making any such issuances.

     The options issued to the key employee vest 25% per year beginning in March 1997 (becoming fully invested in March 2000), and terminate in March 2005. The options become fully vested and immediately exercisable in the event of a change in control of FLI. The key employee has certain rights, commencing after March 5, 2000, to require FLI to register his option shares under the Securities Act of 1933. In the event FLI does not become a public company by March 5, 2001, the key employee may require that FLI thereafter buy, for cash, FLI shares subject to his options at a price equal to ten times FLI's net earnings (as defined in the agreement) per share for the fiscal year ended immediately prior to the giving of notice of his exercise of this right. FLI is required to purchase 25% of such employee's shares in each year following such employee's exercise of this right.

     FLI has also established another option plan providing for the granting of options, at the discretion of FLI's board of directors, for up to 500,000 shares of common stock to other employees of FLI. As of September 30, 1997, options for 393,000 shares had been issued to certain employees.

     Transactions for both FLI stock option plans are as follows:



                                                                  Year Ended September 30,
                                            --------------------------------------------------------------------
                                                          1997                                1996
                                            ---------------------------------   --------------------------------
                                                                 Weighted                            Weighted
                                                                  Average                            Average
                                                Shares        Exercise Price        Shares        Exercise Price
                                            --------------   ----------------   --------------   ---------------
   Outstanding -- beginning of year .....      1,000,000          $ .22                   --          $   -
      Granted ...........................        393,000          $ .22            1,000,000          $ .22
      Exercised .........................             --          $  --                   --          $  --
      Cancelled .........................             --          $  --                   --          $  --
                                               ---------                           ---------
   Outstanding -- end of year ...........      1,393,000          $  --            1,000,000          $ .22
                                               =========                           =========
   Exercisable, at end of year ..........        250,000          $ .22                   --          $  --
                                               =========                           =========
   Available for grant ..................        107,000                             500,000
                                               =========                           =========
   Weighted average fair value per
     share of options granted during
     the year ...........................    $       .11                         $       .10
                                             ===========                         ===========


                            RESOURCE AMERICA, INC.

      (information as of December 31, 1997 and for the three months ended
                   December 31, 1997 and 1996 is unaudited)


     NOTE 9 -- EMPLOYEE BENEFIT PLANS  -- (Continued)


                                      Outstanding                             Exercisable
                    -----------------------------------------------   ---------------------------
                                     Weighted
                                      Average          Weighted                       Weighted
Range of                            Contractual         Average                       Average
Exercise Prices        Shares      Life (Years)     Exercise Price      Shares     Exercise Price
-----------------   -----------   --------------   ----------------   ---------   ---------------
   $.22 - $.22      1,393,000           8.79            $ .22         250,000          $ .22
                    =========                                         =======


     Fidelity Mortgage Funding, Inc. ("FMF"), another wholly-owned subsidiary of the Company (and in which the Company owns 17 million shares of common stock), has established an option plan pursuant to which 3 million shares of FMF's common stock (representing 15% of FMF's common stock on a fully-diluted basis) have been reserved for options which may be issued to key employees. Under the program, a director and officer of the Company who is also the Chairman of FMF has received options to purchase 2 million shares (representing 10% of FMF's common stock on a fully-diluted basis) at an aggregate price of $235,294 ($.118 per share) and, should FMF declare a dividend, will receive payments on the options in an amount equal to the dividends that would have been paid on the shares subject to the options had they been issued. The options generally will have the same terms as those relating to the FLI options, except that (i) the option term and vesting period commenced in April 1997 and (ii) the period during which the officer/director may sell FMF shares to FMF will commence in April 2002. The options become fully vested and immediately exercisable in the event of a change in control or potential change in control of FMF or the Company. In addition, as part of the program, at September 30, 1997, FMF had granted options to (i) its President and Chief Operating Officer to purchase 800,000 shares at an aggregate price of $100,000 ($.125 per share) (representing 4% of FMF's common stock on a fully-diluted basis), and (ii) to certain other of its employees to purchase 145,000 shares at an aggregate price of $18,125 ($.125 per share), leaving 55,000 shares reserved for issuance of options under the plan at September 30, 1997.

     Transactions for the FMF stock option plan are as follows:



                                                       Year Ended September 30, 1997
                                                      --------------------------------
                                                                           Weighted
                                                                       ---------------
                                                                           Average
                                                          Shares        Exercise Price
                                                      --------------   ---------------
   Outstanding -- beginning of year ...............             --             --
      Granted .....................................      2,945,000          $ .12
      Exercised ...................................             --             --
      Cancelled ...................................             --             --
                                                         ---------
   Outstanding -- end of year .....................      2,945,000          $ .12
   Exercisable, at end of year ....................             --             --
                                                         =========
   Available for grant ............................         55,000
                                                         =========
   Weighted average fair value per share of options
     granted during the year ......................    $       .06
                                                       ===========


                            RESOURCE AMERICA, INC.

      (information as of December 31, 1997 and for the three months ended
                   December 31, 1997 and 1996 is unaudited)


     NOTE 9 -- EMPLOYEE BENEFIT PLANS  -- (Continued)


                                      Outstanding                            Exercisable
                    -----------------------------------------------   --------------------------
                                     Weighted
                                      Average          Weighted                      Weighted
Range of                            Contractual         Average                      Average
Exercise Prices        Shares      Life (Years)     Exercise Price     Shares     Exercise Price
-----------------   -----------   --------------   ----------------   --------   ---------------
 $.118 - $.125      2,945,000           9.63            $ .12           --             --
                    =========                                         ========

     As discussed in Note 2, the Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for these employee stock arrangements.


     SFAS No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net income and earnings per share as if the Company had adopted the fair value method for stock options granted after June 30, 1996. No such options were granted in fiscal 1996. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, 5 or 10 years following vesting; stock volatility, 96%, 87% and 144% in 1997, 1996 and 1995 respectively; risk free interest rate, 6.6%, 6.0% and 6.0% in 1997, 1996 and 1995 respectively; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the awards had been amortized to expense over the vesting period of the awards, pro forma net income would have been $10.5 million ($3.02 per share -- basic; $2.40 per share -- diluted) in fiscal 1997.


     In addition to the various stock option plans, in May 1997 the stockholders approved the Resource America, Inc. Non-Employee Director Deferred Stock and Defined Compensation Plan (the "Director Plan") for which 25,000 shares were reserved for issuance. Each director vests in shares granted under the Director Plan on the fifth anniversary of the date of grant. If a director terminates service prior to such fifth anniversary, all of the shares granted are forfeited. In May 1997, 1,000 shares were granted under the Director Plan to each of the Company's four non-employee directors. The fair value of the grants ($22.50 per share, $90,000 in total) is being charged to operations over the five year vesting period.


NOTE 10--COMMITMENTS


     The Company leases office space under leases with varying expiration dates through 2002 (see Note 3). Rental expense was $238,600, $188,900 and $60,500 for the years ended September 30, 1997, 1996 and 1995, respectively. Future minimum rental commitments for the next five fiscal years were as follows:




                           December 31, 1997    September 30, 1997
                          -------------------  -------------------
                              (Unaudited)
  1998 .................        $506,801             $445,300
  1999 .................         523,825              437,000
  2000 .................         523,825              437,000
  2001 .................         501,925              415,100
  2002 .................         486,625              399,800

                            RESOURCE AMERICA, INC.

      (information as of December 31, 1997 and for the three months ended
                   December 31, 1997 and 1996 is unaudited)


     NOTE 10--COMMITMENTS  -- (Continued)

     As of December 31, 1997 and September 30, 1997, the Company had outstanding commitments to fund the purchase of equipment which it intends to lease, with an aggregate cost of $4.1 million and $11.4 millon, respectively. The Company believes, based on its past experience, that approximately $1.8 million and $4.0 millon, respectively, will be funded.

     As of December 31, 1997 and September 30, 1997, subsidiaries of the Company had four and two warehouse lines of credit which allow them to borrow up to $60 million and $25 millon, respectively. As of December 31, 1997, $4.4 million was outstanding with respect to these lines of credit. No borrowings were outstanding at September 30, 1997.

     The Company has an employment agreement with its Chairman pursuant to which the Company has agreed to provide him with a supplemental employment retirement plan ("SERP") and with certain financial benefits upon termination of his employment. Under the SERP, he will be paid an annual benefit of 75% of his Average Income after he has reached Retirement Age (each as defined in the employment agreement). Upon termination, he is entitled to receive lump sum payments in various amounts of between 25% and five times Average Compensation (depending upon the reason for termination) and, for termination due to disability, a monthly benefit equal to the SERP benefit (which will terminate upon commencement of payments under the SERP). During the first quarter of fiscal 1998, the Company accrued $87,000 with respect to these commitments. During fiscal 1997, the Company accrued $240,000 with respect to these commitments.

NOTE 11--ACQUISITIONS

     In June 1997, the Company acquired equity interests in 288 wells (representing 78 wells net to the Company's interest) and operating rights to an additional 62 wells, together with 220 miles of natural gas pipelines and 21,830 gross acres (9,340 net acres) of mineral rights, for $1.25 million in cash, $925,000 by a note and 17,000 shares of the Company's Common Stock. The acquisition was accounted for as a purchase and, accordingly, the assets and liabilities acquired have been recorded at their estimated fair market values at the date of acquisition. The purchase price resulted in an excess of costs over net assets acquired (goodwill) of approximately $400,000, which is being amortized on a straight line basis over 15 years.

     In April 1997, the Company acquired all the outstanding shares of Bryn Mawr Resources, Inc. ("BMR") for 579,623 shares of common stock. BMR's only asset was 579,623 shares of the Company's Common Stock held by subsidiaries of BMR (excluding 3,807 shares of the Company's Common Stock attributable to minority interests held by third parties in BMR's subsidiaries).

     In December 1997, the Company acquired equity interests in approximately 135 wells (representing approximately 88 net wells, together with 60 miles of natural gas pipelines and 17,000 gross acres of mineral rights, for $900,000 in cash. This acquisition was recorded as a purchase.

     These acquisitions were immaterial to the results of operations of the Company, and therefore pro forma information is excluded.

                            RESOURCE AMERICA, INC.

      (information as of December 31, 1997 and for the three months ended
                   December 31, 1997 and 1996 is unaudited)


NOTE 12--INDUSTRY SEGMENT INFORMATION AND MAJOR CUSTOMERS

     The Company operates in three principal industry segments - real estate, leasing and energy. Segment data for the quarters ended December 31, 1997 and 1996 and for years ended September 30, 1997, 1996 and 1995 are as follows:




                                                                    As of and for the
                                            ------------------------------------------------------------------
                                                  Quarter Ended                       Year Ended
                                                   December 31,                      September 30,
                                            --------------------------   -------------------------------------
                                                1997           1996          1997         1996         1995
                                            ------------   -----------   -----------   ----------   ----------
                                                   (Unaudited)
                                                                      (in thousands)
Revenue:
 Real estate ............................     $  9,392       $ 3,219      $ 19,144      $  7,171     $  6,114
 Leasing ................................        3,172         1,202         7,162         4,466           --
 Energy .................................        1,815         1,339         5,608         5,157        5,332
 Corporate ..............................          698            84           930           197          148
                                              --------       -------      --------      --------     --------
                                              $ 15,077       $ 5,844      $ 32,844      $ 16,991     $ 11,594
                                              ========       =======      ========      ========     ========
Depreciation, Depletion and Amortization:
 Real estate ............................     $    158       $    10      $     36      $     38     $     37
 Leasing ................................          138            81           398           204           --
 Energy .................................          239           288         1,202         1,061        1,254
 Corporate ..............................          (27)           --           (22)           65           44
                                              --------       -------      --------      --------     --------
                                              $    508       $   379      $  1,614      $  1,368     $  1,335
                                              ========       =======      ========      ========     ========
Operating Profit (Loss):
 Real estate ............................     $  7,467       $ 2,865      $ 16,546      $  6,281     $  5,276
 Leasing ................................        1,430           214         2,457         1,916           --
 Energy .................................          518           372         1,699         1,646        1,317
 Corporate ..............................       (3,692)         (679)       (5,845)       (2,497)      (3,248)
                                              --------       -------      --------      --------     --------
                                              $  5,723       $ 2,772      $ 14,857      $  7,346     $  3,345
                                              ========       =======      ========      ========     ========
Identifiable Assets:
 Real estate ............................     $140,280       $51,518      $ 92,287      $ 22,087     $ 18,225
 Leasing ................................       16,251         7,192        10,647         3,019          991
 Energy .................................       16,242        12,895        15,016        12,675       13,790
 Corporate ..............................       35,146         8,806        77,169         6,178        4,544
                                              --------       -------      --------      --------     --------
                                              $207,919       $80,411      $195,119      $ 43,959     $ 37,550
                                              ========       =======      ========      ========     ========
Capital Expenditures:
 Real Estate ............................     $    561       $     5      $     59      $     17     $    172
 Leasing ................................          174            54           585           531           --
 Energy .................................        1,239            71         1,513           501          637
 Corporate ..............................           --            --           507            48            8
                                              --------       -------      --------      --------     --------
                                              $  1,974       $   130      $  2,664      $  1,097     $    817
                                              ========       =======      ========      ========     ========

                            RESOURCE AMERICA, INC.

      (information as of December 31, 1997 and for the three months ended
                   December, 31, 1997 and 1996 is unaudited)


NOTE 12--INDUSTRY SEGMENT INFORMATION AND MAJOR CUSTOMERS  -- (Continued)

     Operating profit (loss) represents total revenue less costs attributable thereto, including interest and provision for possible losses, and less depreciation, depletion and amortization, excluding general corporate expenses.


     The Company's natural gas is sold under contract to various purchasers. For the years ended September 30, 1997 and 1996, gas sales to two purchasers accounted for 29% and 12% and 29% and 13% of the Company's total production revenues, respectively. Gas sales to one purchaser individually accounted for 15% of total revenues for the year ended September 30, 1995.

     In commercial mortgage loan acquisition and resolution, interest and fees earned from a single borrower in the fiscal year ended September 30, 1997 approximated 20%, while for the fiscal year ended September 30, 1996 interest and fees from a (different) single borrower approximated 24% of total revenues. No single borrower generated revenues in excess of 10% in fiscal 1995.

NOTE 13--SUPPLEMENTAL OIL AND GAS INFORMATION

     Results of operations for oil and gas producing activities:




                                               Quarter Ended
                                                December 31,              Year Ended September 30,
                                            --------------------   ---------------------------------------
                                               1997       1996         1997          1996          1995
                                            ---------   --------   -----------   -----------   -----------
                                                (Unaudited)
                                                                    (in thousands)
Revenues ................................    $1,232      $  950     $  3,936      $  3,421      $  3,452
Production costs ........................      (519)       (366)      (1,636)       (1,421)       (1,502)
Exploration expenses ....................       (56)        (46)        (187)         (161)         (230)
Depreciation, depletion, and amortization      (185)       (198)        (712)         (781)         (922)
Income taxes ............................      (146)       (134)        (197)          (96)           --
                                             ------      ------     --------      --------      --------
Results of operations for producing
 activities .............................    $  326      $  206     $  1,204      $    962      $    798
                                             ======      ======     ========      ========      ========

Capitalized Costs Related to Oil and Gas Producing Activities

     The components of capitalized costs related to the Company's oil and gas producing activities (less impairment reserve of $28,000, $22,000, and $30,000 at September 30, 1997, 1996, and 1995, respectively and $29,000 at December 31,
1997), are as follows:




                                              December 31,                  September 30,
                                             --------------   ------------------------------------------
                                                  1997            1997           1996           1995
                                             --------------   ------------   ------------   ------------
                                               (Unaudited)
                                                                   (in thousands)
Proved properties ........................     $  24,142       $  23,254      $  22,549      $  22,416
Unproved properties ......................           974             846            482            650
Pipelines, equipment and other interests .         2,460           2,445          2,540          2,488
                                               ---------       ---------      ---------      ---------
                                                  27,576          26,545         25,571         25,554
Accumulated depreciation, depletion and
 amortization ............................       (15,198)        (15,145)       (14,306)       (13,590)
                                               ---------       ---------      ---------      ---------
   Net capitalized costs .................     $  12,378       $  11,400      $  11,265      $  11,964
                                               =========       =========      =========      =========

                            RESOURCE AMERICA, INC.

      (information as of December 31, 1997 and for the three months ended
                   December 31, 1997 and 1996 is unaudited)


NOTE 13--SUPPLEMENTAL OIL AND GAS INFORMATION  -- (Continued)

Costs Incurred in Oil and Gas Producing Activities

     The costs incurred by the Company in its oil and gas activities during the quarters ended December 31, 1997 and 1996, and during the fiscal years 1997, 1996 and 1995 are as follows:




                                  Quarter Ended           Year Ended
                                  December 31,          September 30,
                                 ---------------   ------------------------
                                  1997     1996     1997     1996     1995
                                 ------   ------   ------   ------   ------
                                   (Unaudited)
                                               (in thousands)
Property acquisition costs:
 Unproved properties .........    $  5     $ 1      $321     $  2     $  5
 Proved properties ...........     990      38       782      157      388
Exploration costs ............     185      44       238      317      317
Development costs ............      73       7       144      176      211

Oil and Gas Reserve Information (unaudited)

     The Company's estimates of net proved developed oil and gas reserves and the present value thereof have been verified by E.E. Templeton & Associates, Inc., an independent petroleum engineering firm. The Company does not estimate the value of its proven undeveloped reserves.

     The Company's oil and gas reserves are located within the United States. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future net revenues and the timing of development expenditures. The reserve data presented represent estimates only and should not be construed as being exact. In addition, the standardized measures of discounted future net cash flows may not represent the fair market value of the Company's oil and gas reserves or the present value of future cash flows of equivalent reserves, due to anticipated future changes in oil and gas prices and in production and development costs and other factors for which effects have not been provided.

                            RESOURCE AMERICA, INC.

      (information as of December 31, 1997 and for the three months ended
                   December 31, 1997 and 1996 is unaudited)


NOTE 13--SUPPLEMENTAL OIL AND GAS INFORMATION  -- (Continued)

     The standardized measure of discounted future net cash flows is information provided for the financial statement user as a common base for comparing oil and gas reserves of enterprises in the industry.




                                                  Gas              Oil
                                                 (mcf)           (bbls)
                                            ---------------   ------------
Balance at September 30, 1994 ...........      12,112,116        296,859
Purchases of reserves in-place. .........         893,104         23,284
Current additions .......................         430,330          3,641
Sales of reserves in-place. .............         (79,294)          (628)
Revisions to previous estimates .........         624,471         14,423
Production. .............................      (1,198,245)       (36,420)
                                               ----------        -------
Balance at September 30, 1995 ...........      12,782,482        301,159
Purchase of reserves in-place ...........         293,602          8,880
Current additions .......................         237,070            726
Sales of reserves in-place ..............         (18,645)        (1,885)
Revision to previous estimates ..........         723,242         35,002
Production ..............................      (1,165,477)       (33,862)
                                               ----------        -------
Balance at September 30, 1996 ...........      12,852,274        310,020
Purchase of reserves in-place ...........       1,903,853         45,150
Current additions .......................          15,984              0
Sales of reserves in-place ..............          (1,393)             0
Revision to previous estimates ..........       1,614,704         38,654
Production ..............................      (1,227,887)       (35,811)
                                               ----------        -------
Balance at September 30, 1997 ...........      15,157,535        358,013
                                               ==========        =======

     Presented below is the standardized measure of discounted future net cash flows and changes therein relating to proved developed oil and gas reserves. The estimated future production is priced at year-end prices. The resulting estimated future cash inflows are reduced by estimated future costs to develop and produce the proved developed reserves based on year-end cost levels. The future net cash flows are reduced to present value amounts by applying a 10% discount factor.




                                                             Year Ended September 30,
                                                     ----------------------------------------
                                                         1997           1996          1995
                                                     ------------   -----------   -----------
                                                                  (in thousands)
Future cash inflows ..............................    $  42,634      $  34,516     $  30,257
Future production and development costs ..........      (21,585)       (16,764)      (15,200)
Future income tax expense ........................       (2,740)        (2,732)       (1,260)
                                                      ---------      ---------     ---------
Future net cash flows ............................       18,309         15,020        13,797
Less 10% annual discount for estimated timing of
 cash flows ......................................       (8,186)        (6,671)       (5,987)
                                                      ---------      ---------     ---------
Standardized measure of discounted future net cash
 flows ...........................................    $  10,123      $   8,349     $   7,810
                                                      =========      =========     =========

                            RESOURCE AMERICA, INC.

      (information as of December 31, 1997 and for the three months ended
                   December 31, 1997 and 1996 is unaudited)


     NOTE 13--SUPPLEMENTAL OIL AND GAS INFORMATION  -- (Continued)

     The following table summarizes the changes in the standardized measure of discounted future net cash flows from estimated production of proved developed oil and gas reserves after income taxes.




                                                                  Year Ended September 30,
                                                          -----------------------------------------
                                                               1997           1996          1995
                                                          -------------   -----------   -----------
                                                                       (in thousands)
Balance, beginning of year ............................     $ 8,349        $  7,810      $  7,961
Increase (decrease) in discounted future net cash
 flows:
Sales and transfers of oil and gas net of related costs      (2,411)         (1,928)       (1,870)
Net changes in prices and production costs ............         512           1,392          (187)
Revisions of previous quantity estimates ..............       2,483             697           418
Extensions, discoveries, and improved recovery less
 related costs ........................................          10             145           253
Purchases of reserves in-place ........................       1,474             242           612
Sales of reserves in-place, net of tax effect .........          (1)            (26)          (46)
Accretion of discount .................................         997             851           842
Net change in future income taxes .....................         (14)           (924)         (240)
Other .................................................      (1,276)             90            67
                                                            ---------      --------      --------
Balance, end of year ..................................     $10,123        $  8,349      $  7,810
                                                            =========      ========      ========

NOTE 14--EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITORS' REPORT


     The Company is the sponsor of Resource Asset Investment Trust ("RAIT"), a recently formed real estate investment trust which commenced operations in January 1998. RAIT has been formed to acquire and provide mortgage financing in situations that generally do not conform to the debt underwriting standards of institutional lenders or sources that provide financing through securitization.



     The chairman of RAIT is the spouse of the chairman of the Company; their son, who is not otherwise an officer or director of the Company, is the Company's representative on RAIT's board of trustees.

     In January 1998, the Company sold 10 loans and senior lien interests in two other loans. The aggregate price paid by RAIT for the loans and the senior lien interests was $20.1 million (including $2.0 million attributable to senior lien interests acquired by the Company and sold to RAIT, at cost, in connection with such purchase. The Company realized a gain on such sale of $3.0 million. The Company anticipates selling further loans to RAIT.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
       No person is authorized to give any information or to make any representation not contained in this Prospectus and any information or representation not contained herein must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer of any securities other than the securities to which it relates or an offer to any person in any jurisdiction where such an offer would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.




                     -----------------------------------
                               TABLE OF CONTENTS
                     -----------------------------------










                                                Page
                                               ------
Available Information ........................    2
Additional Information .......................    2
Incorporation of Certain Documents by
   Reference .................................    3
Prospectus Summary ...........................    4
Risk Factors .................................   11
Price Range of Common Stock and
   Dividend Policy ...........................   23
Capitalization ...............................   24
Selected Consolidated Financial Data .........   25
Use of Proceeds ..............................   27
Management's Discussion and Analysis
   of Financial Condition and Results of
   Operations ................................   27
Business .....................................   39
Management ...................................   64
Security Ownership of Certain Beneficial
   Owners and Management .....................   69
Description of Capital Stock .................   71
Shares Eligible for Future Sale ..............   73
Underwriting .................................   74
Legal Matters ................................   75
Independent Auditors .........................   75
Consolidated Financial Statements ............   F-1


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                               1,500,000 Shares



                              [GRAPHIC OMITTED]


                            RESOURCE AMERICA, INC.


                                 Common Stock


                                  ----------
                                  PROSPECTUS
                                  ----------
                          FRIEDMAN, BILLINGS, RAMSEY
                                  & CO., INC.


                             BANCAMERICA ROBERTSON
                                   STEPHENS


                               JANNEY MONTGOMERY
                                  SCOTT INC.





                              ____________, 1998





--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution.

Registration and Filing Fees:

   Securities and Exchange Commission .........    $ 23,981
   NASD .......................................      17,500
                                                   --------
   Total Registration and Filing Fees .........    $ 41,481

Printing and Engraving* .......................    $ 70,000
Legal* ........................................     400,000
Blue Sky* .....................................      10,000
Accounting* ...................................      80,000
Transfer Agent ................................          --
Total Other Expenses* .........................    $198,519
                                                   --------
Total Expenses ................................    $800,000
                                                   ========

------------
* Estimate


Item 15. Indemnification of Directors and Officers

     As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Company's Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit. In addition, the Company's By-laws provide for indemnification of the Company's officers and directors to the fullest extent permitted under Delaware law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, or otherwise, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     The Company maintains directors' and officers' liability insurance against any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty by any director or officer, excluding certain matters including fraudulent, dishonest or criminal acts or self-dealing.

Item 16. Exhibits and Financial Statement Schedules.


     a. Exhibits.




   1.       Form of Underwriting Agreement.
   2.       Agreement and Plan of Merger among Tri-Star Financial Services, Inc. Frank
            Pellegrini, Resource Tri-Star Acquisition Corp. and the Registrant(1)
   3.1      Restated Certificate of Incorporation of the Registrant.(2)
   3.2      Bylaws of the Registrant, as amended.(2)
   4.       Form of certificate for Common Stock.(2)
   4.2      Indenture with respect to 12% senior notes due 2004 (including form of note).(3)
   5.       Opinion of Ledgewood Law Firm, P.C., as to the legality of the securities being registered (including consent).
  10.1      Receivables Purchase Agreement (lease sales)(4)
  10.2      Purchase and Sale Agreement (lease sales)(4)
  12.       Statement regarding computation of ratios.(1)
  23.1      Consent of E. E. Templeton & Associates, Inc.(4)
  23.2      Consent of Grant Thornton LLP
  23.3      Consent of Ledgewood Law Firm, P.C. (included in Exhibit 5)
  24.       Power of Attorney (included as part of signature pages to this registration statement).

------------


(1) Filed previously as an Exhibit to the Company's Annual Report on Form 10-K for the year ended September 30, 1997.

(2) Filed previously as an Exhibit to the Company's Registration Statement on Form S-1 (Registration No. 333-13905) and by this reference incorporated herein.

(3) Filed previously as an Exhibit to the Company's Registration Statement on Form S-4 (Registration No. 333-40231) and by this reference incorporated herein.


(4) Filed previously as an Exhibit to this Registration Statement as filed with the Commission on or about March 5, 1998.



Item 17.  Undertakings.


     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of registrant's Certificate of Incorporation, Bylaws or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant undertakes that:

     1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     2. For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on April 21, 1998.


                                        RESOURCE AMERICA, INC.



                                        By: /s/ Edward E. Cohen
                                          ------------------------------------
                                           Edward E. Cohen, Chairman of the
                                           Board of Directors, Chief Executive
                                           Officer and President

                               POWER OF ATTORNEY

     Each person whose signature appears below in so signing also makes, constitutes and appoints Edward E. Cohen, Steven J. Kessler, Michael L. Staines, and each of them acting alone, his true and lawful attorney-in-fact, with full power of substitution, for him in any and all capacities to execute and cause to be filed with the Securities and Exchange Commission any and all amendments and post-effective amendments to this registration statement with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or said attorney-in-fact's substitute or substitutes may do or cause to be done by virtue hereof.


                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.




EDWARD E. COHEN, Chairman of                          Date: April 21, 1998
the Board of Directors,
Chief Executive Officer,
President and Director
(Chief Executive Officer)

CARLOS C. CAMPBELL, Director                          Date: April 21, 1998

DANIEL G. COHEN, Executive Vice                       Date: April 21, 1998
President and Director

ANDREW M. LUBIN, Director                             Date: April 21, 1998

SCOTT F. SCHAEFFER, Executive Vice                    Date: April 21, 1998
President and Director

ALAN D. SCHREIBER, M.D.,                              Date: April 21, 1998
Director

MICHAEL L. STAINES, Senior                            Date: April 21, 1998
Vice President, Secretary
and Director

JOHN S. WHITE, Director                               Date: April 21, 1998

STEVEN J. KESSLER, Senior Vice President              Date: April 21, 1998
-- Finance and Chief Financial Officer

NANCY J. MCGURK, Vice                                 Date: April 21, 1998
President -- Finance
(Chief Accounting Officer)

By: /s/ Steven J. Kessler
   ---------------------------------
   STEVEN J. KESSLER,
   as attorney-in-fact for each such
   person pursuant to power of
   attorney heretofore filed as part